As submitted confidentially with the Securities and Exchange Commission on September 28, 2018.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CIBUS LTD.
(Exact name of registrant as specified in its charter)

Bermuda	2836
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
(441) 295-1422
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jim Hinrichs
Chief Financial Officer
Cibus Ltd.
6455 Nancy Ridge Drive
San Diego, California 92121
(858) 450-0008
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth Polin Boris Dolgonos Peter E. Devlin Jones Day 250 Vesey Street New York, New York 10281 (212) 326-3939	Alan Dickson Conyers Dill & Pearman Limited Clarendon House 2 Church Street Hamilton HM 11, Bermuda (441) 295-1422	Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common shares, par value $0.00001 per share	$	$

(1)	Includes the offering price of Class A common shares that may be sold if the option to purchase additional Class A common shares granted to the underwriters is exercised.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2018

PRELIMINARY PROSPECTUS

                Shares

Class A Common Shares

This is our initial public offering. We are offering           of our Class A common shares.

Prior to this offering, there has been no public market for our Class A common shares. We intend to apply to list the Class A common shares on the Nasdaq Global Market under the symbol “          .” We anticipate that the initial public offering price will be between $          and $          per Class A common share.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups (JOBS) Act of 2012 and a “smaller reporting company” as that term is defined in Regulation S-K under the Securities Act of 1933, as amended, and as such, will be subject to certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” beginning on page 18.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us before expenses(1)	$	$
(1)	The underwriters have agreed to reimburse certain of our expenses. See “Underwriting.”

The underwriters have the option to purchase up to           additional Class A common shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the Class A common shares to purchasers on or about          , 2018 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	BofA Merrill Lynch

The date of this prospectus is            , 2018

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, Class A common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common shares.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

i

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“We,” “us,” “our,” the “Company,” “Cibus” and similar references refer: (i) following the consummation of the Reorganization Transactions, including this offering, to Cibus Ltd., a Bermuda exempted company limited by shares, and, unless otherwise stated, all of its subsidiaries, including Cibus Global, Ltd., a British Virgin Islands business company, which we refer to as “Cibus Global,” and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Reorganization Transactions, including this offering, to Cibus Global, and, unless otherwise stated, all of its subsidiaries;
•	“Product candidates” means (i) with respect to canola crops in North America, additional canola traits incorporated from time to time in our proprietary branded canola seed products and (ii) our traits that we intend to license globally to third-party seed companies, as described under “Business—Commercial Approach and Product Portfolio;”
•	“Continuing Cibus Global Equity Owners” refers to those Original Cibus Global Equity Owners that will continue to own Equity Interests of Cibus Global after the Reorganization Transactions and who may, following the consummation of this offering, exchange their Equity Interests for our Class A common shares;
•	“Former Cibus Global Equity Owners” refers to those Original Cibus Global Equity Owners who will transfer their Equity Interests of Cibus Global for our Class A common shares in connection with the consummation of this offering;
•	“Original Cibus Global Equity Owners” refers to the owners of non-voting common shares, convertible preferred shares and restricted shares of Cibus Global prior to the Reorganization Transactions;
•	“Equity Interests” refers to the single class of newly issued common shares of Cibus Global that will be in issue following the completion of the Reorganization Transactions; and
•	“Reorganization Transactions” refers to the transactions undertaken in connection with our internal reorganization, as described under “Our Structure and Reorganization—The Reorganization Transactions.”

We will be a holding company and the sole director of Cibus Global, and upon completion of this offering and the application of proceeds therefrom, our principal asset will be Equity Interests of Cibus Global. Cibus Global is the predecessor of the issuer, Cibus Ltd., for financial reporting purposes. Cibus Ltd. will be the audited financial reporting entity following this offering.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Currency amounts in this prospectus are stated in U.S. dollars, unless otherwise indicated.

This prospectus includes industry and market data that we obtained from industry publications, third-party studies and surveys, filings of public companies in our industry, and related industries and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of our and our

ii

industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

“Cibus,” “RTDS,” “SU Canola,” “Nucelis,” “ASAP,” “Trait Machine,” the Cibus logo and other trademarks or service marks of Cibus appearing in this prospectus are the property of Cibus. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders and do not imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners will not assert their rights with respect thereto.

iii

SUMMARY

This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider in making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto before making an investment decision regarding our Class A common shares.

Our Company

Business Overview

We are a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Founded in 2001, we have developed and are commercializing a proprietary and highly differentiated gene-editing technology, which we refer to as the Rapid Trait Development System (“RTDS”). RTDS enables us to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. This ability to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA, establishes our technology as truly non-transgenic, both in process and product, and distinguishes us from competitors. Our gene-editing approach accelerates the processes that underlie natural breeding and provides a versatile and low-cost means to increase crop yields for farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem. We have taken care to responsibly improve characteristics in plants as our trait products are indistinguishable from those that could occur in nature. We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

Historically, large agricultural chemical companies have introduced desirable traits by employing transgenic processes, in which foreign genetic material is integrated into the plant’s genetic code. The integration of this recombinant DNA typically results in seeds being classified as genetically engineered, or bioengineered (“BE”), or genetically modified organisms (“GMO”), and therefore subject to strict regulation in many countries. With transgenic techniques, it can take more than a decade and cost up to an estimated $135 million to develop a single plant trait, assess it for safety and receive regulatory approval prior to commercialization. In contrast, RTDS can be used to develop a desirable plant trait, such as disease tolerance, and introduce it into multiple crops within months, enabling trait commercialization within five years and at a significantly lower cost than transgenic techniques. Our target market is the $39 billion global seed industry. As seeds with traits developed through RTDS are non-transgenic and not subject to heightened GMO regulation in certain of our key agricultural markets, we are able to develop traits that can compete across the seed market—in the $17 billion conventional seed market (non-GMO), and also in the $21 billion biotech seed market (comprising seeds with traits developed through biotechnology). Further, the global fungicide market is valued at over $15 billion. By reducing losses for key diseases, we believe value in this sector can be captured by engineered seeds that improve yields, sustainability and consumer appeal. We believe our technology, commercial relationships and reputation within the global seed industry position us well to accelerate growth in the already fast-growing biotech seed market by providing competitive, non-transgenic options as well as to share in growth of the non-GMO conventional seed market through the non-transgenic introduction of desirable traits.

Our commercial strategy has two pillars. First, in North America, we have launched our proprietary branded canola seed product in the $1.4 billion North American canola seed market. The launch of our first commercial product, SU Canola (canola tolerant to specific sulfonylurea herbicides), has enabled us to establish our brand, build market confidence in Cibus technology and demonstrate the power and commercial viability of our non-transgenic gene-editing process. The high-value North American canola seed market has grown by 133% from $600 million in 2008 to $1.4 billion in 2017. Since we first launched SU Canola in the United States in the 2016 growing season, it has attained approximately a 4% share (measured by acres planted) in the U.S. canola market. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. SU Canola’s non-transgenic nature is recognized in key target canola/oilseed rape markets, and neither the regulatory authorities in the United States nor Canada consider SU Canola to be a product of genetic engineering. In response to market demand for non-GMO products, we have established important industry partnerships to incentivize the cultivation of our SU Canola product. For example, large agribusiness companies, such as Cargill Inc. (“Cargill”) and Bunge Ltd. (“Bunge”), have established agreements to provide farmers non-GMO premiums when they deliver grain produced from our SU Canola seed to their crushing facilities. Building on our success with SU Canola, our canola product candidates for the North American market include additional herbicide tolerances, yield protection and disease tolerance traits. In the North American canola market, our goal is to produce and sell seeds that enable farmers to grow the highest yielding, most profitable canola crops. We expect to launch our next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023.

The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed desirable traits in crops that are positioned to be grown and sold in key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the greatest opportunity to penetrate these markets efficiently, while leveraging our licensing partners’ breeding and commercialization expertise. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. We estimate the addressable rice market to be a $1.9 billion market opportunity. Further, we have established additional customizable “crop platforms” for trait development in flax, potato and cassava, and we are developing crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Including our yield protection and disease tolerance canola traits and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity. To date, the transgenic development of crop traits by large agricultural chemical companies has been mostly limited to herbicide tolerance and insect resistance traits in corn and soybean, and, to a lesser extent, cotton and canola. RTDS is able to address important trait needs, such as disease tolerance and pod shatter reduction, which have not historically been focused on by the large agricultural chemical companies. The non-transgenic development of these under-addressed traits in major crops is a key component of the licensing pillar of our commercial strategy.

Our Proprietary Technologies

We are pioneering a new technological era in agriculture that leverages our expertise in genomics, gene editing and cell culture. Desirable plant traits can take decades to successfully develop and commercialize through conventional and transgenic techniques. RTDS can achieve the results of these processes on a non-transgenic basis, introducing into plants customizable, specific and predictable combinations of value-enhancing traits that can be commercialized in less than five years. RTDS functions effectively as a “trait machine” that enables us to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant. We have developed the know-how to design traits that meet specific customer demands. In this regard, RTDS is capable of delivering multiple desirable traits (or “stacked” traits) within the same plant. For example, starting with our elite, herbicide-tolerant canola parent seed, we have developed traits such as pod shatter reduction, which increases yields realized by farmers, and improved oil quality, which appeals to consumers.

The trait machine enables us to provide customized plant products with tailored traits to our seed company licensing partners, based upon such company’s specific needs, tailored for the demands and geographic location of their farmer customers, as illustrated in the following graphic:

Parental or Elite Genetics
Choose Starting Germplasm / Variety
Elite Germplasm 1
Elite Germplasm 2
Elite Germplasm 3
Other Grower Traits
Select all that apply
Pod Shatter Reduction
Maturity – Days from Seeding to Harvest (early, mid, or late)
Abiotic Stress Tolerances
Select all that apply
Drought Resistance
Heat Tolerance
Herbicide Tolerant Traits
Choose Herbicide Tolerance(s)
None
Mode of Action 1
Mode of Action 2
Other Biotic Stress Tolerances
Select all that apply
Pest Control 1
Resistance to Disease 1
Resistance to Disease 2
Consumer Traits
Select all that apply
Healthier Oil
Allergen Free
Healthier Starches

We have developed extensive genomics and computational biology expertise, which enables us to determine what to edit based upon a deep understanding, at a molecular level, of which genes or edits to those genes contribute to specific characteristics of a plant. Our proprietary process begins by isolating single plant cells for editing. We harness the cell’s intrinsic DNA repair system to edit specific targeted bases within the genome, which can include using a gene repair oligonucleotide, or “GRON.” The GRON acts as a “DNA template,” guiding the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, we use DNA-breaking reagents, such as CRISPR-Cas9, which act as “molecular scissors,” to make site-specific cuts in the DNA of the plant cell. Once the repair process is complete, any editing reagents are entirely degraded by the cell’s natural processes. At this point we have precisely edited a single plant cell. This genetically edited cell does not contain any foreign genetic material, establishing our technology as truly non-transgenic, both in process and product. This aspect of our technology distinguishes Cibus from competitors who deploy transgenic gene-editing processes. Once the presence of the new trait is confirmed, we apply our proprietary, industry-leading cell culture expertise to regenerate and grow an entire plant with the desired traits introduced by our targeted edits. Our product is nature-identical, whereby it mirrors a desirable plant trait that could occur in plants through randomly occurring mutations in nature or through conventional plant breeding.

Our proprietary technologies and traits are protected by more than 300 patents and patent applications worldwide across 16 patent families. We hold key patents and patent applications with respect to RTDS gene-editing methods, oligonucleotide-directed mutagenesis (“ODM”) molecules, delivery methods for our ODM molecules, and applications of our RTDS technologies. We believe our patent portfolio provides us with a significant competitive advantage and creates a barrier to entry for potential competitors.

Market and Industry Overview

As the global human population rises and arable land and water become increasingly scarce, agricultural inputs are the primary means of increasing crop yields. According to Phillips McDougall, three of the largest agricultural input markets in 2017 by global sales were fertilizers, crop protection chemicals and seeds. Within the $39 billion global seed industry, seeds with traits developed through biotechnology, or biotech seeds, account for $21 billion and represent the most profitable and highest growth component of these input markets. Further, as trait development technologies continue to advance, the size of the global seed industry is expected to grow.

More than 20 years ago, new seed breeding technologies transformed the global seed industry, leading to rapid improvements in crop yields and nutritional content. One critical advance was genetic engineering—the ability to alter genes to produce a plant with a specific, desired trait, such as herbicide tolerance, insect resistance or drought tolerance. Historically, these advancements have relied upon transgenic modification, which is the integration of recombinant DNA from other species to develop a non-native characteristic. Crops developed through transgenic modification are developed by integrating foreign DNA, encoding the desired trait randomly into a plant cell’s DNA, typically disrupting an existing gene’s function. The random nature of this technique means that it typically takes thousands of integrations and subsequent evaluations before a desired trait is successfully expressed in the target crop. Further, after several generations of propagation, the modified gene may not continue to properly express the desired trait. Despite these technological challenges, in the United States, nearly 100% of planted acres in certain large crop markets, including cotton and soybean, are crops developed through transgenic modification.

Adoption of Genetically Engineered Crops in the US, 1996 - 2018

% of Planted Acres
100%
80%
60%
40%
20%
0%
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
Soybean
Cotton

Source: ISAAA

More recently, biotechnology companies have deployed gene-editing technologies for crop trait development. Most gene-editing techniques make use of site-directed DNA-breaking nucleases that can make breaks in both strands of DNA at specific locations. The subsequent repair of these DNA breaks can then modify the plant’s genes. The processes employed in modern gene-editing techniques, and the resulting products, can either be transgenic or non-transgenic. Non-transgenic gene editing has a number of advantages over transgenic modification, including precision, faster trait development, potential to identify new gene functions, high specificity and ability to stack traits in novel ways. The combined speed, accuracy and lower cost of non-transgenic gene editing enables the commercially viable development of seeds for a broader range of crops than transgenic modification. Because modern gene editing is either mostly, or in the case of our RTDS, completely non-transgenic, it has the potential to bring the benefits of biotech seeds to more markets over time.

Trait Development Technology	Anticipated Speed to Market & Cost	Demonstrated[1]: Precisely Customize Traits[2]	Demonstrated[1]: Rapidly Stack Customized Traits[3,4]	Demonstrated[1]: Excludes Recombinant DNA in both Process and Product
CIBUS RTDS™	< 5 Years < $10MM	✓+	✓+	✓+
CRISPR & TALEN (DNA Cutters)	< 5 years ~$10MM	✗	✗	Gene Knock in ✗ Gene Knock out[5] ✓−
Transgenic (Genetic Modified Organisms – GMO's)	13 Years $135MM	✗	✗	✗
Chemical Mutagenesis (Traditional chemical or irradiation)	10+ Years	✗	N/A	✓
Classical Breeding	Decades	✗	N/A	✓

1. Based on management's survey of academic literature and other publicly available information.
2. Demonstrated ability to make a directed nucleotide change(s) in an endogenous gene target of a host plant's DNA to develop a desired trait.
3. Rapidly is defined as less than 10 years.
4. Demonstrated ability to make a directed nucleotide change(s) in multiple independent endogenous gene targets of a host plant's DNA to develop desired traits.
5. Only a few cases where a gene knockout Includes the practice of NOT integrating the site-directed nuclease as a transgene.

The Canola Seed Market

We are currently marketing seed traits for canola through our own branded seed, SU Canola.

Canola, a cultivar of rapeseed, is an important source of healthy vegetable oil. In the 1970s, canola was developed by researchers at the University of Manitoba in Canada by breeding rapeseed to be more suitable for human and animal consumption. Globally, nearly 90 million acres of canola and oilseed rape are planted each year of which approximately 25 million acres, with a seed market value of approximately $1.4 billion, are planted in North America. Approximately 90% of North American canola acreage is in Canada.

One of the most efficient oil-producing crops, canola seed contains more than 40% oil with low levels of saturated fats. Canola is highly valued for its versatile applications in the food, feed and biodiesel fuel markets. Further, canola is a high-growth crop. According to the U.S. Department of Agriculture (the “USDA”) and the Canola Council of Canada, Canadian canola production has grown at a compound annual growth rate of 5.9% between 1995 and 2017 as during that period the total planted acreage has nearly doubled from approximately 13 million to 23 million acres.

Our decision to initially focus on canola was driven by the early interest in our technology from canola farmers and producers. Compared to larger crop markets, such as corn and soybean, we believe canola has been underserved by global agriculture conglomerates and chemical producers, as evidenced by their relatively insignificant investment in canola research and development and their failure to introduce new transgenic traits in canola over the last decade. Our technology has demonstrated our ability to cost-effectively develop canola traits that increase value and yield for our canola farmer customers.

Our first canola product, SU Canola, is a non-transgenic sulfonylurea (SU) herbicide tolerant canola. We offer SU Canola as a weed control alternative that promotes sound resistance management options to help control glyphosate-resistant weeds, and it is a logical rotation partner to glyphosate-resistant crops such as Roundup Ready soybeans. Additionally, SU Canola’s status as non-GMO/non-BE in the United States under the USDA’s standards and non-genetically engineered in Canada allows our North American farmer customers to capitalize on premiums offered when selling their non-GMO canola grain. According to Agribusiness Intelligence, total North

American production of non-GMO canola oil is projected to increase by 91% from 2017 to 2027, at a compound annual growth rate of 7%. Since being launched in the United States two years ago, SU Canola has attained approximately a 4% share in the U.S. canola market, and we are preparing for a full launch of the product in Canada in the provinces of Manitoba and Saskatchewan in the 2019 growing season.

Our Value Proposition to Farmers and the Commercial Opportunity it Creates

Farmers’ profit is generally determined by taking the revenue generated when they sell their crop and deducting the cost of their inputs and labor. Our seeds and traits are designed to add value on both sides of this equation.

Farmers’ Revenue

A farmer’s revenue from the sale of crops is a factor of volume and price. Given a fixed amount of farmable land, volume is primarily driven by yield, which is the amount of sellable output per acre of land. Yield is impacted by many factors, including seed, weather, disease, pests and other stresses, both external and internal to the crop being grown. Cibus has traits in development for reduced pod shatter in canola and for disease tolerance in multiple crops. Because these traits have the potential to significantly increase crop yield, they have the corresponding potential to increase a farmer’s revenue.

With respect to price, a crop with a desirable trait typically results in a premium paid to farmers for their output. For example, due to strong demand for non-GMO canola oil and meal, both Cargill and Bunge, two of the largest processors in North America, offer premiums to farmers who deliver grain produced from our SU Canola seed to their crushing facilities. As a result, a farmer who delivers one metric ton of grain produced from our SU Canola would receive $35 in additional revenue for that growing season compared to a farmer who delivers an equivalent amount of grain that is not eligible for the Cargill or Bunge non-GMO premium.

Other traits that we are developing, such as high-oleic oil, also have the potential to command premiums in the marketplace for our farmer customers.

Farmers’ Input Costs

Farmers need four primary crop inputs: seed, fertilizer, crop protection and labor.

Planted seeds require fertilizer to augment yields when soil nutrition is a limiting factor, and crop protection products are applied to protect yield by killing weeds (herbicides) that compete with the crop for resources and by controlling disease and pests (fungicides and insecticides) that might kill or damage the crop. The objective of seed and fertilizer inputs is to increase yield; in contrast, the focus of crop protection inputs is to preserve destruction of existing yield capacity.

Additionally, labor and associated costs (equipment, fuel, etc.) are used to plant the crop, apply the other inputs and facilitate harvest.

Over the past several decades, seed technology, primarily transgenic trait development, has transferred some of the value from the other input categories into the seeds. For example, herbicide resistant seeds have reduced the volume and frequency of herbicide application for a farmer, providing herbicide cost savings and reduced herbicide application labor costs. Likewise, disease resistant seeds are anticipated to reduce the volume and frequency of fungicide applications. Any net reduction in these input costs has the ability to directly improve the farmer’s profitability, and lower herbicide and fungicide use to produce the crop is likely to appeal to consumers and the environment, thereby reducing the impact of high efficiency agriculture production.

The Commercial Opportunity

Historically, given the potential for higher profitability, farmers have been willing to pay for the incremental value created by the increased yield and/or reduced input and labor costs of higher technology seed. For example, as new herbicide resistance and yield enhancing traits were introduced into the North American canola market, the average price per bag of seed rose significantly. Since 2008, the average price of a 50-pound (10-acre) bag of canola seed has almost doubled from approximately $395 to $700, according to AGDATA. At a macro level, this seed technology value creation is evidenced by the increase in total value of the principal seed markets into which significant new traits have been introduced—corn and soybean, and, to a lesser extent, cotton and canola. Heavy investment by large agricultural chemical companies in traits for corn and soybean, which represent over 60% of the seed industry’s $39 billion market value, has driven yield and hybrid performance, generating value for the farmer and for the trait development/seed companies.

With estimated costs of up to $135 million and the approximately 10 to 13 years required to develop and commercialize a new trait, large market participants have not focused on developing transgenic traits beyond corn, soybean, cotton and canola—with cotton and canola being underserved relative to corn and soybean. Transgenic crops only represent approximately 13% of global arable land use. Our RTDS technologies allow for non-transgenic trait development and commercialization in less than five years at a cost of less than $10 million, allowing us to also pursue trait development and commercialization in alternative crops, such as flax, potato and other underserved crops. The lower cost and increased speed of RTDS allow for trait development, and the creation of higher value seeds, in a wide range of less mature crop markets, creating “white space opportunities.” These trait development white space opportunities represent new value that can be shared with farmers, much like those in corn and soybean. For example, rice and potato—crops with a combined accessible market of $4.2 billion globally—are crops with little or no historical trait development, creating white space opportunities for the development of herbicide and disease resistance.

Crop Platform Products by Anticipated Launch Year

***Bold** = Novel trait to industry / white space opportunity* ***MOA** = Mode of Action for Herbicide Tolerance*

	Today	2020 – 2023	2023+	White Space Trait Opportunities	Total Addressable Market (MM Acres)(1)
Canola	• Cell Model Complete • MOA 1	• **MOA 2** • Pod Shatter Reduction • Oil Quality • **Disease Resistance**		• Novel disease traits to displace fungicide applications • MOA2 to control weeds resistant to current herbicides • Potential market growth from non-GMO grain demand	87
Rice	• Cell Model Complete	• **MOA 1** • **MOA 2**	• **Disease Resistance**	• Novel disease traits to displace fungicide applications • Weed control - MOA1 and MOA2 to control weeds resistant to current herbicides	369
Flax	• Cell Model Complete	• **MOA 1**		• Introduction of novel traits, such as weed control MOA 1 - there are none today	6
Potato	• Cell Model Complete		• **Disease Resistance** • **MOA 1**	• Market introduction of novel quality and weed control traits • Novel disease traits to displace fungicide applications	37
Corn		• Cell Model Complete	• MOA 1 • MOA 2 • **Disease Resistance**	• Potential market growth or displacement from non-GMO grain demand • Resistance to MOA1 and MOA2 to control weeds resistant to current herbicides • Novel disease traits to displace fungicide applications	395
Wheat		• Cell Model Complete	• MOA 1 • MOA 2 • **Disease Resistance**	• Novel, non-transgenic traits in wheat in EU for weed control • Novel disease traits to displace fungicide applications	482
Peanut		• Cell Model Complete	• **Peanut Aflatoxin**	• Novel quality trait for consumer benefit	68

(1) Phillips McDougall, 2017

Our Competitive Strengths

We believe that we are strategically well-positioned to develop innovative traits and products with high-value commercial applications. Our competitive strengths include:

•	Proprietary, non-transgenic gene-editing technology and significant cell culture expertise and know-how that distinguishes us from competitors. Our patent-protected RTDS can deliver multiple desirable traits within the same plant without the integration of foreign genetic material. Our technology sets us apart from other gene-editing companies as a result of its non-transgenic foundation, in both process and product. Furthermore, over our 17-year history, we have developed a cell culture technology that enables us to design and transfer a plant in the greenhouse with desirable traits within just a few months.
•	Focus on delivering novel solutions that make farmers more profitable. We are strategically focused on developing novel solutions that drive value for farmers in crops, particularly crops which have been underserved due to limitations in existing technology and cost from development to commercialization. While there has historically been significant investment for transgenic trait development in crops such as corn and soybean and, to a lesser extent, cotton and canola, we are now able to introduce new, non-transgenic traits for crops such as rice, flax, cassava and potato in an efficient and low-cost manner. These crops have been neglected by large market participants and have little or no historical trait development, providing us access to significant market opportunities with limited competition from transgenic crops. We believe our ability to increase the value of crops by introducing alternative and novel traits will be a significant demand driver as farmers search for solutions that can increase their profitability.
•	Ability to stack traits and develop customized seed products that benefit farmers, processors and consumers. Through RTDS, we have established a reproducible, automated process whereby we can develop customized plant products with multiple desirable traits specifically chosen to meet needs across the agricultural value chain. As a result, we can offer products that, for example, enhance crop yields for farmers while producing healthier and more nutritious foods for consumers. This demonstrated ability to stack multiple, desirable traits in plants distinguishes us from other agricultural gene-editing companies. We expect our first stacked products, SU Canola with each of our yield protection (pod shatter reduction) and/or disease tolerance trait, to be launched between 2020 and 2023. With RTDS, we are developing a trait portfolio across major crops that addresses significant market opportunities. SU Canola and our near-term portfolio of canola traits validates the power of RTDS and demonstrates to potential licensing customers the commercial viability of our non-transgenic gene-editing process.
•	Recognized as non-transgenic in key target markets due to our unique process and products. Numerous regulatory agencies in the Americas, including the United States, Canada and Argentina, have confirmed that our RTDS-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. The non-transgenic categorization of our trait products in these key target markets provides us with significant advantages. First, we are able to bring our seeds to market quickly and at a low cost, in part because our products are not subject to the time-consuming regulatory hurdles that apply to transgenic products. Further, we are well-positioned to capitalize on increasing consumer demand for non-GMO products in these target markets.
•	Capital-efficient and highly scalable business model. We have a capital-efficient, low-cost and highly-scalable business model. Our trait licensing strategy is based on our core strengths in research and development and trait development. We will continue to focus on advancing our gene-editing technologies toward developing plants with desired characteristics and intend to largely partner and license our traits to leading seed companies who will manage plant breeding and commercialization. Focusing on trait development while leveraging our licensing partners’ breeding and commercialization expertise, market presence and geographic reach will reduce our expenses and allow us to pursue diversified growth across multiple revenue streams and invest across the agricultural value chain to commercialize products.
•	Premier management team with broad expertise. Our management and senior leadership team has more than 300 years of cumulative industry experience and brings broad knowledge across key areas of our business, including research and development, seed marketing, patent royalty management and regulatory compliance and oversight. Our Chief Executive Officer, Dr. Peter Beetham, and our Chief Scientific Officer, Dr. Greg Gocal, are founding members of the management team and each played a key role in developing our RTDS. Our leadership has a significant track record of scientific breakthroughs and product development at prestigious academic and research institutions and well-known agri-business companies, including the Boyce Thompson Institute at Cornell University, the Salk Institute for Biological Studies, Chemtura Corp., Monsanto Company, Dow AgroSciences LLC, Mycogen Seeds and DeKalb Genetics Corp. with memberships in the American Seed Trade Association, Canadian Seed Trade Association and European Seed Association.

Our Growth Strategy

Our objective is to be the leading provider of non-transgenic traits to market participants across the agricultural value chain in a broad variety of crop markets. We believe that there are significant opportunities to grow our business on a global basis by executing on the following key elements of our strategy:

•	Commercialize a full line of our own branded canola seed in North America. Our first commercial product, SU Canola in North America, has sold out its inventory in each of its first three years on the market as demand from existing and new customers has exceeded our annual supply each year, subject to returns pursuant to the Cibus return policy. We will continue to expand our distribution networks and work with our processor business partners, such as Cargill and Bunge, to take advantage of this market momentum and continue to gain market share with new, innovative canola products. Expanding beyond SU Canola, we expect to launch our next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023, which we believe positions us to be able to offer the best performing product in the $1.4 billion North American canola seed market.
•	Pursue trait-licensing collaborations with market-leading seed companies in canola (oilseed rape) and other crops and geographies. In addition to commercializing our canola seed products in North America, we intend to license our RTDS-developed desirable plant traits to third-party seed companies. We are well positioned to develop multiple traits in parental lines for our licensing partners’ most elite hybrids. We believe that combining our traits with their leading regional germplasm and market presence is cost efficient and can lead to the rapid adoption and market acceptance of our technologies.
•	Advance our research and development capabilities to remain at the forefront of non-transgenic gene editing and advanced plant breeding. We believe RTDS comprises the leading non-transgenic gene-editing technologies and advanced plant breeding techniques. We will continue to invest in, and improve upon, our core strengths in research and development to maintain this leadership position. For example, in addition to our established customizable crop platforms in canola, rice, flax, potato and cassava, we are using RTDS to develop crop platforms in peanut, wheat and corn. We also intend to develop a crop platform in soybean, with the potential to expand to all other major crops. We intend to develop multiple plant traits, including herbicide modes of action, key disease tolerances and yield enhancements in canola, rice, flax, potato, peanut, wheat, corn and soybean. Our goal is to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity by creating value for farmers, processors and consumers. We also have opportunities to extend our gene-editing expertise to other applications, including through our Nucelis team, who is deploying RTDS for non-transgenic trait development in microorganisms, principally yeast, bacteria and algae.
•	Continue to engage with regulatory agencies as policies evolve, and gain market share as global markets open to non-transgenic gene-edited crops. Regulatory authorities around the world have been working for many years to interpret or adapt existing regulations in relation to gene-editing technologies such as those deployed within RTDS. Some authorities, such as those in the United States, Canada, Argentina, Brazil and Chile, have established regulatory procedures that identify crops developed through non-transgenic breeding technologies as non-GMO or not subject to heightened GMO regulation. As a result, it is anticipated that non-transgenic, nature-identical crops developed through RTDS will not be subject to GMO regulation in these territories. In other jurisdictions, regulatory authorities and policy-makers are at various stages of internal review or expert and public consultation, and we will follow such developments closely. A growing number of national governments recognize the potential of gene editing and are encouraging innovation to help address the challenges faced by sustainable food production worldwide. These governments are seeking consistent and proportional regulatory policies for gene-edited crops in order to promote much-needed innovation and to facilitate global trade. Working within a developing regulatory framework we will continue to work closely with regulatory agencies and policy-makers to ensure we meet their requirements to facilitate regulatory approval of our products.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary.

The Reorganization Transactions

Cibus Ltd. was incorporated in Bermuda on September 12, 2018 to serve as the issuer of the Class A common shares offered in this offering and the Class B common shares. Cibus Global is our predecessor company. In connection with the closing of this offering, we will consummate the following reorganizational transactions:

•	We will amend the organizational documents of Cibus Global to provide, among other things, that Cibus Ltd. shall serve as the sole director of Cibus Global.
•	All of the issued and outstanding shares in Cibus Global will be converted on a one-for-one basis into a single class of Equity Interests in Cibus Global (the “Conversion”), and following completion of the Conversion, Cibus Global will undertake a -for-one reverse Equity Interest split. After the reverse split, a total of Equity Interests will be outstanding in Cibus Global.
•	Cibus Ltd. will acquire 100% of the issued and outstanding Equity Interests of Cibus Global held by each of the Blockers (as defined herein) through the acquisition from the Blocker Owners (as defined herein) of all of the shares in the Blockers in exchange for a number of Class A common shares equal to the number of Cibus Global Equity Interests held by such Blockers.
•	Cibus Ltd. will acquire, indirectly through a wholly-owned subsidiary of Cibus Ltd. (such wholly-owned subsidiary, “Cibus Holdings”) all of the Equity Interests in Cibus Global held by the Mandatorily Exchanging Owners and Other Exchanging Owners (each as defined herein), in each case, in exchange for an equal number of our Class A common shares, subject, in the case of restricted Equity Interests, to adjustments to take into account applicable threshold values.
•	Cibus Ltd. will utilize the net proceeds from this offering to purchase, indirectly through Cibus Holdings, newly issued Equity Interests in Cibus Global at a purchase price per Equity Interest equal to the initial public offering price per Class A common share, less underwriting discounts and commissions and offering expenses (the “Net IPO Price”), collectively representing % of Cibus Global’s issued Equity Interests. Cibus Global will, in turn, use a portion of the proceeds from the sale of such newly issued Equity Interests as described in “Use of Proceeds,” including to purchase all of the issued Equity Interests in Cibus Global held by certain non-accredited investors.
•	The Original Cibus Global Equity Owners (other than those referenced above) will continue to own their Equity Interests in Cibus Global following completion of this offering. These Continuing Cibus Global Equity Owners will also be issued Class B common shares of Cibus Ltd., which will have no “economic interests” in Cibus Ltd. (such economic interests meaning the right to receive any distributions or dividends from Cibus Ltd.). Following this offering, each such Continuing Cibus Global Equity Owner will be entitled to cause Cibus Global to redeem some or all of such Continuing Cibus Global Equity Owner’s Equity Interests for an equal number of newly issued Class A common shares (with a corresponding cancellation of an equal number of such Continuing Cibus Global Equity Owner’s Class B common shares), subject, in the case of restricted Equity Interests, to adjustments to take into account applicable threshold values.
•	All Continuing Cibus Global Equity Owners will assign their voting rights with respect to their Equity Interests to Cibus Ltd.

The foregoing transactions are discussed in further detail under “Our Structure and Reorganization.” Immediately following this offering, and as a result of these related transactions, Cibus Ltd. will be a holding company whose principal asset will consist of Equity Interests in Cibus Global, such Equity Interests in Cibus Global being held by Cibus Ltd. either directly or indirectly through Cibus Holdings.

The diagram below depicts our organizational structure after giving effect to the Reorganization Transactions summarized above, and after giving effect to the offering of Class A common shares:

Former Cibus Global Equity Owners
IPO Investors
Continuing Cibus Global Equity Owners
Blocker Owners
% of Class A common shares
% of Total Voting Power
% of Class A common shares
% of Total Voting Power
% of Class B common shares
% of Total Voting Power
% of Class A common shares
% of Total Voting Power
Cibus Ltd. (Bermuda company)
100%
100%
% of Equity Interests
Sole Director
Cibus Holdings (Bermuda company)
Blockers (Delaware corporations)
% of Equity Interests
% of Equity Interests
Cibus Global, Ltd. (British Virgin Islands company)
100%
Cibus Subsidiaries

Corporate Information

Cibus Ltd., the issuer of the Class A common shares in this offering, was incorporated in Bermuda on September 12, 2018. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121, and our telephone number is +1 (858) 450-0008. We also maintain a website at www.cibus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups (JOBS) Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. Pursuant to these provisions:

•	we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	we are required to have only two years of audited financial statements, and correspondingly only two years of related disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations; and
•	we have (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company.

We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.07 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

THE OFFERING

Issuer in this offering
Cibus Ltd.
Class A common shares offered by us
          shares.
Underwriters’ option to purchase additional shares
The underwriters have a 30-day option to purchase up to           additional Class A common shares from us as described under the heading “Underwriting.”
Total number of Class A common shares to be outstanding after this offering
          shares (          shares if the underwriters exercise their option in full).
Total number of Class B common shares to be outstanding after this offering shares, all of which will be owned by the Continuing Cibus Global Equity Owners.
Voting rights
Holders of our Class A common shares and Class B common shares will vote together as a single class on all matters presented to shareholders for their vote or approval except as otherwise required by law. Each Class A common share and Class B common share will entitle its holder to one vote per share on all such matters, except that the aggregate voting power of the Class B common shares will be limited to    %. See “Description of Share Capital.”
Voting power held by holders of Class A common shares after giving effect to this offering
   %.
Voting power held by holders of Class B common shares after giving effect to this offering
   %.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional Class A common shares, assuming an initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds that we receive from this offering to purchase Equity Interests in Cibus Global at a purchase price per Equity Interest equal to the Net IPO Price.

We intend to cause Cibus Global to use a portion of such proceeds to (i) purchase all of the Equity Interests in Cibus Global held by certain investors in Cibus Global and (ii) satisfy certain withholding tax obligations, if applicable, that arise in connection with the disposition of Equity Interests by Original Cibus Global Equity Owners in connection with the Reorganization Transactions (see “Our Structure and Reorganization”), and will cause Cibus Global to use the remainder of such proceeds to fund research and development, to build out commercial capabilities and for working capital and general corporate purposes, as described in greater detail under “Use of Proceeds.”

Exchange rights of holders of Equity Interests
The Continuing Cibus Global Equity Owners, from time to time following the offering, may require Cibus Global to redeem or exchange all or a portion of their Equity Interests for newly-issued Class A common shares on a one-for-one basis in accordance with the terms of the Amended and Restated Cibus Global Memorandum of Association and Articles of Association to be effective upon the closing of this offering (the “Cibus Global Association Documents”). See “Certain Relationships and Related Party Transactions—Amended and Restated Cibus Global Memorandum of Association and Articles of Association.” In connection with any such redemption of a Continuing Cibus Global Equity Owner’s Equity Interests, such Continuing Cibus Global Equity Owner’s corresponding Class B common shares will be cancelled on a one-for-one basis.
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the Class A common shares that are issuable to the Continuing Cibus Global Equity Owners upon redemption or exchange of their Equity Interests and the Class A common shares that are issued to the Former Cibus Global Equity Owners in connection with the Reorganization Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Directed share program
The underwriters have reserved for sale at the initial public offering price up to approximately    % of the Class A common shares being offered by this prospectus for sale to our directors, officers and certain employees and other parties with a connection to the Company. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.
Risk factors
Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common shares.
Nasdaq symbol
“       ”

The number of our Class A common shares to be outstanding after this offering is based on the Equity Interests of Cibus Global and excludes:

•	Class A common shares reserved for issuance under our 2018 Incentive Compensation Plan (as defined and described in “Executive Compensation—Equity-Based Awards”), consisting of (i) Class A common shares issuable upon the exercise of options to purchase Class A common shares granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering and (ii) additional Class A common shares reserved for future issuance;
•	Class A common shares issuable upon the exercise of warrants outstanding as of ; and
•	Class A common shares reserved for future issuance upon redemption or exchange of Equity Interests by the Continuing Cibus Global Equity Owners.

Unless we specifically state otherwise, or the context otherwise requires, the information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above; and
•	no exercise of the underwriters’ option to purchase up to an additional Class A common shares.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical and pro forma consolidated financial data for Cibus Global and its subsidiaries. Cibus Global is the predecessor of the issuer, Cibus Ltd., for financial reporting purposes. The summary consolidated statements of operations data for each of the years ended December 31, 2017 and 2016, and the summary consolidated balance sheets data as of December 31, 2017 and 2016 are derived from Cibus Global’s audited consolidated financial statements, included elsewhere in this prospectus. The summary financial information below should be read together with “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the audited consolidated financial statements, related notes and other information included elsewhere in this prospectus.

The historical results are not necessarily indicative of future results. The summary financial information below does not contain all the information included in our financial statements.

The summary unaudited pro forma consolidated financial data presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 assumes the Reorganization Transactions and this offering were completed on January 1, 2017. The summary unaudited pro forma consolidated balance sheet as of December 31, 2017 assumes the Reorganization Transactions and this offering were completed on December 31, 2017. The unaudited pro forma financial information includes various estimates which are subject to material changes and may not be indicative of what our operations or financial position would have been, had this offering and related transactions taken place on the date indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Financial Data” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

The summary historical consolidated financial and other data of Cibus Ltd. have not been presented, as Cibus Ltd. is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this section.

	Historical Cibus Global		Pro Forma Cibus Ltd.
	Year ended December 31,		Year ended December 31,
	2017	2016	2017
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product sales, net	$1,839	$597	$
Collaboration and research	848	1,196
Collaboration and research - related party	—	440
Total revenue	2,687	2,233
Operating expenses:
Cost of product sales	1,060	1,007
Selling, general and administrative	13,752	13,052
Research and development	17,111	19,854
Total operating expenses	31,923	33,913
Loss from operations	(29,236)	(31,680)
Other (income) expense, net:
Interest income	—	(6)
Interest expense	78	57
Interest expense - related parties	6,179	61
Interest expense, royalty obligation - related parties	5,259	4,225
Other expense, net	144	22
Total other (income) expense, net	11,660	4,359
Loss on equity method investment	—	(100)
Net loss	$(40,896)	$(36,139)	$

Less: Deemed distribution to preferred shareholders	(5,314)	—
Net loss attributable to common shareholders	$(46,210)	$(36,139)	$
Net loss per share attributable to common shareholders, basic and diluted	$(3.40)	$(3.54)	$

	Historical Cibus Global		Pro Forma Cibus Ltd.
	As of December 31,		As of December 31,
	2017	2016	2017
	(In thousands, except per share data)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$6,549	$7,173	$
Total assets	13,128	13,190
Total liabilities	30,598	22,115
Accumulated deficit	(194,132)	(153,236)
Total shareholders’ deficit	(17,470)	(8,925)

RISK FACTORS

Investing in our Class A common shares involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including the financial statements and notes thereto, before you invest in our Class A common shares. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our Class A common shares could decline and you could lose all or part of your investment.

Risks Related to Our Business and Operations

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects.

We have a limited operating history that to date has been focused primarily on research and development, conducting field trials and commercializing our initial product, SU Canola. While we are developing numerous product candidates, we currently have only one commercialized product, SU Canola, which is only available in the United States and, on a limited basis, in Canada. Consequently, we have generated only limited revenue, substantially all of which is attributable to U.S. sales of SU Canola.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in the rapidly developing biotechnology and gene-editing industries. These risks and difficulties include challenges in determining appropriate investments of our limited resources, gaining market acceptance of the products and traits developed using RTDS, managing a complex regulatory landscape, developing new product candidates and competing against other companies operating in the biotechnology and gene-editing spaces. We may also face challenges in scaling our supply chain in a cost-effective manner, as we will rely on contracting with seed production companies, seed distributors, farmers, chemical herbicide companies and crushers / crop processors in connection with the commercialization of our products.

We may not be able to fully implement or execute on our commercial strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies. You should consider our business and prospects in light of the risks and difficulties we face as a growing company focused on developing biotechnology products and trait product candidates.

We have incurred significant losses and anticipate that we will continue to incur significant losses for the foreseeable future.

Our net loss for the years ended December 31, 2017 and 2016 was $40.9 million and $36.1 million, respectively. As of December 31, 2017, we had an accumulated deficit of $194.1 million. The amount of our future net losses will depend, in part, on the amount of our future operating expenses and the pace at which they are incurred, the satisfaction of our Royalty Obligation (as defined herein) and our interest expense related thereto, and our ability to obtain funding through our commercialization activities, through equity or debt financings or through grants or partnerships.

With respect to our Royalty Obligation, we expect the liability balance to continue to increase each year until 2035, as the accretion of interest expense will outpace the cash payments for royalties due, and the related non-cash interest expense recorded to increase in conjunction with the underlying liability balance. We have only one commercialized product—our proprietary branded SU Canola seed—which is only available in the United States and, on a limited basis, in Canada. As a result of our limited commercial activities, we expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that such expenses will increase substantially if and as we, directly or through partners:

•	grow and develop our sales, marketing and distribution infrastructure, including relationships across our supply chain, to support the commercialization of our branded canola seed products in the United States and Canada, and the negotiation of license arrangements for our crop traits, in each case, once they have completed the applicable development process;
•	conduct additional field trials of our current and future product candidates;
•	secure manufacturing arrangements for commercial seed production for our branded canola seed products;

•	continue to advance the research and development of our current and future product candidates, develop additional crop platforms and pursue the automation of our trait machine;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other technologies, germplasm or biological material;
•	seek regulatory and marketing approvals (including non-GMO certification) for our product candidates;
•	make royalty and other payments under any in-license agreements;
•	maintain, protect, expand and defend our intellectual property portfolio;
•	seek to attract and retain new and existing skilled personnel;
•	extend for longer periods than originally expected sales incentives (e.g., rebates and customer rewards) that we offer to farmers in order to grow market share and gain market acceptance; and
•	experience any delays or encounter issues with any of the above.

The net losses we incur may fluctuate significantly from year-to-year and quarter-to-quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our Class A common shares to decline.

We face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do.

The markets for agricultural biotechnology seeds and traits are highly competitive, and we face significant competition in both our branded canola seed and trait licensing businesses. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of desirable plant traits through gene-editing techniques. Competition for the discovery of new desirable traits based on biotechnology is likely to come from a relatively small number of major global agricultural chemical companies, smaller biotechnology research companies and institutions, and academic institutions. For improving crop yields, our traits compete as a system with other practices, including the application of crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. Future mergers and acquisitions may result in even greater concentration of resources among a smaller number of competitors.

Many of our current or potential competitors, either alone or with their research and development or collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, testing and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through research and development and collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our ability to compete effectively depends, in part, on our ability to successfully: evaluate crop trait needs and market demand; control costs; price and market our product candidates; develop a commercialization channel; develop new crop trait product candidates that are attractive to participants across the agricultural value chain; navigate regulatory requirements; and commercialize product candidates in a timely and cost-efficient manner. We may not be successful in developing these capabilities and any such failure may adversely affect our business, results of operations and financial condition.

Many of our existing competitors invest substantial resources in ongoing research and development, and we also anticipate increased competition as new companies enter the market. To the extent that our competitors introduce new technologies, particularly in the area of gene editing, such developments could render our products or technology obsolete, less competitive or uneconomical. In this case, such technological advances or new approaches to trait development could prevent or limit our ability to generate revenue from the commercialization of our product candidates.

We rely on gene-editing technologies that may become obsolete in the future.

We rely on our proprietary RTDS technologies, such as the GRON, to develop our product candidates. If our competitors are able to refine existing gene-editing technologies to be, or develop new gene-editing technologies that are superior to our RTDS technologies, we may face reputational damage and a decline in the demand for our products. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors that are more effective than RTDS or that enable them to develop and commercialize products more quickly or with lower expense than we are able to do. If for any reason our technology becomes obsolete or uneconomical relative to our competitors’ technologies, this would prevent or limit our ability to generate revenues from the commercialization of our products.

Our business activities are currently conducted at a limited number of locations, and damage or business disruptions at these locations would have an adverse effect on our business.

Our current headquarters is located in San Diego, California. Substantially all of our research and development operations and early breeding processes, during which we create genotypic variability and genetic combinations to test, are conducted at our headquarters location. Our first generation parent seed is also created by Cibus staff near our headquarters in greenhouses or fields. All hybrids designated for testing are developed using several different cooperators primarily in Chile. Warehousing for key germplasm seed assets is replicated at least twice within the United States. In addition, later generation parental seed for pre-commercial and commercial hybrids is multiplied by third-party contractors which, along with the derived hybrid seed, is produced and located in the United States and Chile. We use a limited number of seed conditioning and packaging partners, whose facilities are located in the same geographies or close to the market. We take precautions to safeguard our facilities, including maintaining customary insurance coverage, and implementing safety protocols, and keeping critical research results and computer data backed-up on off-site storage networks. However, damage to, or destruction of, critical facilities, equipment, inventory or development projects, or any business disruptions at our critical locations, whether due to natural disasters, acts of vandalism or otherwise, could cause substantial reduction in sales revenues, delays in our operations and could cause us to incur additional expenses.

Loss of or damage to our germplasm libraries would significantly slow our product development efforts.

We have a comprehensive collection of our own proprietary germplasm in which we are developing traits for our branded canola seed products. In addition, we will partner with seed companies to develop our product candidates in their germplasm. Germplasm comprises genetic material covering the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs. To the extent that we lose access to germplasm because of the termination or breach of our licensing agreements, or as a result of insufficient quantities of germplasm for testing, breeding and commercial use in relevant geographies, our product development capabilities could be negatively impacted. In addition, loss of or damage to our germplasm would significantly impair our research and development activities. Although we restrict access to our germplasm at our facilities to protect this valuable resource, we cannot guarantee that our efforts to protect our germplasm will be successful. The destruction or theft of a significant portion of our germplasm collection would adversely affect our business and results of operations.

Our product candidate development efforts may not be successful, and the rate of product candidate development may be slower than expected.

Investment in our product candidate development is a highly speculative endeavor that entails substantial research and development efforts using complex technology platforms, such as our RTDS. These product candidate development efforts require significant investments, including expenses relating to laboratory, greenhouse and field testing. For the years ended December 31, 2017 and 2016, we incurred $17.1 million and $19.9 million, respectively, on research and development expenses. We intend to continue to invest in research and development to develop and validate our product candidates. Notwithstanding our investments in research and development, there is significant risk that we will not be able to achieve our product candidate development goals in the desired timeframe or at all, and we may not realize significant product revenue in the near term, if ever.

Moreover, the application of gene-editing technologies can be unpredictable, and may prove to be unsuccessful when attempting to achieve desired traits in different crops and plants. For example, our traits that perform in the greenhouse may not achieve similar performance levels in the field, or may achieve varying performance levels as a result of environmental and geographic conditions. Any such variations could substantially harm our ability to commercialize the relevant product candidate.

The development of crop trait product candidates using innovative and complex technologies, such as our RTDS, is subject to the risks that:

•	our product candidates fail to perform as expected in the field;
•	we are unable to regenerate and grow a plant with a desired trait introduced through targeted edits to a single plant cell using our RTDS;
•	our product candidates do not receive necessary regulatory approvals and governmental clearances in our targeted markets;
•	our products exhibit unanticipated undesirable agronomic performance;
•	our products are viewed as too expensive by farmers or other market participants in the agricultural value chain;
•	our product candidates are difficult to produce on a large scale; and
•	we are unable to fully develop or commercialize our products in a timely manner or at all.

Lastly, the field of gene editing, particularly in plants, is still in its early stages. Unexpected or negative developments from the use of RTDS, including with respect to the exhibition of unanticipated undesirable traits, could adversely affect the commercial value of our products and harm our reputation. In addition, negative developments arising from our competitors’ use of transgenic and non-transgenic gene-editing technology could harm the reputation of gene-editing technology, generally.

We may direct our limited resources toward product candidates that prove to be less profitable or successful than others that we did not pursue.

We have limited financial and managerial resources, which we must expend on the basis of our expectations about, and forecasts of, market demand. As a result, we may forego or delay the pursuit of opportunities with certain product candidates that later prove to have greater commercial potential than those that we do choose to develop. Our resource allocation decisions may lead us to fail to capitalize on commercially viable product candidates or profitable market opportunities. Our spending on current and future research and development programs and product candidates may never yield commercially viable products sufficient to sustain our business and operations.

We intend to license the traits we develop to third parties for sale in their brands, and will be dependent on them to successfully commercialize our traits and generate royalties.

In addition to our commercialization of our branded canola seed products in North America, we intend to license substantially all of the traits we develop to third parties for sale in their brands. Our trait licensee customers will primarily be commercial seed companies, but may also include other biotechnology companies, germplasm providers and growers. Once we license a trait to a customer, they will typically oversee its development and commercialization. In such cases, our ability to achieve milestone payments or generate royalties is not within our direct control.

If our licensees are delayed or unsuccessful in introducing our traits into their products or conducting field trials, or if their field trials fail to produce sufficient conclusory data, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of those products, we may not receive royalty payments as expected and our financial results could be harmed. Further, if these licensee customers fail to market products incorporating our traits at prices that will achieve or sustain market acceptance for those products, our royalty revenues could be further harmed.

Any partnerships that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may seek research and development partnerships or joint venture arrangements with third parties for the development or commercialization of certain product candidates. To the extent that we pursue such arrangements, we will face significant competition in seeking appropriate partners. Moreover, such arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in establishing or implementing such arrangements. The terms of any partnerships, joint ventures or other arrangements that we may establish may not be favorable to us.

The success of any future partnerships or joint ventures is uncertain, and will depend heavily on the efforts and activities of our partners. Such arrangements are subject to numerous risks, including the risks that:

•	our partners may have significant discretion in determining the efforts and resources that they will apply to the arrangement;
•	our partners may not pursue the development and commercialization of our product candidates based on trial results, changes in their strategic focus, competing priorities, availability of funding, or other external factors;
•	our partners may delay or abandon field trials, fail to conduct field trials that produce sufficient conclusory data, provide insufficient funding for field trials, or repeat or conduct new field trials;
•	our partners could develop, independently or with third parties, products that compete with our products;
•	partners who have marketing, manufacturing and distribution rights with respect to a product may not commit sufficient resources to, or otherwise not perform satisfactorily in carrying out, these activities;
•	to the extent that such arrangements provide for exclusive rights, we may be precluded from collaborating with others;
•	our partners may not properly maintain or defend our intellectual property rights, or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•	disputes may arise between us and a partner that causes the delay or termination of the research, development or commercialization of our current or future products, or that results in costly litigation or arbitration that diverts management attention and resources;
•	such arrangements may be terminated, and, if terminated, may result in a need for additional capital for our independent pursuit of matters previously covered by such arrangement;
•	our partners may own or co-own intellectual property that results from our arrangement; and
•	a partner’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If ongoing or future field trials are unsuccessful, we may be unable to complete the development of trait product candidates on a timely basis or at all.

We rely on field trials to demonstrate the efficacy of the traits that we have developed and evaluated in greenhouse conditions. Field trials allow us to test the traits that we have developed in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. The successful completion of field trials is critical to the success of our product development efforts, supports the marketing efforts for our branded canola seed products and will be used to support our licensing efforts with respect to our product candidates. If our ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse effects on the agronomic performance of our crops, or if the field trials do not produce reliable data, our product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. In addition, in order to support our marketing and licensing efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, we cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful. Many factors that are beyond our control may adversely affect the success of these field trials, including unique geographic conditions, weather and climatic variations, disease or pests, or acts of protest or vandalism. Field trials, which may take up to 2–3 years, are costly, and any field trial failures that we may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact our business and results of operations.

We rely on third parties to conduct, monitor, support and oversee field trials, and any performance issues by them may impact our ability to successfully commercialize products or license traits.

We currently rely on third parties, such as farmers, consultants, contractors, and universities, to conduct, monitor, support and oversee our field trials. Because field trials are conducted in multiple geographies, it is often difficult for us to monitor the daily activity of the work being conducted by such third parties that we engage. Although we provide our third parties with extensive protocols regarding the establishment, management, data collection, harvest, transportation and storage of our product candidates, we have limited control over the execution of field trials. Poor field trial execution or data collection, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these third parties could impair the success of our field trials. Any such failures may result in delays in the development of our product candidates or the incurrence of additional costs. Ultimately, we remain responsible for ensuring that each of our field trials is conducted in accordance with the applicable protocol, legal and regulatory and agronomic standards, and our reliance on third parties does not relieve us of our responsibilities. Should such third parties fail to comply with these standards, our ability to develop our product candidates for licensing or commercialization could be adversely impacted, and we may be forced to incur additional costs in regaining compliance.

Additionally, if we are unable to enter into, or maintain, agreements with such third parties on acceptable terms, or if any such engagement is terminated prematurely, we may be unable to conduct or complete our field trials in the manner we anticipate. If our relationship with any of these third parties is terminated, we may be unable to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Switching or adding third parties can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact our ability to meet our desired development timelines.

We may lack the necessary expertise, personnel and resources to successfully commercialize our branded canola products or to effectively license our traits.

To foster the commercial success of our North American branded canola products and to assist our licensee customers in effectively marketing and commercializing products containing our licensed traits, we will need to develop and build-out our own sales and marketing capabilities and, in the case of our branded canola seed products, our supply and distribution capabilities. Factors that may affect our ability to effectively contribute to such commercialization efforts include our ability to: recruit and retain adequate numbers of effective sales and marketing personnel, effectively develop relationships with commercial seed companies and distributors, secure trait license agreements with seed companies requiring them to undertake specific commercialization activities, and persuade farmers to purchase and use seeds with our traits, whether through our own branded canola seed or traits licensed to third-party seed companies. Developing and maintaining such commercialization capabilities and infrastructure requires significant investment, is time-consuming and could delay the launch of our product candidates. Further, in certain target markets we may not be able to build or maintain an effective commercialization infrastructure. If we are unable to find suitable partners in the jurisdictions in which we seek to license our traits or sell our branded canola seed products, we may have difficulties generating revenue from them.

The commercial success of our branded canola seed products depends on our ability to produce high-quality seeds cost-effectively on a large scale and to accurately forecast demand.

We intend to continue to offer our canola products in North America under our own branded canola seed. The production of commercial-scale quantities of parent and hybrid seeds requires the multiplication of plants and collection of seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of seeds depends on our ability to scale our production processes to produce plants and seeds in sufficient quantity to meet demand. We cannot assure that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for our SU Canola hybrids, or for any of the new, innovative canola products that we launch. If we are unable to maintain or enhance the quality of our canola plants and parent and hybrid seeds as we increase our production capacity, we may experience reductions in farmer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, we will need to make seed production decisions well in advance of product sales. Our ability to accurately forecast demand for SU Canola can be adversely affected by a number of factors outside of our control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. As we continue to offer additional branded canola seed products, the demand forecast analysis will become more complex. A shortfall in the supply of our SU Canola product may reduce product revenue, damage our reputation in the market and adversely affect relationships. Any surplus in the amount of SU Canola we have on hand may negatively impact cash flows, reduce the quality of our inventory, and ultimately result in write-offs of inventory. Our estimates regarding the potential size of our target markets for our canola products have not been independently verified and are based on certain assumptions that may not prove to be accurate. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for our branded canola seed products and therefore adversely impact our future business prospects, results of operation and financial condition.

Additionally, given that we will have to keep the inventory marked to market on our balance sheet, we will take financial risk in our inventory as a result of fluctuations in seed prices due to market factors, including the spot price of crops containing our canola traits. Any failure on our part to produce sufficient inventory, or overproduction of SU Canola, could harm our business, results of operations and financial condition.

Interruptions in the production or transportation of our parent and hybrid seeds could adversely affect our operations and profitability.

In some cases, we may produce parent seed containing our traits for both our own branded canola products in North America as well as for our licensee customers who will license our traits for incorporation into their own parent lines. While we will be responsible for the production of our own hybrid seed for our branded canola products, our licensee customers will utilize parent seed containing our traits to produce their own hybrids.

We will rely on contract seed producers for our seed production. Poor execution, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these contract seed producers could adversely affect our products. Any such failures may result in delays in our ability to deliver parent seed to our licensee customers or for our own hybrid seed production needs in a timely manner. Such delays could adversely affect the ability of our licensee customers or, in the case of our branded canola product, Cibus to deliver hybrid seed products to farmers to meet their planting window. Our dependency upon timely seed deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect our operations until alternative arrangements could be made. Such a delay would adversely affect our, and our licensee customers’, reputations and revenues and could result in write-offs of inventory. If we were unable to produce the necessary seed for an extended period of time for any reason, our business, customer relations, and operating results could suffer.

We may not be able to identify suitable seed producers to meet our production needs. If we do identify suitable seed producers, we may not be able to enter into cost effective agreements on acceptable terms. If any contract seed producers whom we engage fail to perform their obligations as expected or breach or terminate their agreements with us, or if we are unable to secure the services of such third parties when and as needed, we may lose opportunities to generate revenue from product sales.

Our third-party distributors and retailers may not effectively market and sell our branded canola seed products.

We depend in part on third-party distributors and retailers for the marketing and selling of our branded canola seed products in North America. We are unable to control their efforts completely. If our distributors and/or retailers fail to effectively market and sell our branded canola seed products, or to do so in full compliance with all applicable laws, our operating results and business may suffer.

The unintended presence of our traits in other products or plants, or of transgenes in our products, may negatively affect us.

Trace amounts of our traits may unintentionally be found outside our containment area in the products of third parties, which may result in negative publicity and claims of liability brought by such third parties against us. Furthermore, in the event of an unintended dissemination of our gene-edited germplasm into the environment, or the presence of unintended trace amounts of our traits in conventional seed, or in the grain or products produced from conventional crops, we could be subject to claims by multiple parties, including environmental advocacy groups, as well as governmental actions such as mandated crop destruction, product recalls, or additional stewardship practices and environmental cleanup or monitoring.

In addition, as a result of the greater use of transgenic seeds by farmers in the regions in which our seed is produced, the adventitious presence of transgenes in the seeds we produce may occur due to unintended cross pollination. We regularly test for the adventitious presence of transgenes in our seed products and product candidates. The adventitious presence of transgenes in our seed products and product candidates would adversely affect our ability to sell that seed and could require crop or seed destructions, reducing our inventory of saleable product which could adversely affect our business, customer relations, and operating results.

Our trait products are new, and if farmers are unable to work effectively with crops containing our traits, our various relationships, our reputation and our results of operations will be harmed.

We provide farmers purchasing our SU Canola, and we intend to work with customers who license our traits for incorporation into their own products to provide to their farmer customers, with information and protocols regarding the establishment, management, harvest, transportation and storage of crops containing our traits. These crop management recommendations may include equipment selection, planting and harvest timing, application of crop protection chemicals such as herbicides and storage systems and protocols. Further, these recommended protocols may require a change in current planting, rotation or agronomic practices, which may be difficult to implement or may discourage the use of our products by agricultural producers. Our general or specific protocols may not apply in all circumstances, may be improperly implemented, may not be sufficient, or may be incorrect, leading to reduced yields, crop failures or other production problems or losses. If farmers purchase seed with our traits on the basis of yield expectations that are not realized, or if crushers or other processors are unable to accept or effectively process crops containing our traits, we will experience damage to our relationships and reputation and the ability to achieve commercial success for our branded and licensed products, notwithstanding the cause for such failures. Statements by customers about negative experiences, or negative outcomes with products containing our traits could harm our reputation, and the decision by these customers or other potential customers not to proceed with large-scale seed purchases could harm our business, revenue and ability to achieve profitability.

Our products may not achieve commercial success quickly or at all.

In addition to the commercialization of our branded canola seed products in North America, we intend to license our RTDS-developed plant traits to third-parties—primarily, seed companies. Although our SU Canola product is commercially available in the United States and, on a limited basis, in Canada, our branded canola seed remains relatively new to the market. Beyond SU Canola, our traits are in various stages of development, and there are no established channels to market for their commercialization by potential licensee customers.

If we are unable to commercially license our traits on a significant scale or if we are unable to achieve the targeted market penetration of our SU Canola product, then we may not be successful in building a sustainable or profitable business. Moreover, we have priced our SU Canola and expect to price our trait licenses based on our assessment of the value that we believe they will provide within the agricultural value chain, rather than on the cost of production. If seed company licensees, farmers or other market participants attribute a lower value to our traits or branded canola seed products than we do, they may not be willing to pay the premiums that we expect to charge. Pricing levels may also be negatively affected if our traits are unsuccessful or suboptimal in enhancing the yields or exhibiting the characteristics that we expect.

Market participants, including commercial seed companies and farmers, may also be cautious in their adoption of seeds containing our traits, with conservative initial purchases and proof of crop success required prior to widespread deployment. It may take several growing seasons for farmers to adopt seeds containing our traits, whether in our branded canola seeds or through brands of third parties, on a large scale. In order to induce farmers to purchase our SU Canola branded seed product, we have offered various rebates and commercial incentives. We may need to extend such branded canola seed sales incentives, or create new sales or licensing incentives for other product candidates, in order to grow market share and gain market acceptance, for longer periods than originally expected, which would reduce our profits.

Public understanding of our RTDS technologies and public perception and acceptance of gene-editing technologies, including our RTDS technologies, could affect our sales and results of operations and impact government regulation of our products.

The success of our branded canola products and the ability of our licensee customers to successfully commercialize products containing our traits depends, in part, on public understanding and acceptance of plant gene editing. Farmers, seed companies and end-product consumers may not understand the nature of our RTDS technologies or the scientific distinction between our non-transgenic products and processes and transgenic products and processes of competitors. As a result, these parties may transfer negative perceptions and attitudes regarding transgenic products to our products and product candidates. A lack of understanding of our RTDS technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing, whether transgenic or non-transgenic, by claiming that plant products developed using biotechnology are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas. The commercial success of our products and product candidates may be adversely affected by such claims, even if unsubstantiated. In addition, extreme opponents of biotechnology have vandalized the fields of farmers planting biotech seeds and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of our farmer customers, our field testing sites or our research, production or other facilities, could adversely affect our sales and our costs.

Negative public perceptions about gene editing can also affect the regulatory environment in the jurisdictions in which we are targeting the sale of our products and the commercialization of our product candidates. Any increase in such negative perceptions or any restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the sale of our products or the development or commercialization of our product candidates. Even following receipt of regulatory approvals or confirmation of non-regulated status in a jurisdiction, public pressure in that jurisdiction may lead to increased regulation of products produced using biotechnology, further legislation regarding novel trait development technologies, or administrative litigation concerning prior regulatory approvals, each of which could adversely affect our ability to sell our product or commercialize our product candidates. In addition, labeling requirements in effect from time to time could heighten public concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

Negative public perception could have adverse impacts throughout the agricultural value chain, leading farmers, processors and other market participants to limit purchases of our products or to reduce the premium that they are willing to pay for our products. If we are not able to overcome these concerns, our traits and products containing our traits may not achieve market acceptance.

Products produced from crops containing our traits may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of our traits to customers.

Certain third-party organizations offer verification programs that seek to make non-GMO products easily identifiable for consumers. These organizations verify the non-GMO status of products (such as foods, beverages and vitamins) based on independently developed standards, and often authorize the display of specific markers or labels illustrating such status on the verified product’s packaging. Although the verification programs seek to identify finished products as non-GMO verified, the processes that they employ typically examine the individual ingredients and precursors, rather than the finished products.

Standards established by such third-party organizations for the verification of non-GMO status may differ from applicable regulatory legal standards governing non-GMO classification in the United States, Canada or other of our target markets. As a result, notwithstanding a regulatory determination as to the non-GMO status of our RTDS technologies, products or product candidates in a particular jurisdiction, products containing our traits may fail to meet more restrictive or non-scientific standards imposed by these independent verification organizations. For example, a third-party verification organization could determine that it will withhold its non-GMO verification from any product developed using biotechnology, whether it is transgenic or not.

If third-party verification organizations were to determine that any products containing our traits, or gene-edited products generally, did not meet their non-GMO verification standards, and certified non-GMO seals or labels were not available for such products, our reputation could be harmed, these products may be unable to demand non-GMO premiums, which could reduce the value of our traits to farmer customers, and our operating results could be adversely affected.

Our insurance coverage may be inadequate to cover all the liabilities we may incur.

We face the risk of exposure to liability claims if any of our seed is defective and if any product that we develop or any product that uses our technologies or incorporates any of our traits causes injury. Although we carry insurance at levels customary for companies in our industry, such coverage may become unavailable or be inadequate to cover all liabilities we may incur. There can be no assurance that we will be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If we are unable to obtain sufficient insurance coverage at an acceptable cost or otherwise, or if the amount of any claim against us exceeds the coverage under our policies, we may face significant expenses.

We expect to derive a meaningful portion of our future revenues from commercial products sold outside the United States, which subjects us to additional business risks.

Our SU Canola product is in the process of being fully launched in Canada, and a meaningful number of our product candidates are under development for licensing and commercialization in markets outside the United States. Commercialization in jurisdictions outside of the United States is subject to a variety of risks, including different regulatory requirements, uncertainty of contract and intellectual property rights, unstable political and regulatory environments, economic and fiscal instability, tariffs and other import and trade restrictions, restrictions on the ability to repatriate funds, business cultures accepting various levels of corruption and the impact of anti-corruption laws. These risks could result in additional cost, loss of materials and delays in our commercialization timeline in international markets and have a negative effect on our operating results.

Revenues generated outside the United States could also be subject to increased difficulty in collecting delinquent or unpaid accounts receivable, adverse tax consequences, currency and exchange rate fluctuations, relatively high inflation, exchange control regulations and governmental pricing directives. Acts of terror or war may impair our ability to commercialize products in particular countries or regions and may impede the flow of goods and services between countries. Customers in these and other markets may be unable to purchase our products if their economies deteriorate, or it could become more expensive for them to purchase imported products in their local currency or sell their commodities at prevailing international prices, and we may be unable to collect receivables from such customers. If any of these risks materialize, our results of operations and profitability could be harmed.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common shares.

In connection with the audit of the consolidated financial statements of Cibus Global, our predecessor for accounting purposes, as of and for the year ended December 31, 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified were as follows:

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of professionals with the level of accounting knowledge, training and experience to design and maintain the underlying controls to analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the two material weaknesses below.

We did not design and maintain effective controls over the identification of, accounting for and disclosure of related party transactions. Specifically, we did not design and maintain effective controls and procedures to identify a complete population of related parties, to monitor changes in that population, nor to properly account for and disclose transactions with related parties.

We did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without an independent review by someone without the ability to prepare and post journal entries.

The material weakness relating to the identification of, accounting for and disclosure of related party transactions contributed to adjustments recorded in our consolidated financial statements as of and for the year ended December 31, 2017 and the revision of our consolidated financial statements as of and for the year ended December 31, 2016, as described in Note 17 to the consolidated financial statements, related to our accounting for research and development services obligations with a related party. That material weakness also resulted in a material audit adjustment being made to our consolidated financial statements as of and for the year ended December 31, 2017 related to our accounting for warrants to purchase Series C convertible preferred shares issued to related parties which decreased additional paid in capital and increased interest expense with related parties. The material weakness related to manual journal entries did not result in a misstatement to our consolidated financial statements. Additionally, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined these control deficiencies constitute material weaknesses.

We have initiated remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses. These efforts include the following:

•	Hiring of our chief financial officer in April 2018.
•	Hiring of a corporate controller in May 2018.
•	Retaining a technical accounting consulting firm in August 2018 to provide additional depth and breadth in our technical accounting and financial reporting capabilities. We intend to continue this arrangement until permanent technical accounting resources are identified and hired.
•	Continuing our investment in the design and implementation of our financial control environment, including policies and procedures, controls, reporting and analysis, and training.

We cannot be assured that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not remediate the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective disclosure controls and procedures or effective internal control over financial reporting. Additionally, these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

As a public company, we will be required to maintain adequate internal control over financial reporting and to report any material weaknesses in our internal control over financial reporting. SEC Regulation S-K requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending December 31, 2019, provide a management report on internal control over financial reporting. Regulation S-K also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting while we are an emerging growth company.

We are in the process of evaluating our internal control over financial reporting required to comply with this obligation, and this process will be time consuming, costly and complicated. If we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Regulation S-K in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our financial reports and the market price of our Class A common shares could be adversely affected.

We may need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

The process of developing product candidates is expensive, lengthy and risky. The commercialization of our own branded canola products in North America results in even greater expenditures of time and resources, and exposes us to additional risks. We expect our research and development expenses to increase substantially as we continue to develop our existing product candidates and identify new product candidates for development. Further, as a result of our increasing commercialization efforts with respect to SU Canola and any future branded canola products in North America, as well as our efforts with respect to licensing of our product candidates currently under development, our selling, general and administrative expense may increase significantly in the next several years.

As of December 31, 2017, we had cash and cash equivalents of approximately $6.5 million. We believe our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations through at least                   . However, in order to continue our ongoing research and development process, pursue regulatory approval, where applicable, and pursue our licensing and commercialization efforts, as applicable, we expect to require additional funding. Also, our operating plan, including our product candidate development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other strategic alliances and licensing arrangements, or a combination of these approaches.

To the extent that we raise additional capital through the sale of additional equity or convertible securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent that we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or product candidate development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, operating results and prospects and cause the price of the Class A common shares to decline.

Risks Related to Our Industry

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and our business could fail to achieve the same growth rates as others in the biotech seeds market.

Market opportunity estimates and market growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts included in this prospectus relating to the size and expected growth of the global seed industry and the biotech seeds market, and the estimated ranges of incremental value increase that a novel, newly developed crop trait may produce, may prove to be inaccurate. Even if the markets in which we compete achieve these opportunity estimates and market growth forecasts, our business could fail to grow at similar rates, if at all.

The overall agricultural industry is susceptible to commodity and raw material price changes.

Prices for agricultural commodities, including canola, and their byproducts are often volatile and sensitive to local and international changes in supply and demand caused by a variety of factors, including general economic conditions, farmer planting and selling decisions, government agriculture programs and policies, global and local inventory levels, demand for biofuels, weather and crop conditions, food safety concerns, government regulations, and demand for and supply of, competing commodities and substitutes. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate. We do not engage in hedging or speculative financial transactions nor do we hold or issue financial instruments for trading purposes.

The successful commercialization of our SU Canola as well as the commercialization of our trait licensing product candidates may also be adversely affected by fluctuations in the prices of agricultural commodities and agricultural inputs, such as fertilizer, energy, labor and water, in each case caused by market factors beyond our control. Changes in the prices of certain raw materials used by farmers in growing our crops could result in higher overall costs along the agricultural supply chain. Depending on the nature of such price changes, the cultivation of certain crops could be impacted to a greater extent than others. Increases in fertilizer or herbicide prices due to higher raw material costs could adversely affect demand for our products or product candidates. As a result of competitive conditions, we may not be able to recoup increases in costs through increases in sales prices for our products.

Adverse weather and environmental conditions and natural disasters can cause significant costs and losses.

The ability to grow crops is vulnerable to adverse weather and environmental conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. The severity and frequency of such conditions are also influenced by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries in which we plan to focus our commercial efforts, such as the North American canola market. In extreme cases, entire harvests may be lost in some geographic areas as a result of weather and environmental conditions.

The ability to grow crops is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of crop production at the time of infection or infestation, the type of treatment applied and climatic conditions. The costs to control disease and pest infestations vary depending on the severity of the damage and the extent of the plantings affected, and the availability of technologies capable of effectively controlling the applicable disease or infestation.

Adverse weather and environmental conditions and natural disasters can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

The agricultural industry is highly seasonal, which may cause our sales and operating results to fluctuate significantly.

The sale of plant and seed products is dependent upon growing and harvesting seasons, which vary from year to year and across geographies as a result of weather-related shifts in planting schedules and purchase patterns of farmers. Seasonality in our industry is expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability for our business.

Seasonality also relates to the limited windows of opportunity that farmer customers have to complete required tasks at each stage of crop cultivation. Weather and environmental conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Should adverse conditions occur during key growing and harvesting seasons, such conditions could substantially impact demand for agricultural inputs, including seeds. Any delayed or cancelled orders as a result of such conditions would negatively affect the quarter in which they occur and cause fluctuations in our operating results.

Risks Related to Regulatory and Legal Matters

Regulatory requirements for gene-edited products are uncertain and evolving. Adverse changes in the current application of these laws would have a significant negative impact on our ability to develop and commercialize our product candidates.

Changes in regulatory requirements applicable to our products or product candidates could result in a substantial increase in the time and costs associated with developing our product candidates and negatively impact our operating results. The United States is deemed a self-regulatory jurisdiction, wherein it is industry’s responsibility to comport with applicable rules in the first instance, subject to appropriate regulatory oversight by government agencies. Currently, transgenic technologies used in agriculture are overseen by the USDA’s Animal and Plant Health Inspection Service (“APHIS”). The USDA has authority to regulate plant pests under the Plant Protection Act (the “PPA”). The USDA regulates, among other things, the introduction (including the importation, interstate movement, or release into the environment—such as field testing) of genetically engineered organisms that are plant pests or that there is reason to believe may become plant pests. Such organisms and products are considered “regulated articles.” A genetically engineered organism is no longer subject to the plant pest provisions of the PPA when the USDA determines it is unlikely to pose a plant pest risk. A petitioner may submit a request to the USDA for a determination of “non-regulated status” for a particular article. A petition for determination of non-regulated status is a comprehensive package of data and detailed information, including relevant experimental data and publications, among other things. In 2004, APHIS informed us in writing that products developed using our RTDS (specifically where we used the GRON in an early version of our technologies under the RTDS umbrella) are not subject to regulation under the PPA. Therefore, it is not necessary under current USDA and APHIS regulations to file a notification to conduct a field trial or seek permission to commercialize a product created using those technologies. There can be no guarantee that these governing regulations will not change.

In the event that any of our products or product candidates are found to contain inserted genetic material or otherwise differ from the descriptions we have provided to the USDA, the USDA could determine that such products or product candidates are regulated articles, which would require us to comply with the permit and notification requirements of the PPA. The USDA’s regulations require that companies obtain a permit or file a notification before engaging in the introduction (including the importation, interstate movement, or release into the environment—such as field testing) of “regulated articles.” We cannot predict whether the USDA or advocacy groups will challenge our interpretation of the application of the USDA’s regulations to our products or product candidates, or whether the USDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modify regulations, or whether additional laws will come into effect, in a way that will subject our products or product candidates to more burdensome standards, thereby substantially increasing the time and costs associated with developing our product candidates. Moreover, we cannot assure you that the USDA will analyze any of our future product candidates in a manner consistent with its analysis of our products or product candidates to date. Complying with the USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could substantially delay or prevent the commercialization of our products.

Some of our products may be subject to Food and Drug Administration (“FDA”) food product regulations or Environmental Protection Agency (“EPA”) environmental impact regulations. Under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act (the “FDCA”), any substance that is reasonably expected to become a component of food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (generally recognized as safe, or “GRAS”), or unless the use of the substance is otherwise excluded from the definition of a food additive. Any food that contains a food additive that is deemed to be unsafe is considered adulterated under section 402(a)(2)(C) of the FDCA. The FDA may classify some or all of our product candidates as containing a food additive that is not GRAS, or otherwise determine that our products contain significant compositional differences from existing plant products that require further review. Such classification would cause these product candidates to require premarket approval, which could delay the commercialization of these product candidates.

The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve. To that end, in January 2017, the FDA announced a Request for Comments (“RFC”), seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of our product candidates, which could adversely affect our profitability. Any delay in the regulatory consultation process, or a determination by the FDA that our product candidates do not meet regulatory approval standards, could cause a delay in the commercialization of our product candidates, which may lead to reduced acceptance by farmers, processors or public consumers.

In addition, it is also possible that some products, where we introduce novel herbicide tolerances, will be subject to EPA regulation. If the specific novel trait is deemed to be a possible pest or the novel herbicide is part of a new registration, the EPA will regulate the distribution, sale or use. The Biopesticides and Pollution Prevention Division of the office of Pesticide Programs under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”) administers such regulatory oversight. This evaluation will determine the reasonable certainty that no harm from pesticide residues occurs in food and feed. Exemptions and tolerances are set by the FDCA.

In Canada, the sale of new plant traits, or foods derived from genetically modified plants, is initially regulated through a pre-market notification requirement as “novel foods.” Novel foods, defined in the Canadian Food and Drugs Regulations, include foods derived from a plant that has been genetically modified such that (i) the plant exhibits characteristics that were not previously observed in that plant, (ii) the plant no longer exhibits characteristics that were previously observed in that plant or (iii) one or more characteristics of the plant no longer fall within the anticipated range for that plant. Under Canadian Food and Drugs Regulations, “genetically modify” is broadly defined to mean “to change the heritable traits of a plant, animal or microorganism by means of intentional manipulation,” which encompasses both traditional breeding and newer gene-editing technologies. The Canadian Food Inspection Agency (“CFIA”) and Health Canada (“HC”) make a “novelty” determination of such trait or food, potentially triggering the need for regulatory approval. The CFIA reviews and inspects plants with novel traits (“PNTs”), while HC reviews and inspects novel foods. As defined in legislation PNTs are (i) plants into which a trait or traits have been intentionally introduced and (ii) where the trait is new in Canada and has the potential to impact the environment. Approval of a PNT or a novel food product does not take into account the method with which such product was produced. Rather, Canada employs a product-based (as opposed to a process-based) approach to its regulatory practice. While the CFIA and HC have approved our SU Canola product for commercialization in Canada, we cannot predict whether the CFIA or HC will apply a similar analysis to, or grant such approval of, any of our other product candidates in development. In addition, if traits are generated to provide a crop with herbicide tolerance there is a requirement to seek approval from the Pest Management Regulatory Agency (“PMRA”), a branch of HC. PMRA is responsible for herbicide regulation in Canada and is under the authority of the Pest Control Products Act. Pesticides are stringently regulated in Canada to ensure they pose minimal risk to human health and the environment. Complying with the Canadian regulations, including the product pre-market notification requirement, is a costly, time-consuming process and could substantially delay or prevent the commercialization of our products in North America. In addition, crops grown in Canada using our branded canola seed must comply with Canadian export requirements, including trait clearance for export trade into certain regions and countries.

In the European Union (the “EU”), GMOs and genetically modified food and feed products can only be sold in the market once they have been properly authorized. The procedures for evaluation and authorization of GMOs and genetically modified food and feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed (“Regulation (EC) 1829/2003”) and Directive 2001/18/EC on the release of GMOs into the environment (“Directive 2001/18/EC”). An application for authorization must be submitted under

Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU.

A recent ruling of the European Court of Justice (“ECJ”) in July 2018 concluded that organisms obtained by modern mutagenesis plant breeding techniques, including ODM technologies, are GMOs and fall, in principle, under Directive 2001/18/EC described above. Complying with such EU regulations, including the pre-market risk assessment and product authorization requirements, is costly and time-consuming, and has no guarantee of success and could therefore substantially delay or totally prevent the commercialization of our products in the EU. See “Business—Government Regulation and Product Approval.”

The regulatory environment varies greatly from region to region and in many countries is less developed than in the United States and the EU.

Outside of the United States and the EU, the regulatory environment around gene editing in plants for food ingredients is uncertain and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, which may encapsulate our products. The two leading jurisdictions, the United States and the EU, have distinctly different regulatory regimes. We cannot predict how the global regulatory landscape regarding gene editing in plants for food ingredients will evolve and if we may incur increased regulatory costs as regulations change in the jurisdictions in which we operate.

We cannot predict whether or when any jurisdiction will change its regulations with respect to our products or product candidates. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval activities or influence public opinion against genetically engineered products. In addition, governmental reaction to negative publicity concerning our products could result in greater regulation of genetic research and derivative products or regulatory costs that render our product development and commercialization cost prohibitive.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of our products. As a result, our products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against us, which could result in significant expenses and management attention.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. Future government policies in the United States, Canada or in other countries could discourage farmers from using our products or food processors from purchasing harvested crops containing our traits or could encourage the use of our competitors’ products, which would put us at a commercial disadvantage and could negatively impact our future revenues and results of operations.

We use hazardous chemicals and biological materials in our business. Compliance with environmental, health and safety laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

We are subject to federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and our liability with respect to such claims may exceed any insurance coverage that we maintain or the value of our total assets. Compliance with environmental, health and safety laws and regulations is time consuming and expensive. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

Adverse outcomes in future legal proceedings could subject us to substantial damages, adversely affect our results of operations, harm our reputation and result in governmental actions.

We may become party to legal proceedings, including matters involving personnel and employment issues, personal injury, environmental matters, intellectual property disputes and other proceedings. We may be held liable if our traits do not perform as anticipated by our customers, or if any product that we develop or any product that uses our technologies or incorporates any of our traits causes injury or is found otherwise unsuitable during marketing, sale or consumption. Courts could levy substantial damages against us in connection with claims for injuries allegedly caused by use of our products.

The detection of unintended traits in our seeds could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Depending on their nature, certain future legal proceedings could result in substantial damages or payment awards that exceed our insurance coverage. We will estimate our exposure to any future legal proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters will involve substantial uncertainties. Furthermore, even if the outcome is ultimately in our favor, our costs associated with such litigation may be material. Adverse outcomes in future legal proceedings or the costs and expenses associated therewith could damage our market reputation and have an adverse effect on our results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and product candidates are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanction regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and technologies must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and the responsible employees or managers; and, in extreme cases, the incarceration of the responsible employees or managers.

In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products in international markets, prevent our customers from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and non-compliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We may have direct and indirect interactions with government agencies and state affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party contractors, strategic commercial partners, law firms, and other representatives for certain aspects of regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries. We can be held liable for the corrupt or other illegal activities of these third-parties, our employees, representatives, contractors and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations and financial condition.

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns, and/or inability to qualify for tax treaty benefits, could adversely affect our financial results.

Our future effective global tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the United States and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretations. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate or are resident. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure, or if we otherwise lose a material tax dispute, our effective tax rate on worldwide earnings could increase substantially and our financial result could be materially adversely affected.

In addition, our overall global effective tax rate will be impacted by the extent to which our non-U.S. subsidiaries (and non-U.S. operations) qualify for the benefits of various international tax treaties. Our ability to qualify for the benefits of international tax treaties will require our non-U.S. subsidiaries (and non-U.S. operations) to satisfy various requirements, including those relating to ownership and/or residency. We cannot make assurances as to the extent to which we may be able to satisfy all of these requirements at all times. If any of our non-U.S. subsidiaries (or non-U.S. operations) are not eligible for international tax treaty benefits, such subsidiaries (or operations) may be subject to additional U.S. and/or international income taxation, which, in turn, would adversely impact our pro forma financial expectations for our operations.

Risks Related to Intellectual Property

Our ability to compete may decline if we do not adequately protect our intellectual property proprietary rights.

Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property as well as successfully defending these rights against third party challenges. We will only be able to protect our products, product candidates, processes and technologies from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our products, product candidates, processes and technologies is uncertain due to a number of factors, including:

•	we or our licensors may not have been the first to invent the technology covered by our or their pending patent applications or issued patents;
•	we cannot be certain that we or our licensors were the first to file patent applications covering our products, product candidates, processes or technologies, as patent applications in the United States and most other countries are confidential for a period of time after filing;
•	others may independently develop identical, similar or alternative products, product candidates, processes and technologies;
•	the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability;
•	any or all of our or our licensors’ pending patent applications may not result in issued patents;
•	we or our licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide us a significant business opportunity;
•	any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in our or our licensors’ patent claims being narrowed, invalidated or held unenforceable;
•	our products, product candidates, processes and technologies may not be patentable;
•	others may design around our or our licensors’ patent claims to produce competitive products, product candidates, processes and technologies that fall outside of the scope of our or our licensors’ patents; and
•	others may identify prior art or other bases upon which to challenge and ultimately invalidate our or our licensors’ patents or otherwise render them unenforceable.

Even if we own, obtain or in-license patents covering our products, product candidates, processes and technologies, we may still be barred from making, using and selling our products, product candidates, processes and technologies because of the patent rights or intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering products, product candidates, processes or technologies that are similar or identical to ours, which could materially affect our ability to successfully develop and commercialize our products and product candidates. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our products, product candidates, processes or technologies may infringe. These patent applications may have priority over patent applications filed by us or our licensors.

Obtaining and maintaining a patent portfolio entails significant expense of resources. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. We or our licensors may or may not choose to pursue or maintain protection for particular intellectual property in our or our licensors’ portfolio. If we or our licensors choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we and our licensors employ reputable law firms and other professionals to help comply with the various procedural, documentary, fee payment and other similar provisions we and they are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent prosecution and maintenance process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our or our licensors’ patents or a finding that they are unenforceable. We or our licensors may or may not choose to pursue litigation or other actions against those that have infringed on our or their patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In some cases, the enforcement and defense of patents we in-license is controlled by the applicable licensor. If such licensor fails to actively enforce and defend such patents, any competitive advantage afforded by such patents could be materially impaired. In addition, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we or our licensors can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

In addition to patent protection, because we operate in the highly technical field of biotechnology, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee or consultant with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed and our business could be materially and adversely affected.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.

The patent positions of biotechnology companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (the “USPTO”) and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any of such patents and patent applications may have a material adverse effect on our business.

Furthermore, even if not challenged, our or our licensors’ patents and patent applications may not adequately protect our products, product candidates, processes or technologies or prevent others from designing their products or technology to avoid being covered by our or our licensors’ patent claims. If the breadth or strength of protection provided by the patents we own or license with respect to our products, product candidates, processes or technologies is threatened, it could dissuade companies from partnering with us to develop, and could threaten our ability to successfully commercialize, our products and product candidates. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any notice or compensation to us, or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we or our licensors fail to obtain and maintain patent protection and trade secret protection of our products, product candidates, processes and technologies, we could lose our competitive advantage and competition we face would increase, potentially reducing revenues and having a material adverse effect on our business.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. In addition, although a U.S. patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. If we or our licensors do not have sufficient patent life to protect our products, product candidates, processes and technologies, our business and results of operations will be adversely affected.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our products, product candidates, processes and technologies in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we or our licensors have patent protection, but where the ability to enforce our or our licensors’ patent rights is not as strong as in the United States. These products may compete with our products and our intellectual property rights and such rights may not be effective or sufficient to prevent such competition.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we and our licensors may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnologies, and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce our licensors’ and our patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our licensors’ and our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert rights to inventions we develop or otherwise regard as our own.

Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with research and development partners that provide for the ownership of intellectual property arising from our strategic alliances. These agreements provide that we must negotiate certain commercial rights with such partners with respect to joint inventions or inventions made by our partners that arise from the results of the strategic alliance. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective alliance. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party partner’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products, processes and technologies, or may lose our rights in that intellectual property. Either outcome could have a material adverse effect on our business.

We may not identify relevant third party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect our ability to develop and market our products or product candidates.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our products or product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products or product candidates.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We currently employ, and in the future may employ, individuals who were previously employed at universities or other biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or damage our reputation. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any infringement, misappropriation or other violation by us of intellectual property rights of others may prevent or delay our product development efforts and may prevent or increase the costs of our successfully commercializing our products or product candidates, if approved.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Our success will depend in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. We cannot assure you that our business operations, products, product candidates and methods and the business operations, products, product candidates and methods of our partners do not or will not infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties. We may, from time to time, utilize techniques or compounds for which we have determined a license is not required. For example, in some cases, we use DNA-breaking reagents, such as CRISPR-Cas9, to make site-specific cuts in the DNA of a plant cell. In cases where we have determined a license is not required, other parties may allege that the use of such techniques or compounds infringes, misappropriates or otherwise violates patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization.

Other parties may allege that our products, product candidates, processes or technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorneys’ fees if we or our partners are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same intellectual property rights or technologies licensed to us. In addition, if any such claim were successfully asserted against us and we could not obtain a license, we or our partners may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products, product candidates or other infringing technology, or those we develop with our research and development partners.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease developing, selling or otherwise commercializing our products or product candidates;
•	pay substantial damages for past use of the asserted intellectual property;
•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and
•	in the case of trademark claims, redesign, or rename trademarks we may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize our products or product candidates.

Because our programs may involve the use of intellectual property or proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these intellectual property and proprietary rights. For example, if we determined to use a technology to perform our gene editing, we may need one or more licenses to use that technology. However, we may be unable to acquire or in-license any third-party intellectual property or proprietary rights. Even if we are able to acquire or in-license such rights, we may be unable to do so on commercially reasonable terms. The licensing and acquisition of third party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and agricultural development and commercialization capabilities.

We sometimes partner with academic institutions to accelerate our research and development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic alliance. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to us. We also may be unable to license or acquire third party intellectual property and proprietary rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully acquire or in-license rights to required third party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights we have, we may have to cease development of the relevant program, product or product candidate, which could have a material adverse effect on our business.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market products or product candidates covered by the license.

In addition, disputes may arise regarding the payment of the royalties or other considerations due to licensors in connection with our exploitation of the rights we license from them. Licensors may contest the basis of payments we retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.

In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing products using such intellectual property. In addition, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, which could harm our business significantly. In other cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. We may also require the cooperation of our licensors to enforce any licensed patent rights, and such cooperation may not be provided. Moreover, we have obligations under these license agreements, and any failure to satisfy those obligations could give our licensor the right to terminate the agreement. Termination of a necessary license agreement could have a material adverse impact on our business.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	the basis of royalties and other consideration due to our licensors;
•	the extent to which our products, product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under our development relationships;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected products or product candidates, which could have a material adverse effect on our business.

Some of the licenses we may grant to our licensing partners to use our proprietary genes in certain crops may be exclusive within certain jurisdictions, which could limit our licensing opportunities.

Some of the licenses we may grant our licensing partners to use our proprietary traits in certain crops may be exclusive within specified jurisdictions, so long as our licensing partners comply with certain diligence requirements. That means that once traits are licensed to a licensing partner in a specified crop or crops, we may be generally prohibited from licensing those traits to any third party. The limitations imposed by such exclusive licenses could prevent us from expanding our business and increasing our product development initiatives with new licensing partners, both of which could adversely affect our business and results of operations.

Our results of operations will be affected by the level of royalty payments that we are required to pay to third parties.

We are, or may become, party to agreements, including licensing agreements and our Warrant Exchange Agreement (as defined herein), that require us to remit royalty payments and other payments related to our owned or licensed intellectual property.

Under our in-license agreements, we may pay up-front fees and milestone payments and be subject to future royalties. We cannot precisely predict the amount, if any, of royalties we will owe in the future, and if our calculations of royalty payments are incorrect, we may owe additional royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time to time, disagree with our third-party collaborators as to the appropriate royalties owed and the resolution of such disputes may be costly and may consume management’s time. Furthermore, we may enter into additional license agreements in the future, which may also include royalty, milestone and other payments.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names and trademarks, which we need for name recognition by potential partners or farmers or processors in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Our Organization and Operation

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of July 31, 2018, we had 123 full-time employees and we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our products and licensing of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Members of our management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our products and product candidates and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, particularly Peter Beetham, Ph.D., our President and Chief Executive Officer, and Greg Gocal, Ph.D., our Chief Scientific Officer. The loss of the services of one or both of these key executive officers could have a material adverse effect on us. We do not maintain “key man” insurance policies on the lives of any of our employees.

Our success will also depend upon our ability to attract and retain additional qualified management, regulatory, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business. We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, failure to succeed in our product candidates’ development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our operations.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our systems, it could result in a material disruption of our operations. For example, the loss of field trial data for our product candidates could result in delays in our commercialization efforts and significantly increase our costs to recover or reproduce the data. Additionally, there have been reported cases in the industry where product candidates have been stolen from the field during field trials. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, damage to our reputation, and the further development of our product candidates could be delayed.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are incorporated in Bermuda as an exempted company limited by shares. As a result, the rights of our shareholders will be governed by Bermuda law and our Memorandum of Association and Bye-Laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in another jurisdiction. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws” for additional information.

Bermuda law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981 (the “Companies Act”), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Shareholder class actions are not available under Bermuda law. The circumstances in which shareholder derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s Memorandum of Association or Bye-Laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our Bye-Laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

Risks Related to Our Organizational Structure

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

U.S. “anti-inversion” tax laws could negatively affect our results or could result in certain adverse U.S. tax consequences.

Under rules contained in U.S. tax law (generally referred to as the “anti-inversion” tax rules), Cibus Ltd. would be subject to tax as a U.S. corporation in the event that Cibus Ltd. were to acquire substantially all of the assets of a U.S. corporation or a U.S. partnership, and the equity owners of that U.S. corporation or U.S. partnership own at least 80% of our stock by reason of holding stock in the U.S. corporation or U.S. partnership (such ownership calculated without regard to any stock issued in a related public offering). In addition, these anti-inversion tax rules provide that if Cibus Ltd. were to directly or indirectly acquire all or substantially all of the properties of a U.S. corporation or a U.S. partnership, and the equity owners of that U.S. corporation or U.S. partnership own at least 60% (but less than 80%) of our stock by reason of holding stock in the U.S. corporation or U.S. partnership (again, such ownership calculated without regard to any stock issued in a related public offering), then Cibus Ltd. would not be subject to tax as a U.S. corporation, but instead certain adverse U.S. tax consequences could apply (for example, dividends distributed by Cibus Ltd. would not be considered to be “qualified dividend income” and thus may be subject to higher rates of U.S. tax than otherwise would be the case). As noted, Cibus Ltd. will acquire all of the stock (and thus, indirectly, will acquire all of the assets) of each of the Blockers (each of which is a U.S. corporation) from the shareholders of such Blockers, and in exchange therefor, the Blocker shareholders will each be issued Class A common shares. However, we believe that the resulting ownership of the Blocker shareholders of our Class A common shares will be below the 60% standard for application of the anti-inversion rules (even when taking into account the requirement of these rules that stock issued in this offering be ignored for this purpose). Accordingly, we do not believe that these rules should apply. We note, however, that the interpretation of certain of the provisions of these anti-inversion tax rules are uncertain in many respects, in particular, with respect to their treatment of partnerships, and therefore, we cannot offer assurances as to the manner in which these provisions may apply to Cibus Ltd. In addition, even if we meet the less than 60% ownership thresholds described above, the provisions of Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), provide the IRS with broad regulatory authority to provide such regulations as may be appropriate to determine whether a non-U.S. corporation should be treated as a U.S. corporation for U.S. federal tax purposes pursuant to these rules, and/or to otherwise carry out the general purposes of the provisions. The Internal Revenue Service (the “IRS”) may issue regulations which would apply to Cibus Ltd. In the event that Cibus Ltd. were required to be treated as a U.S. corporation pursuant to these anti-inversion tax rules, the U.S. federal tax consequences to holders of our Class A common shares would be materially different, and potentially materially more adverse, to such holders than otherwise would be the case.

Challenges to the U.S. tax status of Cibus Global could adversely impact our financial results.

As noted, Cibus Ltd. is structured as a holding company, and substantially all of its assets will consist (directly or indirectly through one or more wholly-owned subsidiaries of Cibus Ltd.) of Equity Interests in Cibus Global. Cibus Global is classified as a “partnership” for U.S. federal and applicable U.S. state and local tax purposes, and we intend that such classification of Cibus Global continue. Certain rules in the U.S. tax law however (referred to as the “publicly traded partnership” rules) mandate that any entity which is otherwise classified for U.S. tax purposes as a partnership shall be required to instead be classified for such purposes as a corporation if interests in that entity are traded on an established securities market or are readily tradeable on a secondary market (or substantial equivalent thereof). Although interests in Cibus Global will not be traded on any securities market, the fact that such interests are exchangeable or redeemable for interests in Cibus Ltd. (which interests are so traded), may cause these rules to require Cibus Global to be classified as a corporation (rather than a partnership) for U.S. tax purposes. Nonetheless, the regulations promulgated pursuant to these publicly traded partnership rules provide certain “safe harbors” which, if complied with, would allow Cibus Global to continue to be classified as a partnership for U.S. tax purposes notwithstanding these rules. One such safe harbor applies if (among other requirements) Cibus Global were to, at all times, have less than 100 shareholders. Another such safe harbor would apply if certain significant limitations are placed on the ability of Cibus Global shareholders to exchange or redeem their shares. We intend to operate in a manner which, at all times, complies with one or more of these safe harbors, and thus, we expect that Cibus Global will continue to be classified as a partnership for U.S. tax purposes. However, we cannot give any assurances that we will at all times be successful in complying with these safe harbors (for example, we may not, despite our efforts, be able to at all times control or limit the number of stockholders of Cibus Global). If at any time Cibus Global is required to be treated as a corporation rather than a partnership for U.S. tax purposes, adverse tax consequences would apply to our company, which, in turn, would have an adverse impact on our operating results.

U.S. tax authorities could treat Cibus Ltd. as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

An entity (such as Cibus Ltd.) which is classified for U.S. federal tax purposes as a foreign corporation will be treated for such purposes as a “passive foreign investment company” (a “PFIC”) if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of certain investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

We believe that we will not be a PFIC for the current taxable year or for any future taxable year. However, this involves a facts and circumstances analysis and it is possible that the facts and circumstances upon which we base this belief may change in the future and/or that the IRS would not agree with our conclusion, or the U.S. tax laws could change significantly. See “Material U.S. Tax Considerations—PFIC Status.”

We are a holding company. Our sole material asset after completion of this offering will be the Equity Interests we hold, directly and indirectly, in Cibus Global and we will be accordingly dependent upon distributions from Cibus Global to pay taxes and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than the Equity Interests we hold, directly and indirectly, in Cibus Global. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Cibus Global and its subsidiaries and distributions we received from Cibus Global. To the extent that Cibus Global has available cash, we intend to cause Cibus Global to make (i) tax distributions to the Continuing Cibus Global Equity Owners in accordance with the terms of the Cibus Global Association Documents, and (ii) non-pro rata distributions to us in an amount to cover our operating expenses. There can be no assurances that Cibus Global and its subsidiaries will generate sufficient cash flow to distribute funds to us. To the extent that we need funds and Cibus Global or its subsidiaries are restricted from making such distributions under applicable law or regulation or are otherwise unable to provide such funds, our liquidity and financial conditions could be adversely affected. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by such lenders.

In certain circumstances, Cibus Global will be required to make distributions to us and the other holders of Equity Interests, and the distributions that Cibus Global will be required to make may be substantial.

Under the Cibus Global Association Documents, Cibus Global will generally be required from time to time to make pro rata distributions in cash to us and the other holders of Equity Interests in amounts that are intended to be sufficient to cover the taxes on our and the other Equity Interest holders’ respective allocable shares of the taxable income of Cibus Global. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other Equity Interest holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate receiving from acquisitions of Equity Interests in Cibus Global in connection with future taxable redemptions of Equity Interests for our Class A common shares, we expect that these tax distributions will be in amounts that exceed our tax liabilities. Our Board of Directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our shareholders. No adjustments to the redemption ratio of Equity Interests for Class A common shares will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders. To the extent that we do not distribute such excess cash as dividends on our Class A common shares and instead, for example, hold such cash balances or lend them to Cibus Global, the Original Cibus Global Equity Owners would benefit from any value attributable to such cash balances as a result of their ownership of Class A common shares following a redemption of their Equity Interests. See “Certain Relationships and Related Party Transactions—Amended and Restated Cibus Global Memorandum of Association and Articles of Association.”

The Reorganization Transactions may adversely affect our relationship with certain employees.

Our performance is largely dependent on the efforts and motivation of our employees. Historically, Cibus Global has attempted to motivate its employees and align the interests of its employees with its own interests through the issuance of restricted shares in Cibus Global. In connection with the Reorganization Transactions, Cibus Global will purchase all Equity Interests held by its employees who are not accredited investors (other than any such employee who is an Exchanging Non-Accredited Owner or is a 2021 Plan Participant). See “Our Structure and Reorganization.” The repurchase of these Equity Interests may negatively impact our ability to properly motivate such employees following the offering. Furthermore, any form of equity compensation which we may issue to such employees in the future may not be as effective as the status as, or opportunity to become, a member in Cibus Global.

Risks Related to Ownership of Our Class A Common Shares

Being a U.S. public company requires significant resources and management attention and may affect our ability to attract and retain executive management and qualified Board members.

As a U.S. public company following this offering, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the Securities Exchange Act of 1934 (the “Exchange Act”),

including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include this attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase our costs and expenses. If we fail to implement the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the Securities and Exchange Commission (the “SEC”) and the Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common shares could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming.

An active trading market for our Class A common shares may not develop, and the market price for our Class A common shares may be volatile or may decline regardless of our operating performance.

Prior to the completion of this offering, there has been no public market for our Class A common shares. An active trading market for our Class A common shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your Class A common shares at an attractive price, or at all. The price for our Class A common shares in this offering will be determined by negotiations among us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your Class A common shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our Class A common shares, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our Class A common shares as consideration.

The price of our Class A common shares may fluctuate substantially.

You should consider an investment in our Class A common shares to be risky, and you should invest in our Class A common shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Class A common shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	our failure to develop and commercialize our product candidates;
•	fluctuations in the liability balance of our Royalty Obligation due to changes in our business model and anticipated revenues from product candidates in development;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	competition from existing products or new products that may emerge;
•	announcements by us, our research and development partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, strategic alliances or capital commitments;

•	the imposition of regulatory requirements on any of our products or product candidates;
•	the inability to establish additional strategic alliances;
•	unanticipated serious safety concerns related to the use of any of our products once commercialized;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•	issuance of new or updated research or reports by securities analysts;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	inconsistent trading volume levels of our Class A common shares;
•	additions or departures of key management or scientific personnel;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
•	announcement or expectation of additional equity or debt financing efforts;
•	sales of Class A common shares by us, our insiders or our other shareholders; and
•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our Class A common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class A common shares and may otherwise negatively affect the liquidity of our Class A common shares. In addition, the stock market in general, and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

If you purchase Class A common shares in this offering, you will experience substantial and immediate dilution.

If you purchase Class A common shares in this offering, you will experience substantial and immediate dilution of $          per share in the net tangible book value after giving effect to the offering at an assumed initial public offering price of $          per share (the midpoint of the price range on the cover of this prospectus) because the price that you pay will be substantially greater than the net tangible book value per share that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Sales of our Class A common shares into the market in the future, or the perception that these sales may occur, could cause the market price of our Class A common shares to drop significantly.

Holders of Cibus Global Equity Interests (other than Cibus Ltd.) may receive Class A common shares pursuant to the exercise of an exchange right and then sell those Class A common shares. Further, we may issue additional Class A common shares or convertible securities in subsequent public offerings or as consideration for future acquisitions. After the completion of this offering, we will have issued          Class A common shares. This number includes          Class A common shares that we are selling in this offering and          Class A common shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Former Cibus Global Equity Owners and the Blocker Owners will own             Class A common shares, representing approximately          % (or          % if the underwriters’ option to purchase additional shares is exercised in full) of our total issued common shares. All such shares are restricted from immediate resale under the federal securities laws but may be sold into the market in the future. We expect that the Blocker Owners and the Former Cibus Global Equity Owners will be party to a Registration Rights Agreement with us that will require us to effect the registration of their Class A common shares in certain circumstances. All of our officers and directors and substantially all holders of our outstanding shares will be subject to certain restrictions on the sale of their Class A common shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. Please read “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of          Class A common shares issued or reserved for issuance under our 2018 Incentive Compensation Plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up periods, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common shares or securities convertible into Class A common shares or the effect, if any, that future issuances and sales of Class A common shares will have on the market price of our Class A common shares. Sales of substantial amounts of our Class A common shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our Class A common shares and trading volume could decline.

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for our Class A common shares would be negatively impacted. If one or more of the analysts who cover us downgrades our Class A common shares or publishes incorrect or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our Class A common shares, demand for our Class A common shares could decrease, which could cause the price of our Class A common shares or trading volume to decline.

We do not currently intend to pay dividends on our Class A common shares.

We do not intend to pay any dividends to holders of our Class A common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your Class A common shares for the foreseeable future, and the success of an investment in our Class A common shares will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of our Class A common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class A common shares will appreciate in value or even maintain the price at which our shareholders have purchased our Class A common shares. Investors seeking cash dividends should not purchase our Class A common shares.

Provisions in our Memorandum of Association and Bye-Laws may prevent or delay an acquisition of us, which could decrease the trading price of our Class A common shares.

Our Memorandum of Association and Bye-Laws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These include the following provisions:

•	a Board of Directors that is divided into three classes with staggered terms;
•	rules regarding how our shareholders may present proposals or nominate directors for election at shareholder meetings;
•	66 2/3% Board approval requirement for a change of control, subject to expire after 10 years;
•	the right of our Board of Directors to issue preferred shares without shareholder approval; and
•	limitations on the right of shareholders to remove directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital” for a discussion of these provisions.

We are an emerging growth company, and a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to us will make our Class A common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company,” as defined in Rule 405 under the Securities Act. As an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Similarly, as a smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find our Class A common shares less attractive if we rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.

There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, factors relating to:

•	our limited operating history;
•	our reliance on contractual counterparties;
•	significant competition from competitors with substantially greater resources than us;
•	public perceptions of products of biotechnology and ethical, legal, environmental, health and social concerns;
•	uncertain and evolving regulatory requirements;
•	the state of, and variations in, regulatory environments outside the United States;
•	government policies and regulations affecting the agricultural sector and related industries;
•	commodity price and other market risks facing the agricultural sector;
•	the time and resources required for product development that relies upon a complex integrated technology platform;
•	our reliance on gene-editing technologies that may become obsolete in the future;
•	our need to raise additional funding and the availability of additional capital or capital on acceptable terms;
•	our reliance on third parties in connection with our field trials and research services;
•	the recognition of value in our products by farmers, and the ability of farmers and processors to work effectively with crops containing our traits;
•	our ability to produce high-quality plants and seeds cost effectively on a large scale;
•	our ability to accurately forecast demand for our products;
•	adverse natural conditions and the highly seasonal and weather sensitive nature of our business;
•	our exposure to product liability claims;
•	the adequacy of our patents and patent applications;
•	uncertainty relating to our patent positions that involve complex scientific, legal and factual analysis;
•	the limited lifespan of our patents and limitations in intellectual property protection in some countries outside the United States;
•	developments in patent law;
•	our ability to identify relevant third party patents and to interpret the relevance, scope and expiration of third party patents;

•	potential assertions of infringement, misappropriation or other violations of intellectual property rights, including licensing agreements;
•	loss of damage to our germplasm libraries;
•	our status as an emerging growth company; and
•	those factors discussed under the caption entitled “Risk Factors.”

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our consolidated financial condition, results of operations, credit rating or liquidity. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date hereof. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements after the date of this prospectus, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the potential markets for our products. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

OUR STRUCTURE AND REORGANIZATION

Summary of Offering Structure

This offering is conducted through an “Up-C” structure, which is often used by partnerships and limited liability companies when they go public. An Up-C structure allows the equity holders in an entity that is treated as a partnership for U.S. federal income tax purposes to retain certain tax benefits associated with their equity interests following an initial public offering. Cibus Global is currently classified as a “partnership” for U.S. federal and applicable U.S. state and local tax purposes, and intends to maintain that classification following this offering.

Currently, the holders of outstanding Cibus Global shares include eight separate U.S. corporations (collectively, the “Blockers”), each of which is owned by an entity that is advised or sub-advised by Fidelity Management & Research Company (collectively, the “Blocker Owners”). The sole assets of each of the Blockers are shares of Cibus Global.

Investors in this offering will purchase Class A common shares issued by Cibus Ltd. Cibus Ltd. will utilize all of the net proceeds from this offering to purchase, indirectly through Cibus Holdings, newly issued Equity Interests of Cibus Global. Cibus Holdings, a wholly-owned subsidiary of Cibus Ltd., is a Bermuda corporation that was formed to preserve certain tax efficiencies associated with our Up-C structure.

As part of the Reorganization Transactions (as defined herein) to be undertaken in connection with the offering, the Former Cibus Global Equity Owners will exchange all of their Cibus Global Equity Interests for Class A common shares. The Continuing Cibus Global Equity Owners will continue to hold Cibus Global Equity Interests and receive Class B common shares and following completion of this offering will have an ongoing right to exchange their Cibus Global Equity Interests and Class B common shares for Class A common shares.

The Class A common shares and Class B common shares will generally vote together as a single class on all matters submitted to a vote of our shareholders. The Class B common shares will not have any economic rights.

The Reorganization Transactions

In connection with this offering, we will effect an internal reorganization, which we refer to as the “Reorganization Transactions,” as described below. Prior to completing the Reorganization Transactions, the issued and outstanding shares in Cibus Global consist of convertible preferred shares and non-voting common shares. Included in the issued and outstanding non-voting common shares are certain restricted shares which were issued by Cibus Global to its employees, directors and other service providers, each of which has a “threshold value” amount, which is similar to the exercise price of a stock option. At the time the Reorganization Transactions are completed, certain of the restricted shares are subject to vesting.

We will implement the following steps in connection with this offering:

•	We will amend the organizational documents of Cibus Global to provide, among other things, that Cibus Ltd. shall serve as the sole director of Cibus Global.
•	All of the issued and outstanding shares in Cibus Global held by Original Cibus Global Equity Owners will be converted on a one-for-one basis into a single class of Equity Interests in Cibus Global. In connection with the Conversion, the vesting schedules and threshold values that applied to restricted shares prior to the Conversion will continue to apply to the Equity Interests into which such restricted shares are converted (“restricted Equity Interests”).
•	Following completion of the Conversion, Cibus Global will undertake a -for-one reverse Equity Interest split. After completion of this reverse split, a total of Equity Interests will be issued and outstanding in Cibus Global.
•	Cibus Ltd. will acquire from the Blocker Owners all of the shares in the Blockers and, in exchange therefor, will issue to the Blocker Owners a number of Class A common shares equal to the number of Cibus Global Equity Interests held by such Blockers.
•	Cibus Ltd. will, indirectly through Cibus Holdings, acquire from certain Original Cibus Global Equity Owners (other than 2021 Plan Recipients, as defined herein), each of whom is an accredited investor

(as defined in Rule 501 of Regulation D) that, prior to the Conversion, held fewer than           shares in Cibus Global (collectively, the “Mandatorily Exchanging Owners”), all of their respective Equity Interests in Cibus Global in exchange for an equal number of Class A common shares; provided, however, that with respect to those Mandatorily Exchanging Owners who exchange restricted Equity Interests, the number of Class A common shares to be issued in exchange for such restricted Equity Interests will take into account the threshold value of such restricted Equity Interests and will be equal to (i) the number of such restricted Equity Interests multiplied by the initial public offering price per Class A common share in this offering, minus the aggregate threshold value of such restricted Equity Interests, divided by (ii) the initial public offering price per Class A common share in this offering.

•	Up to non-accredited holders of Equity Interests in Cibus Global selected by Cibus Ltd. (the “Other Exchanging Owners”) will also have all of their respective Equity Interests in Cibus Global be acquired by Cibus Ltd., indirectly through Cibus Holdings, in exchange for an equal number of Class A common shares; provided, however, that with respect to Other Exchanging Owners who exchange restricted Equity Interests, the number of Class A common shares to be issued in exchange for such restricted Equity Interests will take into account the threshold value of such restricted Equity Interests and will be equal to (i) the number of such restricted Equity Interests multiplied by the initial public offering price per Class A common share in this offering, minus the aggregate threshold value of such restricted Equity Interests, divided by (ii) the initial public offering price per Class A common share in this offering.
•	Cibus Global will repurchase, utilizing proceeds from this offering, all Cibus Global Equity Interests held by Original Cibus Global Equity Owners who are not accredited investors (other than Other Exchanging Owners and 2021 Plan Recipients). The purchase price per Equity Interest payable by Cibus Global will be equal to the Net IPO Price; provided, however, that the purchase price per share with respect to any restricted Equity Interests will be equal to multiplied by the initial public offering price per Class A common share in this offering, minus the applicable threshold value for such restricted Equity Interest. Cibus Global will accelerate vesting of all unvested restricted Equity Interests held by non-accredited investors whose restricted Equity Interests are being purchased by Cibus Global. The aggregate purchase price for such shares will be $ .
•	Cibus Global previously issued restricted shares to certain executives and key employees (the “2021 Plan Recipients”), all of which had a vesting date in November 2021. In the Conversion, the restricted shares held by the 2021 Plan Recipients will be converted into restricted Equity Interests with the same vesting schedules and threshold values. Following the completion of this offering, each 2021 Plan Recipient will continue to hold all of such 2021 Plan Recipient’s Equity Interests in Cibus Global (including all Equity Interests held by such 2021 Plan Recipient that are not restricted Equity Interests).
•	The Continuing Cibus Global Equity Owners will each continue to own their respective Equity Interests in Cibus Global following completion of this offering. The Continuing Cibus Global Equity Owners will also be issued Class B common shares, which shares will have no economic rights with respect to Cibus Ltd. (such economic rights referring to the rights to receive dividends or other distributions from Cibus Ltd.) and will only be transferable in connection with a permitted transfer of corresponding Equity Interests held by Continuing Cibus Global Equity Owners. Following this offering, each Continuing Cibus Global Equity Owner will be entitled to cause Cibus Global to redeem some or all of such Continuing Cibus Global Equity Owner’s Equity Interests for an equal number of newly issued Class A common shares (with a corresponding cancellation of an equal number of such Continuing Cibus Global Equity Owner’s Class B common shares), subject, in the case of restricted Equity Interests, to adjustments to take into account applicable threshold values.
•	All Continuing Cibus Global Equity Owners will assign their voting rights with respect to their Equity Interests to Cibus Ltd.
•	Each issued and outstanding warrant exercisable for Equity Interests in Cibus Global will be amended to provide that such warrant will become exercisable, on a “net-exercise” basis, for Class A common shares.

In connection with this offering, Cibus Ltd. will issue its Class B common shares to those Continuing Cibus Global Equity Owners who continue to hold their Equity Interests in Cibus Global following this offering. Each such Continuing Cibus Global Equity Owner will receive one Class B common share for each Equity Interest held by such Cibus Global Equity Owner in Cibus Global. Although the Class B common shares will not entitle their holders to any economic rights, the holders of Class A common shares and Class B common shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. Each Class B common share will entitle its holder to one vote, except that the aggregate voting power of the Class B common shares will be limited to          % of the combined voting power of the Class A and Class B common shares. We do not intend to list the Class B common shares on any stock exchange. As noted above, upon any redemption of Equity Interests in Cibus Global caused by the holder thereof for Class A common shares on a one-for-one basis, such holder’s Class B common shares will also thereupon be cancelled, also on a one-for-one basis.

The diagram below depicts our organizational structure after giving effect to the Reorganization Transactions summarized above, and after giving effect to the offering of Class A common shares:

Structure Upon Completion of Offering

Cibus Ltd. is the issuer of the Class A common shares to be issued in this offering. Cibus Ltd. will utilize the net proceeds to purchase, indirectly through Cibus Holdings, newly issued Equity Interests of Cibus Global. The purchase price for these newly issued Equity Interests in Cibus Global will be at per Equity Interest price equal to the Net IPO Price. Cibus Global will, in turn, use the proceeds from the sale of such newly issued

Equity Interests to Cibus Ltd. as described in “Use of Proceeds,” including the purchase of certain Equity Interests from certain non-accredited owners as described above in “—The Reorganization Transactions.”

Upon completion of the Reorganization Transactions and this offering:

•	The issued and outstanding share capital of Cibus Ltd. will be as follows:
○	Class A common shares (or Class A common shares if the underwriters exercise their option to purchase additional shares in full) held by investors in this offering;
○	Class A common shares held by the Former Cibus Global Equity Owners and Blocker Owners; and
○	Class B common shares held by the Continuing Cibus Global Equity Owners.
•	All of the issued and outstanding shares of Cibus Holdings and the Blockers will be owned by Cibus Ltd.
•	The outstanding capitalization of Cibus Global will be as follows:
○	Equity Interests held by Cibus Holdings;
○	Equity Interests held by the Blockers; and
○	Equity Interests held by the Continuing Cibus Global Equity Owners.
•	The combined voting power in Cibus Ltd. will be as follows:
○	% for investors in this offering (or % if the underwriters exercise their option to purchase additional shares in full) who will hold Class A common shares;
○	% for Former Cibus Global Equity Owners and Blocker Owners (or % if the underwriters exercise their option to purchase additional shares in full) as a result of their holding Class A common shares; and
○	% for the Continuing Cibus Global Equity Owners holding Equity Interests in Cibus Global and a corresponding number of Class B common shares.

The Former Cibus Global Equity Owners, together with those Continuing Cibus Global Equity Owners who elect following completion of this offering to exchange their Equity Interests, together with the corresponding Class B common shares, for our Class A common shares, will have the right, under certain circumstances, to cause us to register the offer and resale of their Class A common shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise in full their option to purchase additional Class A common shares, assuming an initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by approximately $          million (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by approximately $          million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds that we receive from this offering (including any net proceeds from the underwriters’ exercise of their option to purchase additional Class A common shares) to purchase Equity Interests in Cibus Global at a purchase price per Equity Interest equal to the Net IPO Price. We intend to cause Cibus Global to use a portion of such proceeds to (i) purchase all of the Equity Interests in Cibus Global held by certain investors in Cibus Global and (ii) satisfy certain withholding tax obligations, if applicable, that arise in connection with the disposition of Equity Interests by Original Cibus Global Equity Owners in connection with the Reorganization Transactions. See “Our Structure and Reorganization.”

We intend to cause Cibus Global to use the remainder of such proceeds it receives as follows:

•	approximately $ million to fund research and for development costs to advance trait development, to continue developing and improving our crop platforms in canola, flax, potato, cassava, peanut, wheat, corn and soybean, to progress our breeding program and germplasm collection and to add additional product candidates to our portfolio;
•	approximately $ million to further our automation capabilities, bioinformatics, lab information systems and other IT systems to support our research and development endeavors;
•	approximately $ million to build out commercial capabilities, which includes sales and marketing personnel costs as well as promotion and advertising for our products, to help drive demand creation;
•	approximately $ million to be used as working capital related to seed production; and
•	the remainder for general corporate purposes.

Cibus Global may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses, although it currently has no agreements or binding commitments to complete any such transaction.

However, due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amount and timing of Cibus Global’s actual expenditures will depend upon numerous factors, including the results of its research and development efforts, the timing and success of its ongoing field trials or field trials it may commence in the future and the timing of regulatory submissions. As a result, management will have broad discretion over the use of the net proceeds from this offering, and investors will be relying on management’s judgment regarding the application of the net proceeds. In addition, Cibus Global might decide to postpone or not to pursue certain activities or field trials if the net proceeds from this offering and our other sources of cash are less than expected.

Pending the use of the net proceeds from this offering, Cibus Global intends to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our Board of Directors and may be discontinued at any time. In determining the amount of any future dividends, our Board of Directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and other factors that our Board of Directors may deem relevant. In addition, pursuant to Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) that the realizable value of its assets would thereby be less than its liabilities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017:

•	on an actual basis;
•	on a pro forma basis to reflect the Reorganization Transactions, other than the use of proceeds from this offering by Cibus Global to repurchase Equity Interests held by Original Cibus Global Equity Owners who are not accredited investors (other than Other Exchanging Owners and 2021 Plan Recipients); and
•	on a pro forma as adjusted basis to give effect to (i) the Reorganization Transactions, (ii) the sale and issuance by us of Class A common shares in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (iii) the assumption that the net proceeds of this offering are held as cash, after giving effect to the repurchase by Cibus Global of the Equity Interests held by Original Cibus Global Equity Owners who are not accredited investors (other than Other Exchanging Owners and 2021 Plan Recipients) in connection with the Reorganization Transactions.

You should read this table in conjunction with our audited consolidated financial statements and the notes thereto, included in this prospectus as well as “Our Structure and Reorganization,” “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands, except share data)
Cash and cash equivalents	$6,549	$	$
Shareholders’ (deficit) equity:
Series A convertible preferred shares, no par value; 90,000,000 shares authorized in 2017; 59,706,408 shares issued and outstanding at December 31, 2017; $101,294 liquidation preference at December 31, 2017	$55,854	$	$
Series B convertible preferred shares, no par value; 35,500,000 shares authorized in 2017; 30,827,791 shares issued and outstanding at December 31, 2017; $57,031 liquidation preference at December 31, 2017	54,729
Series C convertible preferred shares, no par value; 29,000,000 shares authorized in 2017; 11,388,021 shares issued and outstanding at December 31, 2017; $23,915 liquidation preference at December 31, 2017	23,312
Voting common shares, no par value; 189,500,000 shares authorized in 2017; none issued and outstanding	—
Nonvoting common shares, no par value; 35,000,000 shares authorized in 2017, respectively; 26,101,569 shares issued and outstanding at December 31, 2017	811
Class A common shares, $0.00001 par value; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—
Class B common shares, $0.00001 par value; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	41,973
Accumulated other comprehensive loss	(17)
Accumulated deficit	(194,132)
Total shareholders’ (deficit) equity	$(17,470)	$	$
Total capitalization	$(17,470)	$	$
(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of, pro forma cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) each of, pro forma cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming an initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

The Continuing Cibus Global Equity Owners will maintain their Equity Interests in Cibus Global after the Reorganization Transactions. Because the Continuing Cibus Global Equity Owners do not own any Class A common shares or have any right to receive distributions from Cibus Ltd., we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of Equity Interests (other than Cibus Ltd.) had their Equity Interests redeemed or exchanged for newly-issued Class A common shares on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their Class B common shares (which are not entitled to receive distributions or dividends, whether cash or shares from Cibus Ltd.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all Equity Interests for Class A common shares as described in the previous sentence as the “Assumed Redemption.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common shares in this offering exceeds the pro forma net tangible book value per Class A common share after the offering. Cibus Global’s net tangible book value as of December 31, 2017 was $          million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of Class A common shares deemed to be outstanding on that date.

If you invest in our Class A common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per Class A common share after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of Class A common shares, after giving effect to the Reorganization Transactions, this offering, and the Assumed Redemption. Our pro forma net tangible book value as of December 31, 2017 would have been approximately $          million, or $          per Class A common share. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $             per share to new investors purchasing Class A common shares in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a Class A common share. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at December 31, 2017 before this offering(1)	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors in this offering		$
(1)	Gives pro forma effect to the Reorganization Transactions (other than this offering) and the Assumed Exchange.

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $          million, and increase (decrease) the dilution per share to new investors participating in this offering by approximately $          per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase           additional of Class A common shares in this offering, the pro forma net tangible book value per share after the offering would be $          per share, the

increase in pro forma net tangible book value per share to our existing stockholders would be $          per share and the dilution per share to new investors participating in this offering would be $          per share, in each case assuming an initial public offering price of $         , which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, as of December 31, 2017 after giving effect to this offering, the differences between the Original Cibus Global Equity Owners and new investors in this offering with regard to:

•	the number of Class A common shares purchased from us by new investors in this offering and the number of shares issued to the Original Cibus Global Equity Owners after giving effect to the Assumed Exchange,
•	the total consideration paid to us in cash by new investors purchasing Class A common shares in this offering and by the Original Cibus Global Equity Owners including historical cash contributions, and
•	the average price per Class A common share that such Original Cibus Global Equity Owners and new investors paid.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Original Cibus Global Equity Owners		%	$	%	$
New investors
Total		100%	$	100%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) the total consideration paid by new investors by approximately $          million, assuming that the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional Class A common shares. In addition, the discussion and tables above exclude Class B common shares, because holders of Class B common shares are not entitled to distributions or dividends, whether cash or shares, from Cibus Ltd. The number of our Class A common shares issued and outstanding after this offering as shown in the tables above is based on the number of shares issued and outstanding as of December 31, 2017, after giving effect to the Reorganization Transactions and the Assumed Exchange, and excludes (i)           Class A common shares reserved for issuance under the 2018 Incentive Compensation Plan and (ii)           Class A common shares issuable upon exercise of the outstanding warrants. To the extent all of such outstanding options and warrants had been exercised as of December 31, 2017 the pro forma net tangible book value per share after this offering would be $         , and total dilution per share to new investors would be $          .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical consolidated financial data for Cibus Global and its subsidiaries. Cibus Global is the predecessor of the issuer, Cibus Ltd., for financial reporting purposes. The selected consolidated statements of operations data for each of the years ended December 31, 2017 and 2016 and the selected consolidated balance sheets data as of December 31, 2017 and 2016 are derived from Cibus Global’s audited consolidated financial statements, included elsewhere in this prospectus. The selected financial information below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The historical results are not necessarily indicative of future results and interim results are not necessarily reflective of the results to be expected for the full year. The summary financial information below does not contain all the information included in the financial statements.

The selected historical financial data of Cibus Ltd. have not been presented as Cibus Ltd. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Year ended December 31,
	2017	2016
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product sales, net	$1,839	$597
Collaboration and research	848	1,196
Collaboration and research - related party	—	440
Total revenue	2,687	2,233
Operating expenses:
Cost of product sales	1,060	1,007
Selling, general and administrative	13,752	13,052
Research and development	17,111	19,854
Total operating expenses	31,923	33,913
Loss from operations	(29,236)	(31,680)
Other (income) expense, net:
Interest income	—	(6)
Interest expense	78	57
Interest expense - related parties	6,179	61
Interest expense, royalty obligation - related parties	5,259	4,225
Other expense, net	144	22
Total other (income) expense, net	11,660	4,359
Loss on equity method investment	—	(100)
Net loss	$(40,896)	$(36,139)

Less: Deemed distribution to preferred shareholders	(5,314)	—
Net loss attributable to common shareholders	$(46,210)	$(36,139)
Net loss per share attributable to common shareholders, basic and diluted	$(3.40)	$(3.54)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$6,549	$7,173
Total assets	13,128	13,190
Total liabilities	30,598	22,115
Accumulated deficit	(194,132)	(153,236)
Total shareholders’ deficit	(17,470)	(8,925)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet as of December 31, 2017 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 present our consolidated financial position and results of operations to reflect (i) the Reorganization Transactions, as described in “Our Structure and Reorganization,” and (ii) the sale and issuance of Class A common shares pursuant to this offering and the related use of proceeds, as described in “Use of Proceeds”. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 assumes the Reorganization Transactions and this offering were completed on January 1, 2017. The unaudited pro forma consolidated balance sheet as of December 31, 2017 assumes the Reorganization Transactions and this offering were completed on December 31, 2017.

The unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information has been prepared based on our historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma consolidated financial information. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the Reorganization Transactions or this offering. In addition, the unaudited pro forma consolidated statement of operations reflects only those adjustments that are expected to have a continuing impact on our results of operations. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the Reorganization Transactions and this offering referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We have not included any pro forma adjustments relating to the costs expected as a result of addressing these additional standards and requirements.

The unaudited pro forma consolidated financial information should be read together with the sections titled “Use of Proceeds,” “Our Structure and Reorganization,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Company’s historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Balance Sheet
as of December 31, 2017

	Cibus Global Historical	Reorganization Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Cibus Ltd. As Adjusted
	(In thousands, except share data)
Assets:
Current assets
Cash and cash equivalents	$6,549		(2)
Accounts receivable, net	187
Due from related party, net	13
Inventory	1,256
Restricted cash	402
Prepaid expenses and other current assets	464		(3)
Total current assets	8,871
Property and equipment, net	4,103
Other assets	154
Total assets	$13,128

	Cibus Global Historical	Reorganization Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Cibus Ltd. As Adjusted
	(In thousands, except share data)
Liabilities and Shareholders’ Deficit:
Current liabilities
Accounts payable	$2,172		(3)
Accrued expenses	2,924		(3)
Due to related party	1,084
Deferred revenue	2,400
Notes payable, current	342
Deferred rent, current	367
Capital lease obligations, current	179
Total current liabilities	9,468
Notes payable, net of current portion	17
Capital lease obligations, net of current portion	173
Deferred rent, net of current portion	5
Royalty obligation - related parties	20,935
Total liabilities	30,598
Shareholders’ deficit
Series A convertible preferred shares, no par value; 90,000,000 shares authorized; 59,706,408 shares issued and outstanding	55,854		(1)(6)
Series B convertible preferred shares, no par value; 35,500,000 shares authorized; 30,827,791 shares issued and outstanding	54,729		(1)
Series C convertible preferred shares, no par value; 29,000,000 shares authorized; 11,388,021 shares issued and outstanding	23,312		(1)
Voting common shares, no par value; 189,500,000 shares authorized; none issued and outstanding	—		(1)
Nonvoting common shares, no par value; 35,000,000 shares authorized; 26,101,569 shares issued and outstanding	811		(1)
Class A common stock, $0.00001 par value per share, shares authorized, shares issued and outstanding, pro forma	—		(1)
Class B common stock, $0.00001 par value per share, shares authorized, shares issued and outstanding, pro forma	—		(1)
Additional paid-in capital	41,973		(2)(5)
Accumulated other comprehensive loss	(17)
Accumulated deficit	(194,132)		(4)
Total shareholders’ deficit attributable to Cibus Ltd.	(17,470)
Non-controlling interest	—		(4)
Total shareholders’ deficit	(17,470)
Total liabilities and shareholders’ deficit	$13,128

Notes to the Unaudited Pro Forma Consolidated Balance Sheet
as of December 31, 2017

(1)	Reflects the Reorganization Transactions, including (i) the conversion of all convertible preferred shares, common stock, and restricted shares of Cibus Global held by the Original Cibus Global Equity Owners into a single equity interest in Cibus Global on a one-for-one basis and, (ii) the issuance of Class A common stock in Cibus Ltd. to Former Cibus Global Equity Owners in exchange for Equity Interests in Cibus Global and (iii) the issuance of Class B common stock to the Continuing Cibus Global Equity Owners.
(2)	Reflects the net effect on cash of the receipt of proceeds of $ from this offering, based on the assumed sale of Class A common shares at an assumed initial public offering of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) payment of $ million to purchase equity interest of Cibus Global owned by certain non-accredited investors in Cibus Global. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds we receive from this offering by approximately $ , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting offering expenses. Each increase (decrease) of 1,000,000 shares in the number of Class A common shares offered by us would increase (decrease) the amount of our cash, total assets and total shareholders’ (deficit) equity by approximately $ , assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and estimated offering expenses payable by us. These amounts assume no exercise of the underwriters' 30 days option to purchase up to additional Class A common shares.
(3)	Deferred costs associated with this offering, including certain legal, accounting and other related costs, have been recorded in other assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs and any corresponding accruals for deferred costs not yet paid will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.
(4)	After the offering and the Reorganization Transactions, Cibus Ltd.’s only material asset will be the direct and indirect ownership of % of Cibus Global and sole voting interest in Cibus Global and Cibus Ltd.’s only business will be to act as the sole director of Cibus Global. As a result we will consolidate the financial results of Cibus Global into our consolidated financial statements. The ownership interest of the Original Cibus Global Equity Owners will be accounted for as a non-controlling interest in Cibus Ltd.’s consolidated financial statements after this offering. Immediately following this offering, the non-controlling interest of Cibus Global will represent % of the outstanding common share units calculated as follows (in thousands):
	Number	Percent
Interest in Cibus Global held by Cibus Ltd.		%
Non-controlling interest in Cibus Global held by the Original Cibus Global Equity Owners		100%
(5)	Restricted shares issued under the Restricted Shares Plan vest based on a grant date vesting schedule as determined by the Board of Directors, generally over a period of 48 months. For those holders of restricted shares that were considered Mandatorily Exchanging Owners, Other Exchanging Owners, and non-accredited investors whose shares are being purchased by Cibus Global in connection with the Reorganization Transactions, Cibus Global will accelerate the vesting of all unvested restricted shares. The number of restricted shares outstanding as of December 31, 2017 was . This adjustment reflects the estimated compensation charge of $ to be recognized in connection with the modification.
(6)	Upon conversion of Series A convertible preferred shares into common units, the holders of Series A convertible preferred shares will forfeit the Series A preferred return. At December 31, 2017 the cumulative Series A preferred return was $22.5 million.

Unaudited Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2017

	Cibus Global Historical	Reorganization Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Cibus Ltd. As Adjusted
	(In thousands, except share data)
Revenue:
Product sales, net	$1,839
Collaboration and research	848
Total revenues	2,687
Operating expenses:
Cost of product sales	1,060
Selling, general and administrative	13,752			(4)
Research and development	17,111			(4)
Total operating expenses	31,923
Loss from operations	(29,236)
Other (income) expense, net:
Interest expense	78
Interest expense - related parties	6,179
Interest expense, royalty obligation - related parties	5,259
Other expense, net	144
Total other (income) expense, net	11,660
Loss before income tax	—
Provision for income taxes	—			(1)
Net loss	$(40,896)
Less: Net loss attributable to non-controlling interest	—			(2)
Net loss attributable to Cibus Ltd.	$(40,896)
Less: Deemed distribution to preferred shareholders	(5,314)
Net loss attributable to common shareholders	$(46,210)
Net loss per share – basic and diluted	$(3.40)			(3)
Weighted average shares outstanding basic and diluted	13,592,554			(3)

Notes to the Unaudited Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2017

(1)	Following this offering and the Reorganization Transactions, Cibus Ltd. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Cibus Global. As Cibus Global has historically generated losses, and on a pro forma basis, will continue to have losses following this offering and the Reorganization Transactions the unaudited pro forma consolidated statements of operations do not reflect adjustments to our provision for income taxes as it has been determined that it is more likely than not that our NOLs will not be realized.
(2)	After the offering and the Reorganization Transactions, Cibus Ltd. will become the sole director of Cibus Global. As a result, we will consolidated the results of Cibus Global and will report a non-controlling interest related to the common units of Cibus Global held by the Continuing Cibus Global Equity Owners. Following this offering, Cibus Ltd. will own % of Cibus Global and the Original Cibus Global Equity Owners will own the remaining %.
(3)	Pro forma basic loss per share is computed by dividing the net loss attributable to holders of Class A common shares by the weighted-average of Class A common shares outstanding during the period. As we have incurred losses for all periods presented, pro forma diluted loss per share is equal to pro forma basic loss per share because the effect of potentially dilutive securities would be anti-dilutive. Class B common shares do not participate in earnings of Cibus Ltd. As a result, the Class B common shares are not considered participating securities and is not included in the weighted-average shares outstanding for purposes of computing pro forma net loss per share.
(4)	Restricted shares issued under the Restricted Shares Plan vest based on a grant date vesting schedule as determined by the Board of Directors, generally over a period of 48 months. For those holders of restricted shares that were considered Mandatorily Exchanging Owners, Other Exchanging Owners, and non-accredited investors whose share are being purchased by Cibus Global in connection with the Reorganization Transactions, Cibus Global will accelerate the vesting of all unvested restricted shares. This adjustment reflects the net adjustment to share-based compensation expense that would have been recognized for restricted shares had the offering occurred on January 1, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical Consolidated Financial Data” and the historical consolidated financial statements and related notes of Cibus Global which are included elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” included elsewhere in this prospectus. Cibus Ltd. was formed in September 2018 and does not have historical financial operating results. The historical financial data discussed below reflect the historical results of operations and financial condition of our accounting predecessor, Cibus Global, and its subsidiaries and do not give effect to the Reorganization Transactions described elsewhere in this prospectus. Please read “Our Structure and Reorganization” and “Unaudited Pro Forma Consolidated Financial Data” for a description of the Reorganization Transactions and their effect on our historical results of operations and financial condition.

Overview

We are a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Founded in 2001, we have developed and are commercializing a proprietary and highly differentiated gene-editing technology, which we refer to as the Rapid Trait Development System. RTDS enables us to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. This ability to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA, establishes our technology as truly non-transgenic, both in process and product, and distinguishes us from competitors. Our gene-editing approach accelerates the processes that underlie natural breeding and provides a versatile and low-cost means to increase crop yields for farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem. We have taken care to responsibly improve characteristics in plants as our trait products are indistinguishable from those that could occur in nature. We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

Our commercial strategy has two pillars. First, in North America, we have launched our proprietary branded canola seed product in the $1.4 billion North American canola seed market. The launch of our first commercial product, SU Canola (canola tolerant to specific sulfonylurea herbicides), has enabled us to establish our brand, build market confidence in Cibus technology and demonstrate the power and commercial viability of our non-transgenic gene-editing process. Since we first launched SU Canola in the United States in the 2016 growing season, it has attained approximately a 4% share (measured by acres planted) in the U.S. canola market. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. Building on our success with SU Canola, our canola product candidates for the North American market include additional herbicide tolerances, yield protection and disease tolerance traits. In the North American canola market, our goal is to produce and sell seeds that enable farmers to grow the highest yielding, most profitable canola crops. We expect to launch our next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023.

The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed desirable traits in crops that are positioned to be grown and sold in key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the greatest opportunity to penetrate these markets efficiently, while leveraging our licensing partners’ breeding and commercialization expertise. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. Further, we have established additional customizable “crop platforms” for trait development in flax, potato and cassava, and we are developing crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Including our yield protection and disease tolerance canola traits and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity.

We are currently producing and selling our own branded canola seed in North America, and intend to continue to use this model with all of our RTDS-developed canola traits. Further, in North America and other geographies, we intend to license our RTDS-developed crop traits to leading seed companies in exchange for royalty payments. Such royalty income will carry gross margins in excess of 98% and, therefore, as our licensing product candidate pipeline produces new traits, we expect our consolidated gross margins to expand over time.

We are an early-stage company and have incurred net losses since our inception. As of December 31, 2017, we had an accumulated deficit of $194.1 million. Our net losses for the years ended December 31, 2017 and 2016 were $40.9 million and $36.1 million, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from selling, general and administrative expenses associated with our operations. As we continue to develop our pipeline of product candidates and as a result of our limited commercial activities, we expect to continue to incur significant expenses and operating losses for the foreseeable future, and those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year. See “Risk Factors—Risks Related to Our Business and Operations—We have incurred significant losses and anticipate that we will continue to incur significant losses for the foreseeable future.”

The audited consolidated financial statements of Cibus Global and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended, included elsewhere in this prospectus, were prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as issued by the Financial Accounting Standards Board (“FASB”).

Financial Operations Overview

Revenue

We recognized $2.7 million and $2.2 million of total revenue, net for the years ended December 31, 2017 and 2016, respectively, pursuant to certain collaboration and research agreements and commercial sales of our SU Canola product, which commenced in the United States in 2016. The following table presents our revenue for the periods indicated:

	Year Ended December 31,
	2017	2016
	(In thousands)
Product sales, net	$1,839	$597
Collaboration and research	848	1,196
Collaboration and research - related party	—	440
	$2,687	$2,233

In the above table, product sales, net represent sales of our first branded canola seed product in North America, SU Canola, where gross product sales are netted against expected end-user rebates. Collaboration and research revenues are primarily related to revenues earned under a grant agreement to develop cassava plant varieties for Nigerian farmers that are compatible with a modern and appropriate weed management system; collaboration and research – related party revenues represent revenues earned under a licensing and marketing agreement, pursuant to which we are developing certain crop varieties that include traits produced using our proprietary RTDS technologies. In the future, we may generate revenue from the sale or licensing of our commercialized products, collaboration agreements, strategic alliances or a combination of these, with an increasing percentage of our revenue expected to come from commercial product sales and commercial royalty income from the licensing of our traits to leading seed companies.

Our ability to generate substantial revenue from the sale and licensing of our commercialized products depends upon our ability to successfully develop and commercialize our product candidates and to effectively gain market share. We currently have only one commercially available product, SU Canola, which has been available in the United States since 2016. Following our limited pre-launch in the Canadian provinces of

Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. Consequently, to date we have generated only limited revenue, substantially all of which is attributable to U.S. sales of SU Canola. If we fail to successfully complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, if necessary, our ability to generate future revenue would be compromised.

Our research and development agreements provide for non-refundable payments that we receive for ongoing research and development activities, reimbursements of research and development costs, and milestone payments upon the achievement of certain scientific, regulatory or commercial milestones. Our research and development agreements also provide for trait fees and royalty payments in connection with the sale of commercialized products containing the traits that are subject to those agreements. We expect that our reliance on revenue from research and development agreements will decrease as we strategically reduce the number of research and development arrangements that we maintain with third party partners and instead focus on in-house product development.

Cost of Product Sales

Cost of product sales includes the costs to produce parent seed, which are generally incurred under a parent line production agreement with third party producers; the costs involved in converting parent seed into hybrid seed available for sale; and other costs incurred under toll processing arrangements with third parties to prepare the hybrid seed for sale, including applying seed treatment, seed packaging and storage.

We utilize third-party seed producers to convert parent seed into saleable hybrid seed; such third parties are located in the United States, Canada and Chile. The final cost per bag of seed is determined when the hybrid seed is harvested, and the yield can be determined pursuant to the terms of our seed production agreements. Due to the inverted growing season in the southern hemisphere, the value of our work-in-progress inventory in Chile is based on management’s best estimates as of December 31, 2017. The final cost and quantities of the hybrid seed produced may vary from the estimated cost and quantities due largely to environmental factors such as weather and disease. These yield variances could have a significant impact on the actual cost per bag of seed we recognize as cost of product sales.

The carrying value of inventory is adjusted to its estimated net realizable value by management based on evaluation of the quantity and quality of seed stock on hand together with the projected production yields and estimated customer demand. The impairments are recorded as cost of product sales. Our inventory impairment charges were approximately $0.1 million and $0.3 million for the years ended December 31, 2017 and 2016, respectively. Fluctuations in harvest yields in combination with canola trait launches could result in significant levels of obsolete inventory in the future. Additionally, our branded canola seed products are fungible, and their quality will degrade over time as such over-production and higher than expected harvest yields may result in increases in our impairment charges.

We pay freight costs incurred in shipping hybrid seed to our customers. Such freight costs incurred are included in cost of product sales. Additionally, non-cash sales incentives, such as promotional trips to our headquarters in San Diego, provided to certain end-users are recorded as cost of product sales.

We expect that future licensing revenues for traits outside of the North American canola market will have little to no cost of product sales, and as a result we expect to generate gross margins in excess of 98% specific to those trait licensing arrangements.

Research and Development Expenses

Research and development expenses consist of expenses incurred while performing research and development activities to discover and develop potential product candidates and to establish crop platforms. We incurred $17.1 million and $19.9 million of research and development expenses for the years ended December 31, 2017 and 2016, respectively. The decline year-over-year in our research and development expenses primarily represents the internal reallocation of resources to activities associated with launching our first commercial product, SU Canola, as well as the timing of spend on certain research and development projects.

Our research and development expenses consist primarily of:

•	personnel costs, including salaries and related benefits, for our employees engaged in scientific research and development functions;

•	cost of third-party contractors and consultants who support our product candidate and crop platform development;
•	seed increases (small-scale and large-scale testing) for trait validation;
•	purchases of laboratory supplies and non-capital equipment used for our research and development activities;
•	facilities costs, including rent, utilities and maintenance expenses, allocated to our research and development activities; and
•	costs of in-licensing or acquiring technology from third parties.

Our research and development efforts are focused on advancing our existing product candidates, enhancing our product candidate pipeline through the development of additional traits within our crop platforms, and establishing additional crop platforms within which to develop and advance additional traits. We use our employee and infrastructure resources across multiple research and development programs. In addition, we manage certain activities, such as field trials and seed production, through third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development expenses will increase for the foreseeable future as we expand our product candidate pipeline, establish additional crop platforms, access and develop additional technologies and hire additional personnel to support our products. Product candidates in later stages of development generally have higher development costs than those in earlier stages of development, primarily due to the increased expense associated with large-scale field testing and seed increases (small-scale and large-scale) for trait validation.

We recognize research and development expenses as they are incurred, primarily due to the uncertainty of future commercial value. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our current product candidates or any new product candidates that we may identify and develop.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related expenses, including salaries and related benefits, for our executive, business development, intellectual property, finance, legal, human resource and other administrative functions. Other selling, general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees for auditing, tax and legal services, expenses associated with obtaining and maintaining patents, consulting costs and costs of our information systems. We incurred $13.8 million and $13.1 million of selling, general and administrative expenses for the years ended December 31, 2017 and 2016, respectively.

We expect that our selling, general and administrative expenses will increase in the future to support the commercialization of our product candidates, and the increased costs of operating as a public reporting company. We expect these increased commercialization costs will be comprised of additional selling and support costs in North America for our branded canola seed products, as well as increased business development costs associated with licensing activity for traits outside of the North American canola market. Increased costs relating to our operating as a public reporting company will likely include costs related to our compliance with enhanced corporate governance, internal controls, disclosure and similar requirements and increased investor relations obligations.

Other (Income) Expense, Net

We recognized $5.3 million and $4.2 million of interest expense relating to our Royalty Obligation for the years ended December 31, 2017 and 2016, respectively. Additionally, during 2017, we incurred interest expense of $6.0 million related to the issuance of 4.3 million warrants to purchase Series C preferred shares.

Royalty Obligation

Pursuant to a Warrant Transfer and Exchange Agreement entered into on December 31, 2014 (the “Warrant Exchange Agreement”), we consummated an exchange transaction in 2015 with the holders of 12.4 million outstanding warrants to purchase shares of our Series A convertible preferred stock. In exchange for these warrants, we granted participating warrant holders a right, over a 30-year period, to receive an aggregate of 10% of the revenue that we receive that is attributable to product sales, license fees, distribution fees, milestone payments and maintenance payments relating to products developed or manufactured by, or otherwise utilizing, our RTDS technologies, subject to certain exclusions. Royalty payments will commence in the first fiscal quarter in which the aggregate subject revenues during any consecutive 12-month period equals or exceeds $50.0 million, at which point we will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. The initial term of the agreement is 30 years, and may be extended for an additional 30-year term if the holders provide written notice and make a payment of $100.

We expect the Royalty Obligation liability balance to continue to increase each year until 2035 as the accretion of interest expense, which increases the liability, will outpace the cash payments for royalties due, which decreases the liability. Similarly, we also expect the related non-cash interest expense we record to increase in conjunction with the underlying liability balance.

Critical Accounting Policies and Estimates

Some of the accounting methods and policies used in preparing our consolidated financial statements and related disclosure in conformity with U.S. GAAP require us to make estimates and assumptions that affect the reported amounts. Estimates by our management are based on past experience as well as assumptions and assessments deemed realistic and reasonable under the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes differ from the assumptions adopted. We believe that the accounting policies discussed below reflect the most significant management judgments and assumptions in the preparation of our consolidated financial statements and the notes thereto. For further details, see our consolidated financial statements and the notes thereto, included elsewhere in this prospectus.

Revenue Recognition

We have primarily generated revenue from certain collaboration and research agreements and commercial sales of our SU Canola product, which commenced in the United States in 2016. Additionally, we have generated revenue from research and development grant programs, which are accounted for as collaboration and research revenue.

Revenue Recognition for Product Sales

Commercial sales of our SU Canola product commenced in the United States in 2016 and U.S. sales increased 208% year-over-year from 2016 to 2017. In Canada, we received a late season registration for a SU Canola hybrid in 2017, which enabled multiple demonstration farms to test our product ahead of our limited Canadian pre-launch in the provinces of Manitoba and Saskatchewan this year. We intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season.

We recognize sales of commercial seeds when the sale meets the following four criteria: (1) persuasive evidence of an arrangement exists, (2) the product has been delivered and title to the product (and associated risk) has been passed to the customer, (3) the price to the customer has been fixed or is determinable, and (4) collection is reasonably assured.

Our customers have the option to return purchased seed to us up to a contractually agreed maximum percentage of purchased seed and through a contractually established date. In each of fiscal year 2017 and 2016, the return period expired on June 25.

We offer sales incentives to customers generally in the form of price discounts, volume and loyalty rebates, and promotional trips. Cash consideration provided to customers is recorded as a reduction of revenue and non-cash incentives provided to customers are recorded as costs of product sales.

We offer certain advance payment options to customers, pursuant to which the customer receives a discount at the time of seed purchase. Cash received in advance under this arrangement is recorded as deferred revenue, and is recognized upon satisfaction of the criteria described above.

Revenue Recognition for Collaboration Agreements

Our collaboration and research agreements contain multiple elements, including payments for reimbursement of research and development costs, payments for ongoing research and development activities, and payments associated with achieving certain scientific, regulatory or commercial milestones. Revenue is recognized, as earned, generally based on performance of the service as agreed in the collaboration and research agreement, where the price to the collaboration partner is fixed or determinable and collectability is reasonably assured.

Revenue for research and development services under our research and collaboration agreements is recognized as services are performed. If there is no discernible pattern of performance or if objective performance measures do not exist, revenue under the arrangement is recognized on a straight-line basis over the period that the performance obligations are expected to be met. If there is a discernible pattern in which performance can be determined and objectively measured, then revenue under the arrangement is recognized using the proportional performance method. Revenue that is recognized is limited to the lesser of the cumulative amount of payments received by us and the cumulative revenue earned by us, as determined using the straight-line method or proportional performance, as applicable, as of the relevant period end date.

Cash received in advance of performance of the underlying research and development service is recorded as deferred revenue and is recognized as revenue when services are performed. Generally, any cash that is received is non-refundable, as the outcome of research and development services is uncertain by nature and the risk of failure lies with the party that is requesting the services. Where a research and collaboration agreement requires that funds be segregated in a separate account and only used for research and development activities under the related agreement, we classify such cash amounts as restricted cash.

Royalty Obligation — Related Parties

Our Royalty Obligation which relates to the Warrant Exchange Agreement that was a component of a Series A preferred unit financing transaction. As such, during the years ended December 31, 2015 and 2014, we recorded the Royalty Obligation liability, which represented the aggregate fair value of the warrants exchanged on our consolidated balance sheet. The amount of the liability was determined to be the present value of the expected royalty payments over the initial term of the agreement, or $9.9 million. Changes in estimates of the underlying revenues are accreted to interest expense using the effective interest method. As royalties are paid over the life of the arrangement, we estimate the total amount of future royalty payments over the life of the Royalty Obligation that will be required to be paid to holders of royalty rights. We reassess these estimated royalty payments periodically and, if the amount or timing of royalty payments differs materially from our prior estimates, we will prospectively adjust the accretion of the effective interest expense. If global net sales of our products developed using RTDS technologies are greater than or less than expected, the interest expense recorded with respect to the Royalty Obligation would be greater or less, respectively, over the term of the arrangement. Our estimate results in an effective annual interest rate of 29.7% as of December 31, 2017.

Share-Based Compensation

We recognize awards for incentive purposes of non-voting restricted shares to employees as share-based compensation based on their fair value on the grant date, determined based on the estimated number of awards that are ultimately expected to vest, less any consideration to be paid by the employee. We do not apply a forfeiture rate to estimate forfeitures expected to occur. The compensation expense resulting from share-based compensation to employees is recognized in operating expenses ratably over the vesting period of the award. Share-based compensation awarded to nonemployees for services rendered is recorded at the fair value of the awards granted.

Determination of the Fair Value of our Common Shares

We are required to estimate the fair value of our common shares underlying our stock-based awards when performing the fair value calculations using either the probability-weighted expected return model or the Black-Scholes Merton option pricing model. Because our common shares are not currently publicly traded, the fair value of the common shares underlying our stock-based awards has been determined on each grant date by our Board of Directors, with input from management, considering our most recently available third-party valuation of common shares. All options to purchase our common shares are intended to be granted with an exercise price per share no less than the fair value per share of our common shares underlying those options on the date of grant, based on the information known to us on the date of grant.

The third-party valuations of our common shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, our Board of Directors considered various objective and subjective factors to determine the fair value of our common shares, including:

•	the prices of our convertible preferred shares sold to investors in arm’s length transactions;
•	the rights, preferences and privileges of our convertible preferred shares as compared to those of our common shares, including the liquidation preferences of our convertible preferred shares;
•	our results of operations and financial position;
•	the composition of, and changes to, our management team and Board of Directors;
•	the lack of liquidity of our common shares as a private company;
•	the material risks related to our business and industry;
•	external market conditions affecting the life sciences and biotechnology industry sectors;
•	U.S. and global economic conditions;
•	the likelihood of achieving a liquidity event for the holders of our common shares, such as an initial public offering, or a sale of our company, given prevailing market conditions; and
•	the market value and volatility of comparable companies.

Following the closing of this offering, the fair value of our common shares will be the closing price of our common shares on the date of the grant.

During our fiscal year ending December 31, 2017, the fair value of the underlying convertible preferred shares was determined using a Probability Weighted Expected Return Method (“PWERM”). Under the PWERM the value of the common shares is estimated based upon an analysis of future enterprise value assuming several possible outcomes. Each discrete outcome is probability weighted and discounted to present value to arrive at a weighted-average value for the common shares. We utilize the market approach to establish the fair market value of the enterprise for each of the outcomes.

During our fiscal year ended December 31, 2016, the fair value of the underlying preferred shares was determined using an Option Pricing Method (“OPM”). Under the OPM, once the fair market value of the enterprise is established, shares are valued by creating a series of call options with exercise prices based on the liquidation preference and conversion behavior of the different classes of equity. Accordingly, the aggregate equity value is allocated to each of the classes of equity shares issued and outstanding. We utilize the market approach to establish the fair market value of the enterprise.

Based on the assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), the intrinsic value of stock options outstanding as of December 31, 2017 would have been $          million, of which $          million and $          million would relate to stock options that were vested and unvested, respectively, on that date.

Recently Issued Accounting Pronouncements

As an emerging growth company, we have elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Subsequently, the FASB issued additional standards related to ASU No. 2014-09: ASU No. 2016-08, Principal versus Agent Considerations, ASU No. 2016-10, Identifying Performance Obligations and Licensing, ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from

Contracts with Customers. Under the new revenue recognition guidance, an entity is required to recognize an amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company has adopted this pronouncement, effective January 1, 2018 and will utilize the modified retrospective approach. The Company does not anticipate the impact of adopting this pronouncement to have a material impact on its financial position, results of operations and disclosures for the years ended December 31, 2017. However, the Company does expect that revenue recognition for product sales will generally occur sooner than they would have under the previous accounting standard. For the years ended December 31, 2017 and 2016, the Company’s product sales were recognized in the third fiscal quarter.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this ASU require, among other things, lessees to recognize and a right-of-use asset and a lease liability in the balance sheet for all leases. The lease liability will be measured at the present value of the lease payments over the lease term. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and lessee's initial direct costs (e.g., commissions). For calendar year-end public entities, the new standard will take effect for fiscal years beginning after December 15, 2018. For private entities the new standard will take effect for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Earlier application is permitted as of the beginning of an interim or annual reporting period. While the Company is still evaluating the timing and impact of the adoption of the guidance on its consolidated financial statements, it anticipates that the adoption will result in an increase in the assets and liabilities recorded on its consolidated balance sheet.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice for certain cash receipts and cash payments. The Company does not believe the adoption of the guidance will have a material impact on the financial statements and intends to adopt on January 1, 2019.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company currently presents changes in restricted cash in the investing section of its consolidated statement of cash flows. The new guidance will not impact financial results but will result in a change in the presentation of restricted cash within the consolidated statements of cash flows. The Company intends to adopt the guidance on January 1, 2019.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718), which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company is currently evaluating the impact that the adoption of the guidance will have on the Company’s consolidated financial statements. The Company will adopt the guidance in its year ending December 31, 2018 and interim periods within 2018.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company is evaluating the impact of adopting the guidance and intends to adopt the guidance on January 1, 2020.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
	2017	2016
	(In thousands)
Revenue:
Product sales, net	$1,839	$597
Collaboration and research	848	1,196
Collaboration and research - related party	—	440
Total revenue	2,687	2,233
Operating expenses:
Cost of product sales	1,060	1,007
Selling, general and administrative	13,752	13,052
Research and development	17,111	19,854
Total operating expenses	31,923	33,913
Loss from operations	(29,236)	(31,680)

Other (income) expense, net:
Interest income	—	(6)
Interest expense	78	57
Interest expense - related parties	6,179	61
Interest expense, royalty obligation - related parties	5,259	4,225
Other expense, net	144	22
Total other (income) expense, net	11,660	4,359

Loss on equity method investment	—	(100)
Net loss	$(40,896)	$(36,139)

Revenue

Revenue increased $0.5 million, or 20%, from $2.2 million for the year ended December 31, 2016 to $2.7 million for the year ended December 31, 2017. The increase was primarily attributable to increased commercial sales of our SU Canola product in the United States, which increased 208% year-over-year as we continued to expand our sales base. The increase was partially offset by a decrease in revenue from a collaboration and research agreement with a related party, pursuant to which all remaining required payments were paid during 2016, and a decrease in revenue from collaboration and research agreements with third parties.

Cost of Product Sales

Cost of product sales increased $0.1 million from $1.0 million for the year ended December 31, 2016 to $1.1 million for the year ended December 31, 2017. The increase was primarily a result of costs associated with seed processing and distribution related to increased sales of our SU Canola product.

Research and Development Expenses

Research and development expenses decreased by $2.7 million, or 14%, from $19.9 million for the year ended December 31, 2016 to $17.1 million for the year ended December 31, 2017. The decrease was primarily attributable to the internal reallocation of resources toward activities associated with launching our first commercial product, SU Canola, as well as the timing of spend on product development activity and a decrease in facilities related expenses. The decrease was partially offset by increases in third-party consulting fees and share-based compensation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.7 million, or 5%, from $13.1 million for the year ended December 31, 2016 to $13.8 million for the year ended December 31, 2017, primarily attributable to increases in expenses related to our commercialization efforts, including product launch expense and an increase in share-based compensation expense. The increase was partially offset by a decrease in third-party consulting fees.

Losses on Equity Investment

Losses on equity investment decreased $0.1 million, or 100%, from $0.1 million for the year ended December 31, 2016 to $0 for the year ended December 31, 2017.

Interest expense, Royalty Obligation - related parties

Interest expense, Royalty Obligation increased $1.0 million, or 24%, from $4.2 million for the year ended December 31, 2016 to $5.3 million for the year ended December 31, 2017. The increase was attributable to an increase in our estimate of future royalties owed, driven by an increase in our long-range revenue forecast.

Interest Expense - Related Party

Interest expense increased $6.1 million, from $0.1 million for the year ended December 31, 2016 to $6.2 million for the year ended December 31, 2017 and was attributable to interest related to the issuance of warrants to purchase Series C preferred shares, imputed interest on the amounts incurred during 2017 for research and development services due to related parties, and interest expense on the 2017 convertible promissory notes.

Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of $6.5 million and restricted cash of $0.4 million.

Sources of Liquidity

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations through equity financings. We expect to continue to incur net losses for at least the next several years. For the years ended December 31, 2017 and 2016, we incurred net losses of $40.9 million and $36.1 million, respectively, and used cash in operations of $23.2 million and $27.5 million, respectively. As of December 31, 2017, we had an accumulated deficit of $194.1 million and cash and cash equivalents of $6.5 million. Through two offerings, which closed in 2018, we issued an aggregate of 21.8 million shares of Series C preferred shares for gross proceeds of $45.8 million.

As described in Note 1 to Cibus Global’s consolidated financial statements, management has prepared cash flow forecasts which indicate that based on our expected operating losses and negative cash flows, there is substantial doubt about our ability to continue as a going concern without raising additional capital within 12 months after the date that the financial statements for the year ended December 31, 2017 are issued. Our ability to continue as a going concern is dependent upon our ability to raise additional funding. We intend to raise additional capital through a combination of equity offerings (such as this offering), commercial sales transactions, and collaboration and license agreements. However, we may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if we issue equity securities to raise additional funds, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies or grant licenses on terms that are not favorable to us. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or other operations. If any of these events occur, our ability to achieve the development and commercialization goals would be adversely affected.

In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our sales and marketing activities and grow our customer base. Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;
•	the cost and timing of establishing additional sales, marketing and distribution capabilities;
•	the cost of our research and development activities; and
•	the effect of competing technological and market developments.

We cannot be assured that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we do not have or are not able to obtain sufficient funds, we may have to reduce our commercialization efforts or delay our development of new products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Historical Changes in Cash Flows

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The table below summarizes our sources and uses of cash for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(In thousands)
Net cash used in operating activities	$(23,169)	$(27,465)
Net cash used in investing activities	(1,056)	(1,744)
Net cash provided by financing activities	23,596	26,849
Effect of exchange rate changes on cash	5	7
Net decrease in cash and cash equivalents	$(624)	$(2,353)

Our net cash used in operating activities was $27.5 million for the year ended December 31, 2016 and $23.2 million for the year ended December 31, 2017. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation and amortization, share-based compensation and the effects of changes in operating assets and liabilities.

Our net cash used in investing activities was $1.7 million for the year ended December 31, 2016 compared to $1.1 million for the year ended December 31, 2017. The majority of cash used in investing activities in each period was related to the purchase of property and equipment.

Net cash provided by financing activities was $26.8 million and $23.6 million for the years ended December 31, 2016 and 2017, respectively. Net cash provided by financing activities in the year ended December 31, 2016 was attributable to proceeds from the issuance of shares of Series B preferred stock. Net cash provided by financing activities in the year ended December 31, 2017, included $14.7 million of proceeds attributable to the issuance of shares of Series C preferred stock and $9.0 million from the issuance of notes payable.

Contractual Obligations, Commitments and Contingencies

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

As of December 31, 2017	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
(in thousands)
Operating lease agreements	$1,966	$1,966	$—	$—	$—
Capital lease obligations	390	210	180	—	—
Notes payable including interest	371	354	17
	$2,727	$2,530	$197	$—	$—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

The table does not include obligations under agreements that we can cancel without a significant penalty. We have research and development agreements whereby we are obligated to pay royalties and other payments based on future events that are uncertain and therefore, they are not included in the table above. In addition, the table does not include obligations due under the Royalty Obligation, because such obligations are dependent on future events that are uncertain.

Operating Capital Requirements

We currently have only one commercially available product, SU Canola, which has been available in the United States since 2016. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. Consequently, to date we have generated only limited revenue, substantially all of which is attributable to U.S. sales of SU Canola. If we fail to successfully complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, if necessary, our ability to generate future revenue would be compromised.

We expect that our research and development expenses and selling, general and administrative expenses will increase as we grow our product candidate pipeline and develop additional crop platforms. As a result, we expect to continue to incur significant expenses and operating losses for the foreseeable future and those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year. We are subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our compliance with applicable U.S. exchange listing and SEC requirements.

See “—Liquidity and Capital Resources—Sources of Liquidity.”

Off Balance Sheet Obligations

We enter into seed and grain production agreements with settlement values based on acreage and production yield. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules. We did not have any off-balance sheet arrangements, as defined under SEC rules, during any of the periods presented.

Quantitative and Qualitative Disclosure About Market Risk

As of December 31, 2017, we had cash and cash equivalents of $6.5 million. We seek to engage in prudent management of our cash and cash equivalents, with cash held in a non-interest-bearing operating account at a financial institution and cash equivalents comprising investments in money market mutual funds consisting of U.S. government-backed securities. Due to the short-term duration and low risk profile of our investments, the interest rate risk related to cash and cash equivalents is not significant.

We are exposed to a limited amount of foreign currency exchange risk, principally in euros, primarily as a result of our foreign subsidiaries, whose revenues and expenses are translated into U.S. dollars using average exchange rates in effect during the applicable reporting period.

JOBS Act

We are an emerging growth company under the JOBS Act.

The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period for complying with new or revised accounting standards. Accordingly, the information contained herein may be different than the information you receive from other public companies.

Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an emerging growth company, whichever is earlier.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the audit of the consolidated financial statements of Cibus Global, our predecessor for accounting purposes, as of and for the year ended December 31, 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified were as follows:

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of professionals with the level of accounting knowledge, training and experience to design and maintain the underlying controls to analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the two material weaknesses below.

We did not design and maintain effective controls over the identification of, accounting for and disclosure of related party transactions. Specifically, we did not design and maintain effective controls and procedures to identify a complete population of related parties, to monitor changes in that population, nor to properly account for and disclose transactions with related parties.

We did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without an independent review by someone without the ability to prepare and post journal entries.

The material weakness relating to the identification of, accounting for and disclosure of related party transactions contributed to adjustments recorded in our consolidated financial statements as of and for the year ended December 31, 2017 and the revision of our consolidated financial statements as of and for the year ended December 31, 2016, as described in Note 17 to the consolidated financial statements, related to our accounting for research and development services obligations with a related party. That material weakness also resulted in a material audit adjustment being made to our consolidated financial statements as of and for the year ended December 31, 2017 related to our accounting for warrants to purchase Series C convertible preferred shares issued to related parties which decreased additional paid in capital and increased interest expense with related parties. The material weakness related to manual journal entries did not result in a misstatement to our consolidated financial statements. Additionally, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined these control deficiencies constitute material weaknesses.

We have initiated remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses. These efforts include the following:

•	Hiring of our chief financial officer in April 2018.
•	Hiring of a corporate controller in May 2018.
•	Retaining a technical accounting consulting firm in August 2018 to provide additional depth and breadth in our technical accounting and financial reporting capabilities. We intend to continue this arrangement until permanent technical accounting resources are identified and hired.
•	Continuing our investment in the design and implementation of our financial control environment, including policies and procedures, controls, reporting and analysis, and training.

We cannot be assured that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not remediate the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective disclosure controls and procedures or effective internal control over financial reporting. Additionally, these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

As a public company, we will be required to maintain adequate internal control over financial reporting and to report any material weaknesses in our internal control over financial reporting. SEC Regulation S-K requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending December 31, 2019, provide a management report on internal control over financial reporting. Regulation S-K also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting while we are an emerging growth company.

We are in the process of evaluating our internal control over financial reporting required to comply with this obligation, and this process will be time consuming, costly and complicated. If we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Regulation S-K in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our financial reports and the market price of our Class A common shares could be adversely affected.

THE INDUSTRY

Agricultural Inputs

Agricultural inputs are critical tools used by farmers to increase agricultural productivity. Phillips McDougall estimates that the size of the global market for agricultural inputs was approximately $237 billion in 2016. As the global human population rises and arable land and water become increasingly scarce, agricultural inputs are the primary means of increasing crop yield. According to Phillips McDougall, three of the largest agricultural input markets in 2017 by global sales were fertilizers, crop protection chemicals and seeds. Within the $39 billion global seed industry, seeds with traits developed through biotechnology, or biotech seeds, account for $21 billion and represent the most profitable and highest growth component of these input markets. Further, as trait development technologies continue to advance, the size of the global seed industry is expected to grow.

Demand for agricultural inputs is correlated with crop prices, which are influenced by both near-term factors and long-term trends. Near-term factors include the impact of weather, disease and crop inventories on the supply of crops. Long-term trends include population growth, higher per capita income in emerging countries (which has led to increasing animal protein and dairy consumption) and the demand for biofuels. Generally, as crop prices increase, farmers will cultivate more land and increase their use of agricultural inputs to boost crop yield per acre. As crop prices decline, farmers might cultivate less land, shift their crop selection or decrease their purchases of agricultural inputs. In the past 20 years, the most significant yield enhancements and farming efficiencies in certain crops, such as corn and soybean, have resulted from advancements in seed breeding technologies, such as molecular breeding and trait development through biotechnology. As a result, higher value biotech seeds have increased the price and demand resiliency of seeds compared to other agricultural inputs.

As illustrated in the graphic below, biotech seeds represent a high growth component of the agricultural inputs market, and is expected to grow at a faster rate than the conventional seeds component.

Global Agricultural Inputs Market, 2016

Source: Phillips McDougall/Mordor Intelligence LLP

The Value of Plant Traits

The global seed industry is expected to continue to grow, driven by a growing and increasingly prosperous global population. On the production side, the agricultural community continues to seek sustainable and economically viable solutions to feed the world’s growing population while grappling with the constraints of limited arable land, water constraints, climate variability, resilient weeds and insects, depletion of soil nutrients and diseases that impair crop yields. On the consumption side, increasingly prosperous and informed consumers are driving a shift toward foods perceived to be healthier and more natural than widely available alternatives.

To address these mounting agricultural challenges and shifting consumer preferences, the food industry seeks novel solutions to increase crop productivity, to enhance the quality of the crops being grown and to do so in a manner that is accepted by consumers as natural, safe and ethical.

Advantageous plant traits can be divided into four major categories:

•	Yield traits, which govern plant yield per unit area and yield stability over varying environmental conditions (which would include, for example, our yield-protecting pod shatter reduction trait in development for canola);
•	Abiotic stress tolerance traits, which govern tolerance to environmental stress factors, such as high and low temperatures, salinity and drought, as well as certain herbicides;
•	Biotic stress tolerance or input traits, which govern plant resistance to living organisms such as insects, diseases and fungi, as well as certain herbicides (which would include, for example, our disease tolerance traits in development for canola, rice, potato, peanut, corn and wheat); and
•	Quality traits, which govern the plant’s qualitative characteristics, such as taste, shelf life, oil quality and nutrient content (which would include, for example, our high-oleic oil trait in development for peanut).

The benefits of improved plant traits are reflected across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processers looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

The benefits of improved plant traits can be ascribed a value, which is based on the economic benefit resulting from the improved agronomics afforded by the trait. Likewise, specific traits incorporated within seeds distributed by commercial seed companies command a trait premium—an incremental seed price increase reflecting the additional value of the trait.

Evolution of Plant Breeding

Breeding is the process of crossing (combining) two parental plants from the same species to improve genetic potential and to develop or enhance desired native traits. Since the earliest domestication of crops, humans have cultivated plants that exhibited desirable traits, with early farmers selecting the best-performing plants in nature to retain and cultivate. Early plant breeders selected seed from plants with desired characteristics that appeared in nature and then “crossed” or bred them in an effort to produce offspring that carried the best traits of each parent plant.

Gregor Mendel’s discovery of the laws of genetic inheritance accelerated plant breeding and formed the foundation of modern-day plant genetics. Plant breeding could now predict the genotypes and phenotypes of the offspring of a hybrid plant. With the discovery of DNA by Watson and Crick in 1953, knowledge of genetic material increased substantially and new methods of breeding emerged.

Innovation in plant breeding has been slow given the limitations of traditional trait development techniques. The modern agriculture industry has historically relied primarily on the first three methods of crop improvement described below, each of which remains constrained by significant limitations. However, the fourth method, gene-editing technologies, has the ability to efficiently introduce advanced trait development to a broader range of crops and geographies than has previously been possible.

•	Mutagenesis Breeding – Mutagenesis breeding involves the induction of mutations in plants by exposing whole plants, seeds or plant tissue to chemicals or radiation as a means of purposely damaging genetic material, thereby creating greater genetic variation. Parent plants with advantageous traits resulting from such mutations can then be crossed using traditional breeding techniques to generate new hybrids exhibiting the desired traits. Mutagenesis breeding is a lengthy process and, because it depends on random and unpredictable mutations, mutagenesis breeding does not permit the specific trait outcomes to be directed.
•	Marker-Assisted Selection – Marker-assisted selection relies on genomics—the sequencing, analysis and classification of genomes—to identify specific markers within a genome linked to a particular trait. For example, marker-assisted selection allows for breeding of traits such as disease resistance that may not be evident from a plant’s appearance. By understanding which genes relate to which traits and leveraging both—existing variation among all available lines of a crop and those induced through mutagenesis breeding—marker-assisted selection enables the development of complex traits.

Marker-assisted selection enables breeders to quickly and easily identify plants bearing the desired traits, thereby making the breeding process faster and more efficient. However, marker-assisted selection remains constrained by the genetic diversity available within the parental lines. Moreover, marker-assisted selection, like mutagenesis breeding can take decades for successful trait development and commercialization.

•	Genetic Modification – Genetic modification involves the insertion of foreign genetic material (sourced from either the same plant, other plants or another organism) into a plant’s genome for the development of seeds in which the inserted genes express specific traits. This transgenic biotechnology enables purposeful changes that may produce a far wider range of traits than could be produced through advanced breeding or random mutagenesis. Although genetic modification can be extremely powerful in directing specific trait outcomes, the location at which the inserted transgene lands is random and lacks precision. As a result, genetic modification transgene insertion may inactivate existing genes that may be critical for some other aspect of the crop’s development. In addition, fundamental public concerns have arisen over GMO products, and extremely stringent regulatory regimes have been established for genetic modification processes and products across the globe.
•	Gene-Editing Technologies – Recently, gene-editing technologies such as CRISPR-Cas9, TALENs, meganucleases, zinc finger nucleases, and RTDS have been used for trait development in crops. Most gene-editing techniques make use of site-directed DNA-breaking nucleases that can make breaks in both strands of DNA at specific locations. The subsequent repair of these DNA breaks can then modify the plant’s genes. The processes employed in modern gene-editing techniques, and the resulting products, can either be transgenic or non-transgenic. Non-transgenic gene editing has a number of advantages over transgenic modification, including precision, faster trait development, potential to identify new gene functions, high specificity and ability to stack traits in novel ways. The combined speed, accuracy and lower cost of non-transgenic gene editing enables the commercially viable development of seeds for a broader range of crops than transgenic modification. In certain of our key target markets, traits developed using gene-editing technologies are seen as non-GMO, more consumer friendly and are not subject to the same regulatory burden as transgenic traits.

Biotech Seeds Market

Following the development and adoption of genetic modification technology, the seed industry experienced massive consolidation. Over the past few decades, many small seed companies have been acquired by large, integrated agricultural chemical companies whose capabilities eventually spanned plant breeding, production, conditioning and marketing. Industry concentration increased significantly between 2000 and 2016, with the market share of the top five companies growing by over 25%. This has resulted in a small number of large agricultural chemical companies controlling the majority of the global seed industry.

Global Seed Market Share Concentration

Within the global seed industry, the biotech seeds market has experienced significant growth. Seed technology, primarily transgenic trait development, has transferred some of the value from the other traditional agricultural input categories (e.g., fertilizer, crop protection and labor) into seeds. The net reduction in these other input costs has the ability to directly improve a farmer’s profitability. Given the potential for higher profitability, farmers have been willing to pay for the incremental value created by the increased yield and/or reduced input and labor costs of higher technology seed.

Incremental Trait Technology Value to Farmers

Biotechnology companies deploying gene-editing technologies for crop trait development are well positioned to supply farmers with such higher technology seed. Because modern gene editing is either mostly, or in the case of our RTDS, completely non-transgenic, it has the potential to bring the benefits of biotech seeds to more crops and more markets over time, in an efficient and low-cost manner.

Non-GMO Premium

Demand for high quality non-GMO crops is trending upward, as GMO products continue to face negative public perceptions around the world and manufacturers of consumer food and beverage products increasingly seek to source non-GMO ingredients. Consequently, interest and demand for non-GMO plant traits is increasingly reflected across the agricultural value chain. Cargill, one of the largest food processing companies in the world, has noted that “Non-GMO Project” certification is the single most requested third party certification among its food and beverage customers.

To accommodate this market demand for non-GMO crops, crop processors, such as Cargill and Bunge, have devoted significant resources to developing a secure and verifiable supply chain for non-GMO crops. These processors have developed premium contract production opportunities that are available to farmers who grow non-GMO crops. The benefits of these “non-GMO premiums” accrue on top of existing trait premiums.

Regulatory Environment

The use of genetic engineering in crops has been widely debated since the first field trials involving the transgenic modification of plants in the late 1980s. The global crop regulatory landscape has since been divided between the acceptable cultivation of GMO and non-GMO seeds. In particular, the focus on food security has influenced the regulation of GMO crops in many jurisdictions. This regulatory environment is one of the things that has prevented GMO seeds from being introduced in the vast majority of the world’s arable land. According to the International Service for the Acquisition of Agri-biotech Applications, in 2017, up to 17 million farmers in 24 countries planted only 189.8 million hectares (469 million acres) of GMO crops, representing approximately 13% of global arable land.

Regulatory authorities around the world have been working for many years to interpret or adapt existing regulations in relation to gene-editing technologies such as those deployed within RTDS. Some authorities, such as those in the United States, Canada, Argentina, Brazil and Chile, have established regulatory procedures that identify crops developed through non-transgenic breeding technologies as non-GMO or not subject to heightened GMO regulation. As a result, it is anticipated that non-transgenic, nature-identical crops developed through RTDS will not be subject to GMO regulation in these territories.

For more information regarding government regulation, and specifically regulation with respect to RTDS and RTDS-developed crop traits in our key target market jurisdictions, see “—Government Regulation and Product Approval.”

Global Distribution of Genetically Modified Crops

Global Seed Markets

We are currently developing non-transgenic traits in multiple crops. Our initial focus has been on canola, driven by early interest in our technology from canola farmers and the commercial opportunity created by lower investment in this crop by large agricultural chemical companies. Beyond canola, we are currently developing traits in multiple crops, such as rice, flax, potato and cassava; we are also developing new RTDS crop platforms in peanut, wheat and corn. We also intend to develop a platform in soybean with the potential to expand to all other major crops.

Canola Seed Market

Background

We are currently marketing seed traits for canola through our own branded seed, SU Canola.

Canola, or Brassica napus, produces a valuable edible oil favored by consumers because it has a healthier fatty acid profile than other vegetable oils. In the 1970s, canola was developed by researchers at the University of Manitoba in Winnipeg, Canada by breeding rapeseed to be more suitable for human and animal consumption. The name “canola”—derived from Canadian oil, low acid—was formally registered in 1978 by the Western Canadian Crushers Association. To use the name canola, the oil produced from crop plants must contain a low-erucic acid and glucosinolate profile. Plants not meeting this standard continue to be classified as rapeseed or oilseed rape.

One of the most efficient oil-producing crops, canola seed contains more than 40% oil with low levels of saturated fats. Canola is highly valued for its versatile applications in the food, feed and biodiesel fuel markets. Further, canola is a high-growth crop. Globally, nearly 90 million acres of canola and oilseed rape are planted each year of which approximately 25 million acres, with a seed market value of approximately $1.4 billion, are planted in North America. Approximately 90% of North American canola acreage is in Canada. According to the FAO and the Canola Council of Canada, Canadian canola production has grown at a compound annual growth rate of 5.9% between 1995 and 2017 as during that period the total planted acreage has nearly doubled from approximately 13 million to 23 million acres. Canola production continues to grow rapidly to address a global deficit in vegetable oil. For 2017, canola represented 10-15% of the vegetable oil market and the second-largest feed meal.

Vegetable Oil Market

Over the past 20 years, demand for vegetable oils both for food and industrial (biodiesel) use has increased. Trends in vegetable oil price mirror those trends for crude oil. Since 2012, global edible oilseed production and consumption have increased by 20% with growth of 1% per annum projected through 2026. Generally, vegetable oils are exchangeable, although macro trends for sourcing locally and consumers’ increased focus on healthy oils has skewed demand from soybean oil, which is high in saturated fat, to sunflower and canola oil.

Commercial Consumption

Canola oil is the second-most consumed vegetable oil in North America, after soybean, due to its multiple health benefits, including its low levels of saturated fats and trans fats and its high omega-9 content as compared to other vegetable oils. Like other vegetable oils, canola oil is used as a substitute for petroleum-derived hydrocarbons in a variety of non-food uses, including as feedstock for biodiesel, an industrial lubricant, a candle base, a forming agent in lipstick and a binder in inks. Canola seed is processed into two principal products: canola oil, which accounts for approximately 44% of the seed’s content, and canola meal, which accounts for the remainder of the seed’s content. Canola meal is produced from the crushed seed and is used for animal feed.

North American Canola Seed Market

The value of the North American canola seed market is estimated to be $1.4 billion, with approximately 94% of the market being planted with biotech seeds. As a result of recent consolidation in the seed and agrichemical industry, three major canola seed brands—BASF’s InVigor (formerly Bayer), Corteva Pioneer (formerly DuPont) and Bayer Dekalb (formerly Monsanto)—collectively accounted for over 75% of total planted acres in Canada in 2016.

In 2017, the North American canola acreage totaled approximately 25 million acres, with Canada accounting for approximately 23 million acres. In Canada, canola is the most cultivated crop, and has accounted for approximately 20% of all Canadian cropland since 2010. According to the Canola Council of Canada, as of 2017, the canola industry accounts for approximately CAD 27 billion in domestic economic activity annually. Canada is also the largest exporter of canola grain and canola oil, primarily to China, the United States and Chile. During the past decade, there has been significant investment in elevators, crushing and refining capacity in Canada to support the growing global demand for canola exports. In 2015, the Canadian government announced an investment of $9.5 million to support the canola industry (which, combined with industry contributions, represented a total investment of $19 million over five years).

Yield increases enabled by biotech seeds have become an essential component of increasing production to meet the growing global demand for canola products. The principal traits that have driven increased yield in canola are herbicide tolerance, disease resistance and pod shatter reduction. The vast majority of canola grown in North America contains herbicide tolerance. As of 2017, BASF is the only major breeding company that will offer canola seeds with the pod shatter reduction trait.

Rice Seed Market

Rice is the staple food for a majority of the world’s population, making rice production an essential component of global food security and an ideal target for trait development. Rice is grown in tropical and subtropical regions around the world, primarily in China, India and Southeast Asia. Typically, improvements to rice yield have been achieved through conventional plant breeding techniques. Global crop production of rice was estimated to be approximately 740 million metric tons in 2016.

For the 2017 growing season, approximately 370 million acres of land were utilized globally for rice crops, of which approximately three million are in the United States.

Flax Seed Market

Flax is a food and fiber crop with seed uses for industrial, food and feed purposes. As a food crop, flax serves as a source of high quality omega-3 fatty acids, which provide numerous health benefits for consumers. In addition, animal producers commonly include flax in animal rations for better animal health and to enrich omega-3 content of animal products.

For the 2017 growing season, approximately six million acres of land were utilized globally for flax crops, of which approximately one million are in Canada. On the Canadian prairies, most flax farmers grow canola in their rotation. In fact, an optimal crop rotation is from a cereal-like wheat or barley to flax to canola to soybean.

Potato Seed Market

The potato is the fourth-largest food crop globally, a staple food in many parts of the world and the largest vegetable crop in the United States. As the world’s most important non-grain food crop, potato is central to global food security. However, outside of its natural range in South America, potato has a narrow genetic base resulting from limited germplasm introductions to Europe, which has resulted in susceptibility to various pests and diseases. Late blight, which is the fungal pathogen that triggered the great Irish potato famine, remains a widespread crop disease, destroying an estimated 15% of the global annual potato crop.

For the 2017 growing season, approximately 37 million acres of land were utilized globally for potato crops, of which approximately one million acres are in the United States, with the majority being produced in Idaho and Washington.

BUSINESS

Our mission is to bring to market the broadest portfolio of non-transgenic traits that enable the world’s farmers to grow sustainable, globally accepted crops.

Business Overview

We are a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Founded in 2001, we have developed and are commercializing a proprietary and highly differentiated gene-editing technology, which we refer to as the Rapid Trait Development System. RTDS enables us to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. This ability to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA, establishes our technology as truly non-transgenic, both in process and product, and distinguishes us from competitors. Our gene-editing approach accelerates the processes that underlie natural breeding and provides a versatile and low-cost means to increase crop yields for farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem. We have taken care to responsibly improve characteristics in plants as our trait products are indistinguishable from those that could occur in nature. We believe RTDS can transform the global seed industry by applying advanced trait development to a broader range of crops and geographies than has previously been targeted, enabling us to meet demands across the agricultural value chain—from farmers seeking weed control and disease tolerance options for greater crop yields, to processors looking to improve ease of handling and to minimize waste, to retail consumers increasingly demanding foods that are healthier, more nutritious and safer (e.g., non-allergenic).

Historically, large agricultural chemical companies have introduced desirable traits by employing transgenic processes, in which foreign genetic material is integrated into the plant’s genetic code. The integration of this recombinant DNA typically results in seeds being classified as genetically engineered, or bioengineered, or genetically modified organisms, and therefore subject to strict regulation in many countries. With transgenic techniques, it can take more than a decade and cost up to an estimated $135 million to develop a single plant trait, assess it for safety and receive regulatory approval prior to commercialization. In contrast, RTDS can be used to develop a desirable plant trait, such as disease tolerance, and introduce it into multiple crops within months, enabling trait commercialization within five years and at a significantly lower cost than transgenic techniques. Our target market is the $39 billion global seed industry. As seeds with traits developed through RTDS are non-transgenic and not subject to heightened GMO regulation in certain of our key agricultural markets, we are able to develop traits that can compete across the seed market—in the $17 billion conventional seed market (non-GMO), and also in the $21 billion biotech seed market (comprising seeds with traits developed through biotechnology). Further, the global fungicide market is valued at over $15 billion. By reducing losses for key diseases, we believe value in this sector can be captured by engineered seeds that improve yields, sustainability and consumer appeal. We believe our technology, commercial relationships and reputation within the global seed industry position us well to accelerate growth in the already fast-growing biotech seed market by providing competitive, non-transgenic options as well as to share in growth of the non-GMO conventional seed market through the non-transgenic introduction of desirable traits.

Our commercial strategy has two pillars. First, in North America, we have launched our proprietary branded canola seed product in the $1.4 billion North American canola seed market. The launch of our first commercial product, SU Canola (canola tolerant to specific sulfonylurea herbicides), has enabled us to establish our brand, build market confidence in Cibus technology and demonstrate the power and commercial viability of our non-transgenic gene-editing process. The high-value North American canola seed market has grown by 133% from approximately $600 million in 2008 to $1.4 billion in 2017. Since we first launched SU Canola in the United States in the 2016 growing season, it has attained approximately a 4% share (measured by acres planted) in the U.S. canola market. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season. SU Canola’s non-transgenic nature is recognized in key target canola/oilseed rape markets, and neither the regulatory authorities in the United States nor Canada consider SU Canola to be a product of genetic engineering. In response to market demand for non-GMO products, we have established important industry partnerships to incentivize the cultivation of our SU Canola product. For example, large agribusiness companies, such as Cargill and Bunge, have established agreements to provide farmers non-GMO premiums when they deliver grain produced from our SU Canola seed to their crushing facilities. Building on our success with SU Canola, our canola product candidates for the North American market include additional herbicide tolerances, yield protection and disease tolerance traits. In the North American canola market, our goal is to produce and sell seeds that enable farmers to grow the highest yielding, most profitable canola crops. We expect to launch our next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023.

The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed desirable traits in crops that are positioned to be grown and sold in key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the greatest opportunity to penetrate these markets efficiently, while leveraging our licensing partners’ breeding and commercialization expertise. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. We estimate the addressable rice market to be a $1.9 billion market opportunity. Further, we have established additional customizable “crop platforms” for trait development in flax, potato and cassava, and we are developing crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Including our yield protection and disease tolerance canola traits and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity. To date, the transgenic development of crop traits by large agricultural chemical companies has been mostly limited to herbicide tolerance and insect resistance traits in corn and soybean, and, to a lesser extent, cotton and canola. RTDS is able to address important trait needs, such as disease tolerance and pod shatter reduction, which have not historically been focused on by the large agricultural chemical companies. The non-transgenic development of these under-addressed traits in major crops is a key component of the licensing pillar of our commercial strategy.

Our Proprietary Technologies

We are pioneering a new technological era in agriculture that leverages our expertise in genomics, gene editing and cell culture. Desirable plant traits can take decades to successfully develop and commercialize through conventional and transgenic techniques. RTDS can achieve the results of these processes on a non-transgenic basis, introducing into plants customizable, specific and predictable combinations of value-enhancing traits that can be commercialized in less than five years. RTDS functions effectively as a “trait machine” that enables us to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant. We have developed the know-how to design traits that meet specific customer demands. In this regard, RTDS is capable of delivering multiple desirable traits (or “stacked” traits) within the same plant. For example, starting with our elite, herbicide-tolerant canola parent seed, we have developed traits such as pod shatter reduction, which increases yields realized by farmers, and improved oil quality, which appeals to consumers.

The trait machine enables us to provide customized plant products with tailored traits to our seed company licensing partners, based upon such company’s specific needs, tailored for the demands and geographic location of their farmer customers, as illustrated in the following graphic:

We have developed extensive genomics and computational biology expertise, which enables us to determine what to edit based upon a deep understanding, at a molecular level, of which genes or edits to those genes contribute to specific characteristics of a plant. Our proprietary process begins by isolating single plant cells for editing. We harness the cell’s intrinsic DNA repair system to edit specific targeted bases within the genome, which can include using a GRON. The GRON acts as a “DNA template,” guiding the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, we use DNA-breaking reagents, such as CRISPR-Cas9, which act as “molecular scissors,” to make site-specific cuts in the DNA of the plant cell. Once the repair process is complete, any editing reagents are entirely degraded by the cell’s natural processes. At this point we have precisely edited a single plant cell. This genetically edited cell does not contain any foreign genetic material, establishing our technology as truly non-transgenic, both in process and product. This aspect of our technology distinguishes Cibus from competitors who deploy transgenic gene-editing processes. Once the presence of the new trait is confirmed, we apply our proprietary, industry-leading cell culture expertise to regenerate and grow an entire plant with the desired traits introduced by our targeted edits. Our product is nature-identical, whereby it mirrors a desirable plant trait that could occur in plants through randomly occurring mutations in nature or through conventional plant breeding.

Our proprietary technologies and traits are protected by more than 300 patents and patent applications worldwide across 16 patent families. We hold key patents and patent applications with respect to RTDS gene-editing methods, ODM molecules, delivery methods for our ODM molecules, and applications of our RTDS technologies. We believe our patent portfolio provides us with a significant competitive advantage and creates a barrier to entry for potential competitors.

Our Value Proposition to Farmers and the Commercial Opportunity it Creates

Farmers’ profit is generally determined by taking the revenue generated when they sell their crop and deducting the cost of their inputs and labor. Our seeds and traits are designed to add value on both sides of this equation.

Farmers’ Revenue

A farmer’s revenue from the sale of crops is a factor of volume and price. Given a fixed amount of farmable land, volume is primarily driven by yield, which is the amount of sellable output per acre of land. Yield is impacted by many factors, including seed, weather, disease, pests and other stresses, both external and internal to the crop being grown. Cibus has traits in development for reduced pod shatter in canola and for disease tolerance in multiple crops. Because these traits have the potential to significantly increase crop yield, they have the corresponding potential to increase a farmer’s revenue.

With respect to price, a crop with a desirable trait typically results in a premium paid to farmers for their output. For example, due to strong demand for non-GMO canola oil and meal, both Cargill and Bunge, two of the largest processors in North America, offer premiums to farmers who deliver grain produced from our SU Canola seed to their crushing facilities. As a result, a farmer who delivers one metric ton of grain produced from our SU Canola would receive $35 in additional revenue for that growing season compared to a farmer who delivers an equivalent amount of grain that is not eligible for the Cargill or Bunge non-GMO premium.

Other traits that we are developing, such as high-oleic oil, also have the potential to command premiums in the marketplace for our farmer customers.

Farmers’ Input Costs

Farmers need four primary crop inputs: seed, fertilizer, crop protection and labor.

Planted seeds require fertilizer to augment yields when soil nutrition is a limiting factor, and crop protection products are applied to protect yield by killing weeds (herbicides) that compete with the crop for resources and by controlling disease and pests (fungicides and insecticides) that might kill or damage the crop. The objective of seed and fertilizer inputs is to increase yield; in contrast, the focus of crop protection inputs is to preserve destruction of existing yield capacity.

Additionally, labor and associated costs (equipment, fuel, etc.) are used to plant the crop, apply the other inputs and facilitate harvest.

Over the past several decades, seed technology, primarily transgenic trait development, has transferred some of the value from the other input categories into the seeds. For example, herbicide resistant seeds have reduced the volume and frequency of herbicide application for a farmer, providing herbicide cost savings and reduced herbicide application labor costs. Likewise, disease resistant seeds are anticipated to reduce the volume and frequency of fungicide applications. Any net reduction in these input costs has the ability to directly improve the farmer’s profitability, and lower herbicide and fungicide use to produce the crop is likely to appeal to consumers and the environment, thereby reducing the impact of high efficiency agriculture production.

The Commercial Opportunity

Historically, given the potential for higher profitability, farmers have been willing to pay for the incremental value created by the increased yield and/or reduced input and labor costs of higher technology seed. For example, as new herbicide resistance and yield enhancing traits were introduced into the North American canola market, the average price per bag of seed rose significantly. Since 2008, the average price of a 50-pound (10-acre) bag of canola seed has almost doubled from approximately $395 to $700, according to AGDATA. At a macro level, this seed technology value creation is evidenced by the increase in total value of the principal seed markets into which significant new traits have been introduced—corn and soybean, and, to a lesser extent, cotton and canola. Heavy investment by large agricultural chemical companies in traits for corn and soybean, which represent over 60% of the seed industry’s $39 billion market value, has driven yield and hybrid performance, generating value for the farmer and for the trait development/seed companies.

With estimated costs of up to $135 million and the approximately 10 to 13 years required to develop and commercialize a new trait, large market participants have not focused on developing transgenic traits beyond corn, soybean, cotton and canola—with cotton and canola being underserved relative to corn and soybean. Transgenic crops only represent approximately 13% of global arable land use. Our RTDS technologies allow for non-transgenic trait development and commercialization in less than five years at a cost of less than $10 million, allowing us to also pursue trait development and commercialization in alternative crops, such as flax, potato and other underserved crops. The lower cost and increased speed of RTDS allow for trait development, and the creation of higher value seeds, in a wide range of less mature crop markets, creating “white space opportunities.” These trait development white space opportunities represent new value that can be shared with farmers, much like those in corn and soybean. For example, rice and potato—crops with a combined accessible market of $4.2 billion globally—are crops with little or no historical trait development, creating white space opportunities for the development of herbicide and disease resistance.

Our Competitive Strengths

We believe that we are strategically well-positioned to develop innovative traits and products with high-value commercial applications. Our competitive strengths include:

•	Proprietary, non-transgenic gene-editing technology and significant cell culture expertise and know-how that distinguishes us from competitors. Our patent-protected RTDS can deliver multiple desirable traits within the same plant without the integration of foreign genetic material. Our technology sets us apart from other gene-editing companies as a result of its non-transgenic foundation, in both process and product. Furthermore, over our 17-year history, we have developed a cell culture technology that enables us to design and transfer a plant in the greenhouse with desirable traits within just a few months.
•	Focus on delivering novel solutions that make farmers more profitable. We are strategically focused on developing novel solutions that drive value for farmers in crops, particularly crops which have been underserved due to limitations in existing technology and cost from development to commercialization. While there has historically been significant investment for transgenic trait development in crops such as corn and soybean and, to a lesser extent, cotton and canola, we are now able to introduce new, non-transgenic traits for crops such as rice, flax, cassava and potato in an efficient and low-cost manner. These crops have been neglected by large market participants and have little or no historical trait development, providing us access to significant market opportunities with limited competition from transgenic crops. We believe our ability to increase the value of crops by introducing alternative and novel traits will be a significant demand driver as farmers search for solutions that can increase their profitability.

•	Ability to stack traits and develop customized seed products that benefit farmers, processors and consumers. Through RTDS, we have established a reproducible, automated process whereby we can develop customized plant products with multiple desirable traits specifically chosen to meet needs across the agricultural value chain. As a result, we can offer products that, for example, enhance crop yields for farmers while producing healthier and more nutritious foods for consumers. This demonstrated ability to stack multiple, desirable traits in plants distinguishes us from other agricultural gene-editing companies. We expect our first stacked products, SU Canola with each of our yield protection (pod shatter reduction) and/or disease tolerance trait, to be launched between 2020 and 2023. With RTDS, we are developing a trait portfolio across major crops that addresses significant market opportunities. SU Canola and our near-term portfolio of canola traits validates the power of RTDS and demonstrates to potential licensing customers the commercial viability of our non-transgenic gene-editing process.
•	Recognized as non-transgenic in key target markets due to our unique process and products. Numerous regulatory agencies in the Americas, including the United States, Canada and Argentina, have confirmed that our RTDS-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. The non-transgenic categorization of our trait products in these key target markets provides us with significant advantages. First, we are able to bring our seeds to market quickly and at a low cost, in part because our products are not subject to the time-consuming regulatory hurdles that apply to transgenic products. Further, we are well-positioned to capitalize on increasing consumer demand for non-GMO products in these target markets.
•	Capital-efficient and highly scalable business model. We have a capital-efficient, low-cost and highly-scalable business model. Our trait licensing strategy is based on our core strengths in research and development and trait development. We will continue to focus on advancing our gene-editing technologies toward developing plants with desired characteristics and intend to largely partner and license our traits to leading seed companies who will manage plant breeding and commercialization. Focusing on trait development while leveraging our licensing partners’ breeding and commercialization expertise, market presence and geographic reach will reduce our expenses and allow us to pursue diversified growth across multiple revenue streams and invest across the agricultural value chain to commercialize products.
•	Premier management team with broad expertise. Our management and senior leadership team has more than 300 years of cumulative industry experience and brings broad knowledge across key areas of our business, including research and development, seed marketing, patent royalty management and regulatory compliance and oversight. Our Chief Executive Officer, Dr. Peter Beetham, and our Chief Scientific Officer, Dr. Greg Gocal, are founding members of the management team and each played a key role in developing our RTDS. Our leadership has a significant track record of scientific breakthroughs and product development at prestigious academic and research institutions and well-known agri-business companies, including the Boyce Thompson Institute at Cornell University, the Salk Institute for Biological Studies, Chemtura Corp., Monsanto Company, Dow AgroSciences LLC, Mycogen Seeds and DeKalb Genetics Corp. with memberships in the American Seed Trade Association, Canadian Seed Trade Association and European Seed Association.

Our Growth Strategy

Our objective is to be the leading provider of non-transgenic traits to market participants across the agricultural value chain in a broad variety of crop markets. We believe that there are significant opportunities to grow our business on a global basis by executing on the following key elements of our strategy:

•	Commercialize a full line of our own branded canola seed in North America. Our first commercial product, SU Canola in North America, has sold out its inventory in each of its first three years on the market as demand from existing and new customers has exceeded our annual supply each year, subject to returns pursuant to the Cibus return policy. We will continue to expand our distribution networks and work with our processor business partners, such as Cargill and Bunge, to take advantage of this market momentum and continue to gain market share with new, innovative canola products. Expanding beyond

SU Canola, we expect to launch our next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023, which we believe positions us to be able to offer the best performing product in the $1.4 billion North American canola seed market.

•	Pursue trait-licensing collaborations with market-leading seed companies in canola (oilseed rape) and other crops and geographies. In addition to commercializing our canola seed products in North America, we intend to license our RTDS-developed desirable plant traits to third-party seed companies. We are well positioned to develop multiple traits in parental lines for our licensing partners’ most elite hybrids. We believe that combining our traits with their leading regional germplasm and market presence is cost efficient and can lead to the rapid adoption and market acceptance of our technologies.
•	Advance our research and development capabilities to remain at the forefront of non-transgenic gene editing and advanced plant breeding. We believe RTDS comprises the leading non-transgenic gene-editing technologies and advanced plant breeding techniques. We will continue to invest in, and improve upon, our core strengths in research and development to maintain this leadership position. For example, in addition to our established customizable crop platforms in canola, rice, flax, potato and cassava, we are using RTDS to develop crop platforms in peanut, wheat and corn. We also intend to develop a crop platform in soybean, with the potential to expand to all other major crops. We intend to develop multiple plant traits, including herbicide modes of action, key disease tolerances and yield enhancements in canola, rice, flax, potato, peanut, wheat, corn and soybean. Our goal is to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity by creating value for farmers, processors and consumers. We also have opportunities to extend our gene-editing expertise to other applications, including through our Nucelis team, who is deploying RTDS for non-transgenic trait development in microorganisms, principally yeast, bacteria and algae.
•	Continue to engage with regulatory agencies as policies evolve, and gain market share as global markets open to non-transgenic gene-edited crops. Regulatory authorities around the world have been working for many years to interpret or adapt existing regulations in relation to gene-editing technologies such as those deployed within RTDS. Some authorities, such as those in the United States, Canada, Argentina, Brazil and Chile, have established regulatory procedures that identify crops developed through non-transgenic breeding technologies as non-GMO or not subject to heightened GMO regulation. As a result, it is anticipated that non-transgenic, nature-identical crops developed through RTDS will not be subject to GMO regulation in these territories. In other jurisdictions, regulatory authorities and policy-makers are at various stages of internal review or expert and public consultation, and we will follow such developments closely. A growing number of national governments recognize the potential of gene editing and are encouraging innovation to help address the challenges faced by sustainable food production worldwide. These governments are seeking consistent and proportional regulatory policies for gene-edited crops in order to promote much-needed innovation and to facilitate global trade. Working within a developing regulatory framework we will continue to work closely with regulatory agencies and policy-makers to ensure we meet their requirements to facilitate regulatory approval of our products.

Cibus’ Trait Machine Solution

RTDS functions effectively as a “trait machine” in offering a rapid, precise and non-transgenic breeding alternative for plant trait improvement to address both urgent agricultural challenges and shifting consumer preferences in a manner that we believe should be accepted as efficacious, safe and ethical by farmers, processors, consumers and regulators.

To implement our trait machine in any crop species for which the agricultural value chain seeks desired traits, we begin by developing a “crop platform”—a fundamental understanding of the relevant crop and the development of a crop-specific predictable, reproducible process to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant possessing the desired traits. Once we have established this process flow as a predictable, reproducible progression, the crop platform is complete and can effectively function as an automated trait machine. This trait machine allows for the rapid and efficient production of customizable crops with multiple stacked traits to address specific needs across the agricultural value chain.

Our RTDS Technologies

Background

At the heart of Cibus’ trait machine is the RTDS, which is a suite of technologies that enable us to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant.

What to edit: Differences in DNA sequences, many of which are a variation in a single base pair in a DNA sequence, underlie some of the most important traits in plants. We utilize our extensive genomics expertise to analyze, classify and catalogue plant DNA sequences responsible for specific traits. By knowing exactly which genes or edits to those genes contribute to specific characteristics of a plant, we are able to rapidly deploy our gene-editing capabilities to obtain desired plant traits.

How to edit: As a key component of our RTDS, we deploy oligonucleotides, which edit specific targeted bases within the genome by acting as a “DNA template” to guide the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, we combine these powerful oligonucleotides with DNA-breaking reagents, such as CRISPR-Cas9, to enhance the efficiency and precision of our RTDS.

Cell culture: Gene edits introduced into a single plant cell are only commercially viable if they can be cultured and regenerated into whole plants having the desired trait associated with the edited genotype. Our proprietary cell culture expertise enables us to regenerate and grow an entire plant with the desired traits introduced by our targeted edits.

Once we have identified which genes to edit, RTDS can operate within the genome, such as through an oligonucleotide-directed mutagenesis (“ODM”) technique. ODM emerged as a gene-editing technique in the 1970s and 1980s, when it was first used to achieve targeted mutations in yeast cells. Its first application in plants occurred nearly 20 years ago, when researchers, including our Chief Executive Officer, Dr. Peter Beetham, were able to edit tobacco plant cells to become resistant to sulfonylurea herbicides. Following this breakthrough, modified plant cells were cultured and regenerated into whole plants that produced hybrid progeny with heritable and stable gene mutations for this herbicide resistance trait.

We believe that Cibus has been at the forefront of continuously improving the efficiency of gene editing and subsequent cell culture processes, which have made the RTDS increasingly faster and more efficient.

RTDS Conversion Process—GRONs are Chemically Synthesized Directed Mutagens

Our RTDS can effect ODM using a carefully designed oligonucleotide, which we refer to as the gene repair oligonucleotide, or GRON. The GRON is a chemically-engineered combination of DNA and modified nucleotides and other end-protective chemistries, the structure of which is carefully and purposefully designed.

To maintain the non-transgenic nature of our RTDS, the GRON is blocked from undergoing recombination (or insertion) with the plant DNA by its end-protective chemical structure. A GRON contains no biologically derived material; it is produced with an automated chemical synthesizer and purified like any other chemical mutagen. In addition, the GRON is formulated without the need for a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant DNA. As a result of this carefully designed structure, the GRON acts as a mutagen, and RTDS can serve as a targeted mutagenesis system, rather than a transgenic process.

To effect precision gene editing, the GRON contains carefully sequenced DNA building blocks, but is specifically designed to include a mismatch in one or a few base pairs compared to the target gene’s DNA sequence. This genome sequencing and purposeful mismatch permits the GRON to act as a “DNA template” for the DNA sequence to be edited.

Mechanism of GRON Action

The GRON’s DNA template operates by using the plant DNA’s natural or inherent mismatch-repair system to effect a change.

Once inside the cell, the GRON is transported to the nucleus and, based on the GRON’s sequence design, binds with the specific DNA sequence targeted for editing—a process referred to as specific hybridization. However, in connection with this pairing, the designed mismatch between the GRON and the DNA sequence ensures that there is no correspondence between the GRON and the plant genome at the specific target site.

Consequently, no binding occurs at this specific site. The cell detects this mismatch and signals the cell’s natural repair system to change the gene’s sequence in order to match the GRON template. The cell uses enzymes to remove the mismatched nucleotide or nucleotides from the plant’s DNA sequence, and a new DNA sequence, which corresponds to the GRON DNA template, is resynthesized to correct the mismatch, thereby producing a continuous sequence using the cell’s own source of nucleotides.

The ability of the GRON to specifically hybridize with great affinity to its target, and its resistance to premature degradation, allows the cellular gene-repair machinery time to locate and replace, insert or delete the targeted DNA nucleotide(s) on both strands of the genomic DNA. When the DNA strands are corrected to the GRON’s DNA sequence, the GRON is degraded by the cell’s natural processes, and the gene functions under its natural control mechanisms.

Through the controlled and precise mode of action of ODM utilizing the GRON, random or excessive mutations are prevented.

Improving Efficiency – ODM in Combination with Engineered Nucleases

While significant and practical gene-editing frequency is possible through ODM utilizing the GRON alone, various techniques can enhance the efficiency of the GRON’s editing process. For example, our GRON has achieved significant conversion efficiency improvements when combined with certain engineered nucleases designed to precisely introduce controlled DNA double-strand breaks. These engineered nucleases include meganucleases, zinc finger nucleases, TAL effector nucleases (TALENs) and clustered regularly interspaced short palindromic repeats (CRISPR)-associated endonuclease Cas9 (CRISPR-Cas9). Our RTDS technologies have been significantly enhanced where our GRONs are used to reliably and precisely target DNA sequence changes close to a cut site made by such DNA-breaking reagents.

GRON Mode of Action in Combination with CRISPR-Cas9

The following diagram depicts our RTDS process deploying the GRON in combination with a CRISPR-Cas9 DNA breaker:

A Non-Transgenic Process and Product

Until the advent of our RTDS technologies, the preponderance of commercial plant traits derived from biotechnology was based on transgenic products and processes. RTDS introduces a commercially viable, non-transgenic alternative.

The mode of action of ODM utilizing the GRON does not incorporate extra genes into the plant genome. Rather, the GRON functions only as a DNA template, guiding the plant to effect a change to its DNA with its own natural mechanisms. This is central to the design and structuring of the GRON, which uses end-protective chemical structures to prevent recombination with the plant’s DNA. Moreover, GRONs contain no biologically derived material—they are produced with an automated chemical synthesizer and purified like any other chemical agent. As a result, the GRON operates solely as a traditional mutagen. Because the GRON is fully degraded by the cell’s natural processes, the final trait products of our RTDS are indistinguishable from those that could occur in nature.

In addition, the GRON does not require a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant cell as part of the RTDS process. This enables the RTDS process to serve as a targeted mutagenesis system, rather than a transgenic process.

The Uniqueness of Our Trait Machine

Operating within the framework of our crop platforms, we believe the Cibus trait machine is unique in the following ways:

•	It is truly non-transgenic, both in process and product, as it is able to precisely edit plant genes without the integration of foreign genetic material, or recombinant DNA;
•	It uses elite genetic parental lines as the starting material for the gene-editing process, making trait development and trait stacking more efficient;
•	It moves from single cell to regenerated whole plant possessing desired traits more quickly and efficiently than other comparable technologies;
•	It is standardized, precise, reproducible and automated, making trait development customizable and trait stacking efficient and rapid; and
•	It is scalable using newly acquired robotics and has been largely automated to further accelerate the trait development process.

Commercial Approach and Product Portfolio

The flexibility afforded by our trait machine allows us to leverage a commercial strategy comprised of two pillars. First, in North America, we have launched and will continue to build upon our proprietary branded canola seed products. We intend to continue marketing our proprietary branded canola seed, build market confidence in our technology, and demonstrate the power and commercial viability of our non-transgenic gene-editing process by introducing additional canola traits for commercialization into our branded seeds. The second pillar of our commercial strategy, outside of the North American canola seed market, is to develop and license our RTDS-developed crop traits to leading seed companies. We have developed, and will continue to develop, desirable traits in crops that are positioned to be grown and sold in our key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time.

Germplasm

We believe that we have a highly competitive collection of our own proprietary germplasm in which we are developing traits for our branded canola seed products. This conviction is based on the diversity and nature of the items in our collection and how well they have been evaluated, measured and cataloged. Germplasm comprises collections of parental lines and other genetic resources representing the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs and product development. While we utilize our own proprietary germplasm portfolio for our canola crop platform, for our other crop platforms we will partner with seed companies to develop our product candidates in their germplasm.

Proprietary Branded Canola Seed

We have launched our first product, SU Canola, in the $1.4 billion North American canola seed market. SU Canola, which contains our trait for resistance to specific sulfonylurea herbicides, was first commercially introduced in the United States in the 2016 growing season. Since its launch, SU Canola has attained approximately a 4% share (measured by acres planted) of the U.S. canola market. U.S. sales of SU Canola have increased more than 200% year-over-year for each of 2017 and 2016, and it has sold out its inventory in each of its first three years on the market as demand from existing and new customers has exceeded our annual supply each year, subject to returns pursuant to the Cibus return policy. In Canada, SU Canola is the first new herbicide tolerance trait to be approved in the past 15 years. Following our limited pre-launch in the Canadian provinces of Manitoba and Saskatchewan this year, we intend to fully launch SU Canola more broadly in those provinces in the 2019 growing season.

As a critical part of our commercial strategy in the North American canola seed market, we have developed key commercial partnerships with herbicide manufacturers, distribution agents and processing partners. We plan to leverage our commercial partnerships developed in connection with the commercialization of SU Canola while continuing to offer additional canola traits under our proprietary branded seeds.

In order for a commercial crop seed product to be viable, it must provide farmers with an effective weed control system, comprising a foundational herbicide tolerance trait coupled with a correlated herbicide product. For SU Canola, we have partnered with Rotam Global AgroSciences Ltd. (“Rotam Global”), a well-known crop protection product manufacturer, as our chemistry partner. Rotam Global has developed two sulfonylurea herbicide products exclusively registered for SU Canola: Draft™ and Cleat™. On each acre planted with Cibus’ SU Canola, Rotam Global offers farmer support for the use of the applicable sulfonylurea herbicide product and, in return, captures value for their chemistry. When used together, SU Canola and Rotam Global’s applicable sulfonylurea herbicide product form an efficient and economical weed control crop system. Rotam Global is also our chosen partner for China, where Cibus intends to fully launch SU Canola in 2020.

In addition, we have established deep supply channel relationships with key distribution partners (Wilbur-Ellis Holdings, Inc. and West Central Distribution, LLC) and processor business partners (Cargill and Bunge). These partnerships provide a mechanism for seed distribution and guaranteed offtake, and they deliver important financial incentives to farmers purchasing SU Canola. Wilbur-Ellis Holdings, Inc. (through John Deere Financial) offers interest-free financing to qualified customers for purchases of SU Canola. Because of the non-transgenic nature of SU Canola, our processor business partners (Cargill in the United States, Bunge in Canada) offer farmers non-GMO premiums upon delivery of grain produced from SU Canola seed. These off-take premiums reflect the retail market premiums that are driven by growing market demand for non-GMO products, which Cargill and Bunge subsequently capture from their resale of identity-preserved non-transgenic canola oil.

Further, we created a purchase incentives rewards program to benefit farmers with respect to our SU Canola product as we seek to grow our market share. Through the program, we offer farmers various incentives, including rebates, promotional trips and other rewards, for purchasing our SU Canola product. As we continue to grow our market share, and gain greater market acceptance, we intend to phase out this program.

Canola Product Portfolio

As shown in the chart above, in addition to our initial SU Canola herbicide tolerance trait, we are developing five canola traits, which we expect to commercially launch within the next 2–5 years. We plan to commercialize these traits both through incorporation of the traits in our proprietary branded canola seed and through licensing the traits to seed companies. We expect to launch our next-generation canola hybrids in 2019 and each of our yield protection trait (pod shatter reduction) and our disease tolerance trait between 2020 and 2023. Our goal is to produce and sell seeds that enable North American farmers to grow the highest yielding, most profitable canola crops.

Beyond our weed control traits, our most advanced canola trait in development is a yield protection trait (pod shatter reduction) that will protect and increase farmers’ yields by producing robust seed pods that are less likely to open prematurely in harsh weather or during harvest. We have commenced field trials for the trait, and it is expected to be commercially launched between 2020 and 2023. We are also developing two additional herbicide modes of action traits, a disease tolerance trait and a modified oil trait that will produce a healthier, higher quality canola oil for consumers. We expect that the addition of stacked traits in our SU Canola product could increase gross profit over time by approximately $10 per acre, per trait.

Alongside our trait development, our canola breeding and genetic potential continues to improve. We expect to continue to introduce our traits into our most elite parent varieties to further augment the commercial success of our proprietary branded canola seed product in North America.

Trait Licensing

In addition to commercializing our proprietary branded canola seed products in North America, we intend to continue to develop and to license our RTDS-developed desirable crop traits to leading third-party seed companies globally. We are well positioned to develop multiple traits in parental lines for our licensing partners’ most elite hybrids. We believe that combining our traits with their leading regional germplasm and market presence allows us to focus on advancing our research and development platform, while passing to our partners the cost and risks associated with commercial seed production and marketing. Focusing on our core trait development strengths, we will share in the resulting increased product value through the trait and seed royalties that we will receive.

Our RTDS technologies allow us to pursue trait development and commercialization in all major crops, including traditionally underserved crops such as flax, peanut and potato. Because large agricultural chemical companies have historically invested primarily in trait development for corn and soybean, we are uniquely positioned to take advantage of “white space opportunities” by also pursuing trait development and commercialization in alternative crops. Consequently, working through our licensing partners, we can create higher value seeds in a wide range of less mature crops markets.

We have developed desirable traits in crops that are positioned to be grown and sold in our key target agricultural markets, such as the United States, Canada, Argentina, China and potentially other markets over time. Licensing traits gives us the opportunity to penetrate these markets efficiently while leveraging our licensing partners’ breeding and commercialization expertise.

Trait Licensing Product Portfolio

In addition to canola, we have established customizable crop platforms for trait development in rice, flax, potato and cassava, and we are leveraging our broad and deep cell culture experience to develop crop platforms for trait development in peanut, wheat and corn. We also intend to develop a crop platform in soybean with the potential to expand to all other major crops. Having proven the capabilities of RTDS in canola, we expect to launch and license our first herbicide tolerant rice product between 2020 and 2023. We estimate the addressable rice market to be a $1.9 billion market opportunity. Including our canola traits, and our herbicide tolerance rice traits, described above, we expect to launch six traits in three crops within the next five years, each of which we believe addresses a significant market opportunity.

As shown in the chart above, we are currently developing five canola traits, three rice traits and one flax trait—traits that we expect to begin licensing within the next 2–5 years.

Rice

In rice, we are developing two foundational herbicide modes of action traits, both of which we expect to launch between 2020 and 2023. Validation of our rice platform with these traits will allow us to develop and stack additional traits for farmers to increase yield by controlling disease and insect pests and to improve nitrogen use efficiency by reducing the use of costly fertilizers that have a significant environmental footprint, and for consumers to improve the nutritional features of rice starch.

Flax

With funding in part from the Canadian government and the Flax Council of Canada, we have worked on developing non-transgenic flax traits. Using RTDS, we are developing a foundational herbicide mode of action trait for glyphosate resistance in flax, which we believe is the first non-transgenic glyphosate resistance trait in a crop. We expect to begin licensing this glyphosate resistance trait by 2021. We expect to stack additional traits for farmers to increase yield by controlling disease and to improve nitrogen use efficiency by reducing the use of costly fertilizers that have a significant environmental footprint, and for consumers to increase the amount and composition of this already healthy oil.

Potato

In potato, we are developing two foundation traits—a herbicide mode of action trait and a late blight disease resistance trait, which we expect to launch in 5–7 years. Validation of our potato platform with these traits will allow us to develop and stack a variety of appealing traits for consumers and farmers.

Peanut, Wheat and Corn

We are also developing crop platforms for trait development in peanut, wheat and corn.

•	In peanut, we have developed the capability to regenerate plants from single cells. Beyond the synergies across our crop platforms that enabled this development, we believe addressing disease in canola will help us address similar diseases in peanut and soybean. Other disease targets in our pipeline may enable us to address aflatoxin in peanut. Aflatoxin is a known liver carcinogen produced by certain fungi when they grow on foods such as peanut, corn and sorghum. Finally, we intend to leverage our capabilities in peanut to develop additional crop platforms in other legumes, including soybean.
•	In wheat, which is the largest cultivated crop globally, we are developing an herbicide resistance trait to address increasingly challenging weed control issues, and resistance traits for key diseases in wheat. Further, our team’s learnings from developing and validating our rice platform is being applied to develop additional crop platforms for cereals, including wheat and corn.
•	In corn, we are working to develop two herbicide resistance traits. Validation of our corn platform with these traits will allow us to develop and stack additional traits for farmers and for consumers.

Nucelis – Applications of Our Technology in Microorganisms

We launched Nucelis to deploy our RTDS technologies outside agricultural crop traits. Through Nucelis, we are applying our RTDS technologies for trait development in microorganisms, including yeast, bacteria and algae. Our yeast production system relies on gene-edited yeasts, which possess increased yield traits. Through Nucelis’ yeast platform, we have developed our first product, ergosterol, which will launch in 2019. We are pursuing the commercialization of ergosterol through a collaboration with Fermic S.A. de C.V. (“Fermic”), a Mexican company that has world class fermentation and downstream manufacturing equipment and processing expertise. In this relationship, we provide a higher-yielding route to ergosterol, with reduced production costs. Fermic will sell the ergosterol through their existing market channels and Nucelis will receive royalties on these sales.

Ergosterol is the key intermediate in the production of vitamin D2, which serves as a supplement to prevent and treat vitamin D deficiency. When exposed to ultraviolet light, ergosterol undergoes a chemical reaction and is converted to vitamin D2. Today, vitamin D2 production is effectively concentrated in three manufacturers, one of which controls approximately 50% of production.

Our strategy through Nucelis is to build a partnering business which we call our Accelerated Strain Advancement Process (“ASAP”). Our plan is to leverage our extensive gene-editing technology to contract with customers on a global basis to either:

•	Improve existing commercial microorganism strains to deliver higher yields of product; or
•	Develop novel fermentation based routes to both new and existing products.

We are deploying a licensing business model where customers fund the research work at Nucelis to develop new microorganism strains and Nucelis receives a royalty based on the volume of product customers produce using a new strain. Our main focus is in GMO-sensitive markets, such as food and nutrition, cosmetics, and flavor and fragrance.

We have recently entered into a new royalty based ASAP project with a customer in China and we have a robust pipeline of customers/projects at various stages of development. We also plan to build our business with Fermic beyond ergosterol by targeting specialty products in the food and feed market sectors.

Intellectual Property

We are innovators in precision gene editing. We rely on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect our intellectual property rights. No single patent or trademark is material to our business as a whole.

Our proprietary technologies and trait product candidates are protected by more than 300 patents and patent applications worldwide across 16 patent families. We hold key patents and patent applications with respect to RTDS gene-editing methods, ODM molecules, delivery methods for our ODM molecules, and applications of our RTDS technologies. We believe our patent portfolio provides us with a significant competitive advantage and creates a barrier to entry for potential competitors. In addition, as of August 2018, we own more than 30 trademark registrations and applications related to our products, product candidates, processes and technology. We anticipate we will apply for additional patents and trademark registrations in the future as we develop new products, product candidates, processes and technologies.

We also rely on trade secrets to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technologies, in part, through confidentiality agreements with our employees, consultants, scientific advisors, contractors and others with access to our proprietary information. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.

In addition to our own intellectual property, we have also entered into a number of licensing arrangements pursuant to which we license third-party technologies and intellectual property. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses.

Government Regulation and Product Approval

Overview

We sell or plan to sell, directly or indirectly through licensing arrangements, our products globally into our key target agricultural markets, including the United States and Canada. Our first product, SU Canola, which is tolerant to specific sulfonylurea herbicides, is considered non-transgenic in the United States and Canada by the USDA and HC/CFIA, respectively. It is currently marketed under Cibus’ own branded seed.

We have already successfully navigated several regulatory hurdles in North America—notably, our products have been treated in the same manner as the products of traditional mutagenesis in both the United States and Canada. Specifically, U.S. and Canadian regulators have determined that our first product outcomes of our RTDS technologies are non-transgenic and, consequently, that products developed using these technologies will be regulated as such.

United States

In the United States, the USDA, the FDA and the EPA have a coordinated framework to regulate the application of biotechnology to agriculture through a system of environmental (and food) laws and regulations.

The United States is deemed a self-regulatory jurisdiction, wherein it is industry’s responsibility to comport with applicable rules in the first instance, subject to appropriate regulatory oversight by government agencies. Currently, transgenic technologies used in agriculture are overseen by the USDA’s APHIS. Under the PPA, the USDA requires anyone who wishes to import, transport interstate, or plant a “regulated article” to apply for a permit or notify APHIS that the introduction will be made. Regulated articles are defined as any organism which has been altered or produced through genetic engineering which APHIS determines is a plant pest or has reason to believe is a plant pest. A person may petition APHIS that a particular regulated article is unlikely to pose a plant pest risk, and, therefore, is no longer regulated under the plant pest provisions of the PPA. The petition process can be a multi-year process that varies based on a number of factors, including APHIS’ familiarity with similar products, the type and scope of the environmental review conducted, and the number and types of public comments received. APHIS conducts a comprehensive science-based review of the petition to assess, among other things, plant pest risk, environmental considerations pursuant to the National Environmental Policy Act of 1969 and any potential impact on endangered species. If, upon the completion of the review, APHIS grants the petition, the product is no longer deemed a “regulated article” and the petitioner may commercialize the product, subject to any conditions set forth in the decision. If APHIS does not determine the product to be non-regulated, the product may be subject to extensive regulation, including permitting requirements for import, handling, interstate movement, and release into the environment, and inspections.

Our RTDS technologies do not involve insertion or integration of foreign reagents into plant DNA, but result in site-specific mutations identical to those occurring in nature. The final product does not contain foreign genetic material. Consequently, both process and product are non-transgenic. In 2004, APHIS informed us in writing that products developed using our RTDS (specifically where we used the GRON in an early version of our technologies under the RTDS umbrella) are not subject to regulation under the PPA. Therefore, it is not necessary under current USDA and APHIS regulations to file a notification to conduct a field trial or seek permission to commercialize a product created using those technologies. There can be no guarantee that these governing regulations will not change. Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions. Historically, changes to the U.S. regulatory paradigm for these technologies have been infrequent, are typically preceded by notice, and are often subject to public comment.

We have continued to work closely with the USDA and the coordinated framework to ensure we are compliant with our more recent technologies developed as part of RTDS. More recently the USDA implemented a process known as AIR (“Am I Regulated?”). This has been used by many newer companies to help evaluate the novel breeding technologies under the broad umbrella of gene editing. In 2018, the USDA decided to not require an assessment on products that used modern forms of mutagenesis if it was clear these outcomes could occur in nature. This recent opinion by the USDA applies to our newer technologies under the RTDS umbrella. We continue to work with the USDA as producing new products that are herbicide tolerant or have multiple edits that will need to be assessed with the AIR program.

Further, some of our products may be subject to FDA food product regulations or EPA environmental impact regulations. This would apply only to products not already listed on the Cibus commercial pipeline. The FDA primarily derives its regulatory power from the FDCA, which has been amended over time by several subsequent laws. To execute its responsibilities, the FDA employs a team to conduct inspections and collect and analyze product samples. The FDA also regulates ingredients, packaging, and labeling of foods, including nutrition and health claims and the nutrition facts panel. Foods are typically not subject to premarket review and approval requirements, with limited exceptions.

Under Section 409 of the FDCA, any substance that is reasonably expected to become a component of food is considered a “food additive” that is subject to premarket approval by the FDA, unless the substance is GRAS. Companies are responsible for making an initial determination of whether a food substance falls under an existing food additive regulation, requires a new food additive petition, or is GRAS. A company may market a new food ingredient based on its independent determination that the substance is GRAS; however, the FDA can disagree and take enforcement action. Developers routinely consult with the FDA prior to marketing and, in most cases, foods derived from modified plant varieties are not subject to premarket review and approval processes.

The FDA is currently evaluating its approach to the regulation of gene-edited plants. The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve. To that end, in January 2017 the FDA announced a RFC seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of our product candidates.

In addition, it is also possible that some products, into which we introduce novel herbicide tolerances, will be subject to EPA regulation. If the specific novel trait is deemed to be a possible pest or the novel herbicide is part of a new registration, the EPA will regulate the distribution, sale or use. The Biopesticides and Pollution Prevention Division of the office of Pesticide Programs under FIFRA administers such regulatory oversight. This evaluation will determine the reasonable certainty that no harm from pesticide residues occurs in food and feed. Exemptions and tolerances are set by the FDCA. In addition, the EPA has the authority on reporting and testing requirements for herbicides and food provided by the Toxic Substances Control Act.

Canada

In Canada, the sale of new plant traits, or foods derived from genetically modified plants, is initially regulated through a pre-market notification requirement. Canada considers these to be “novel foods.” HC is responsible for ensuring that all foods, including those derived from biotechnology, are safe prior to their entering the Canadian food system. HC uses a pre-market notification system to conduct a thorough safety assessment of all biotechnology-derived foods to determine that a novel food is safe and nutritious before allowing it in Canada. The CFIA is responsible for regulating the environmental release of PNTs. The CFIA reviews and inspects PNTs. PNTs, defined in the Seeds Regulations, are (i) plants into which a trait or traits have been intentionally introduced and (ii) where the trait is new in Canada and has the potential to impact the environment.

Approval of a PNT or a novel food product does not take into account the method with which such product was produced. Rather, Canada employs a product-based (as opposed to a process-based) approach to its regulatory practice. Therefore, crops developed through our RTDS technologies are evaluated in the same manner as crops developed through other breeding methods, whether we derived products through conventional or modern forms of mutagenesis. Additionally, the CFIA operates a Remutation Policy whereby plants containing the same mutation as a previously authorized plant of the same species are included in the authorization of the original PNT, and are subject to the same conditions.

In December 2013, the CFIA approved SU Canola as a PNT. After evaluating information on the environmental, animal and human health safety of the product, the CFIA concluded that the product “does not present altered environmental risk nor, as a novel feed, does it present livestock feed safety concerns when compared to canola varieties currently grown and permitted to be used as livestock feed in Canada.” Further, HC notified us in 2016 that it had no objection to the food use of SU Canola, finding no concerns in its review of the product related to food safety. Therefore, SU Canola may be fully commercialized in Canada. In conjunction with this approval, our partner Rotam successfully registered the SU herbicide registered as Draft™ to be sprayed over the Cibus SU Canola with the PMRA, a branch of HC. PMRA is responsible for herbicide regulation in Canada and is under the authority of the Pest Control Products Act.

Canola, as one of Canada’s major field crops, is subject to variety registration. The variety registration is a regulatory requirement of the Seeds Act and like PNTs, is administered by the CFIA. Generally, variety registration is a two-year process in which potential new varieties (hybrids) are grown during the normal season at a defined number of suitable locations. In the first year, data is privately generated and in the second year, the Western Canada Canola/Rapeseed Recommending Committee (“WCC/RRC”) manages public trials of potential new varieties. At the end of each season, the collected data is compared to a set of reference varieties. In order for the WCC/RRC to recommend to CFIA that new hybrids be registered, candidates must meet or exceed a defined set of criteria for grain quality (composition) and disease resistance. The criteria include oil and protein content and a maximum level of saturated fat, erucic acid and glucosinolates in the meal. Since Canada exports 90% of its canola grain, oil and meal, to be registered for sale, hybrids including traits are cleared for export trade. Finally, to sell a registered hybrid, it must also meet hybridity standards. In early 2017, we received a late season registration for a SU Canola hybrid in Canada, and we completed a limited launch of this product for the 2018 growing season in the provinces of Manitoba and Saskatchewan. Work is underway to register additional SU Canola hybrids for the Canadian market.

European Union

The background of EU regulation is primarily based on a EU Directive 2001/18/EC. The Directive defines GMOs broadly as “organism[s], with the exception of human beings, in which the genetic material has been altered in a way that does not occur naturally by mating and/or natural recombination.” Food that contains, consists of, or is produced from GMOs is referred to as genetically modified food. In the EU, GMOs or genetically modified food or feed products can only be sold in the market once they have been properly authorized. This Directive is only for organisms that are deemed to be deliberately released into the environment. Any genetically modified micro-organisms that are for contained use are regulated under a different directive, EU Directive 2009/41/EC.

The procedures for the evaluation and authorization of GMOs or genetically modified food or feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed and Directive 2001/18/EC on the release of GMOs into the environment. An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU.

In the EU, one of our RTDS technologies is well known as ODM. In the period between 2011 and 2015 we requested guidance from EU competent authorities in Germany, Sweden, the UK, Ireland, Finland and Spain to determine the requirements in order to conduct field trials with a winter oilseed rape line developed using ODM technology. These competent authorities issued opinions that the line could be excluded from Directive 2001/18/EC and be tested in field trials like any other new variety. These opinions were consistent with recent submissions to the ECJ Case 528/16 made by, amongst others, the European Commission. The opinions were also consistent with the non-binding opinion of the Advocate-General in the same case. However, the final ruling, issued on July 25 2018, concluded that organisms obtained by modern mutagenesis plant breeding techniques, including ODM technologies, are GMOs and fall, in principle, under Directive 2001/18/EC and are subject to the obligations established in such directive, including the stringent pre-market authorization and associated environmental risk assessment requirements. The ECJ found further that varieties obtained by modern forms of mutagenesis are genetically modified varieties covered by Directive 2002/53/EC, and are therefore subject to the obligations of such directive. The ECJ clarified that only mutagenesis techniques which have been used in a number of applications and have a long safety record can be exempted from these requirements, although EU member states remain free to subject even such exempted organisms to the obligations under Directive 2001/18/EC, or to other obligations.

As a result of the ECJ ruling, the authorities of EU member states must treat organisms obtained by new techniques of directed mutagenesis, including those utilized in substantially all of the product candidates in our current pipeline, as GMOs. Such organisms are therefore subject to the pre-market assessments and authorization procedures derived from Directive 2001/18/EC or, if applicable, Regulation (EC) 1829/2003, as well as to the labeling and traceability requirements applicable to GMOs. Based on the status of the current EU regulations, as recently interpreted by the ECJ, and subject to any future regulatory development in the EU, there cannot be any guarantee that our products will be authorized for sale in the EU without remaining subject to the stringent regulations applicable to GMOs. We cannot predict any consequent changes in the global regulatory landscape regarding gene editing in plants.

Other Jurisdictions with Established Procedures Applicable to New Plant Breeding Techniques

Argentina

The Argentinian authority, CONABIA, is responsible for the regulation of GMOs under Resolution 763/11 which provides an overall regulatory framework and Resolution 701/11 which provides specific procedures for plant GMOs, including field trials and commercial release.

In 2015, CONABIA introduced Resolution 173/15, which provides procedures to establish if a crop obtained with the aid of new plant breeding techniques is a GMO as defined under Resolution 763/11. The analysis is case-by-case and can provide a preliminary answer in the design stage of a new product.

In 2018, CONABIA reviewed a Cibus canola line developed using ODM technology within the RTDS and concluded that it was not a GMO as defined by Resolution 763/11.

Brazil

The Brazilian authority, CTNBio, is responsible for the regulation of GMOs under Law No. 11.105 of 2005, which provides for safety norms and inspection mechanisms for activities with GMOs and their by-products.

In 2018, CTNBio introduced Normative Resolution No 16, which provides procedures to establish if a crop obtained with the aid of new plant breeding techniques is a GMO as defined under Law No. 11.105 of 2005. The analysis is case-by-case with the primary determining factor for non-GMO status being the absence of recombinant DNA/RNA in the product.

Chile

The Chilean authority, SAG, is responsible for the regulation of GMOs under Resolution No 1523/2001, which controls the entry and introduction to the environment of Living Modified Organisms.

IN 2017, SAG issued a statement indicating that scientific advances had allowed the development of a new generation of biotechnological techniques of plant breeding other than transgenic, and as a result, SAG considers it necessary to solve case by case if the material of propagation developed by any of these techniques is found within or out of the scope of Resolution No. 1523/2001.

SAG has provided procedures to establish if a crop product obtained with the aid of new plant breeding techniques is a GMO as defined under Resolution No 1523/2001. SAG will evaluate the background information presented on the technique and will verify if the crop product in question possesses a new combination of genetic material. Thereafter, SAG will pronounce by resolution, if the crop product is within or out of the scope of Resolution No. 1523/2001.

For these purposes, a new combination of genetic material will be understood as a stable insertion of one or more genes or DNA sequences encoding proteins, interfering RNA, double stranded RNA, signaling peptides or regulatory sequences.

Competition

The markets for agricultural biotechnology seeds and traits are highly competitive, and we face significant competition in both our branded canola seed and trait licensing businesses. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of desirable plant traits through gene-editing techniques. Competition for the discovery of new desirable traits based on biotechnology is likely to come from a relatively small number of major global agricultural chemical companies, including BASF, Bayer, Corteva AgriScience (DowDuPont) and Syngenta, smaller biotechnology research companies and institutions, including Arcadia Biosciences, Calyxt, Keygene, Pairwise Plants, Benson Hill Biosystems and Precision BioSciences, and academic institutions. For improving crop yields, our traits compete as a system with other practices, including the application of crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies.

Many of our current or potential competitors, either alone or with their research and development or collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, testing and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through research and development and collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

Employees

As of July 31, 2018, we had 123 full-time employees. We consider our employee relations to be good. None of our employees are represented by a labor union or collective bargaining agreement.

Research and Development

As of July 31, 2018, we had 74 employees dedicated to research and development. Our research and development team has technical expertise in genomics, genome engineering, molecular biology, biochemistry, genetics and genetic engineering, cell cultures, plant physiology, plant breeding, strain engineering and fermentation. Our research and development activities are conducted principally at our San Diego, California facilities. We have made, and will continue to make, substantial investments in research and development. Our research and development expenses were $17.1 million and $19.9 million for the years ended December 31, 2017 and 2016, respectively.

Facilities

Our headquarters is located in San Diego, California, where we lease approximately 53,000 square feet of office, laboratory and greenhouse space. The lease is scheduled to expire on January 31, 2019. We are in the process of extending this lease for an additional three years.

Additionally, we lease approximately 30,000 square feet of greenhouse space in Encinitas, California. This lease is scheduled to expire on September 15, 2023 and we have the option to extend the lease for an additional five-year period on or before December 31, 2021.

We also lease office space in Woodbury, Minnesota, Winnipeg, Canada and Kapelle, The Netherlands. These office facilities are leased on a month-to-month basis.

Legal Proceedings

We currently are not a party to any material litigation or other material legal proceedings. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business.

Corporate Information

Cibus Global is our predecessor company. We were incorporated in Bermuda on September 12, 2018. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121, and our telephone number is +1 (858) 450-0008. We also maintain a website at www.cibus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Upon completion of this offering, our Board of Directors is expected to consist of           members.

Name	Age	Position
Peter Beetham, Ph.D.	56	Chief Executive Officer & President
Greg Gocal, Ph.D.	49	Chief Scientific Officer & Executive Vice President
Jim Hinrichs	51	Chief Financial Officer
Jonathan Wygant	48	Chief Accounting Officer
Rory Riggs	65	Director
Gerhard Prante, Ph.D.	76	Director
Mark Finn	75	Director
Jean-Pierre Lehmann	79	Director

Set forth below is information concerning our directors and executive officers as of the date of this prospectus.

Peter Beetham, Ph.D. is a co-founder of Cibus Global and serves as Cibus Ltd.’s Chief Executive Officer & President and has served as the Chief Executive Officer & President of Cibus Global since July 2014. Previously, Dr. Beetham was Senior Vice President of Research and Development at Cibus Global and served in other executive capacities. Dr. Beetham has over 30 years of experience in agriculture. Prior to joining Cibus, Dr. Beetham was Research Director of the Plant and Industrial Products Division at ValiGen and a Senior Scientist at Kimeragen where he led research teams exploring gene targeting. Part of his extensive research experience was at the Boyce Thompson Institute at Cornell University, where he was a postdoctoral scientist and one of the pioneers of the early work that led to the Cibus RTDS technologies. Dr. Beetham was employed by the Department of Agriculture and Rural Affairs, Victoria, Australia from 1985 to 1992. He served as a scientific officer based at the Plant Research Institute, working with research groups throughout Southeast Asia and the South Pacific. Dr. Beetham received his Ph.D. in Plant Molecular Virology from QUT in Brisbane, Australia and is a B.Sc. (Hons) graduate of Monash University, Melbourne, Australia.

Greg Gocal, Ph.D. is a co-founder of Cibus Global and serves as Cibus Ltd.’s Chief Scientific Officer & Executive Vice President and was promoted to become Cibus Global’s initial Chief Scientific Officer & Executive Vice President in 2016. Prior to that, he served as Cibus’ Senior Vice President of Research and Development from 2014 to 2016, and from 2010 to 2014 served as Vice President of Research. In 2000, Dr. Gocal joined an innovative cross disciplinary team at ValiGen, Cibus’ predecessor, as the lead molecular biologist. Within the Plant and Industrial Products Division, his team began developing the RTDS suite of technologies in plant and microbial systems in what was then the nascent field that has become gene editing. Continuing this focus and enabling our technologies and product pipeline, at Cibus, Dr. Gocal has held various research management positions. Dr. Gocal has studied many aspects of plant biology. He was awarded undergraduate and graduate degrees from the University of Calgary. He worked at CSIRO Plant Industry in Canberra, Australia where he received his Ph.D. in Plant Molecular Biology from the Australian National University, then continued studying in this field as a postdoctoral scientist at the Salk Institute for Biological Studies in La Jolla, California.

Jim Hinrichs serves as Cibus Ltd.’s Chief Financial Officer and has served as Chief Financial Officer of Cibus Global since April 2018. Mr. Hinrichs has over 25 years of corporate finance experience and previously served as Executive Vice President and Chief Financial Officer of Alere, Inc., a publicly-traded, global diagnostics company, from April 2015 until its sale to Abbott Labs for approximately $8 billion in October 2017. Prior to joining Alere, Inc., Mr. Hinrichs served as Chief Financial Officer of CareFusion Corp., a publicly-traded medical device company, from December 2010 until its sale to Becton Dickenson for $12 billion in March of 2015. Before that, Mr. Hinrichs held various financial leadership positions at CareFusion, Cardinal Health and Merck & Co. He holds graduate and undergraduate degrees in business from Carnegie-Mellon University.

Jonathan Wygant serves as Cibus Ltd.’s Chief Accounting Officer and has served as Vice President & Corporate Controller of Cibus Global since May 2018. Mr. Wygant was previously the Corporate Controller and Chief Accounting Officer of Alere, Inc., a diagnostic company, from January 2016 until its sale to Abbott in October of 2017 for approximately $8 billion. Prior to Alere, he served as Corporate Controller and Chief

Accounting Officer of CareFusion Corp., a global medical device company, from August 2013 until its sale to Becton Dickinson for $12 billion in March of 2015. His prior experience includes senior finance roles at CareFusion, Cardinal Health and Alaris Medical Systems, a global medical device company purchased by Cardinal Health for $4 billion in 2004 as well as a senior auditor position with PricewaterhouseCoopers. He holds an undergraduate degree in accounting from the University of San Diego.

Rory Riggs will serve as Chairman of the Board of Directors of Cibus Ltd., and is a co-founder of Cibus Global, serving on the Board of Directors since its founding in 2001 and as Chairman of the Board since 2014. Mr. Riggs is a co-founder and Chairman of the investment committee of Royalty Pharma, an investment company focused on drug royalties; and founder and Chief Executive Officer of Locus Analytics, LLC, and of Syntax, LLC, data analytics and Fintech companies based on a new information technology platform for economics, business and portfolio management. Mr. Riggs has served as President and a director of Biomatrix, Inc. (acquired by Genzyme Corp.); Chief Executive Officer of RF&P Corporation, an investment company owned by the State of Virginia Retirement System; and a managing director in PaineWebber’s mergers and acquisitions department. Mr. Riggs currently serves as Managing Member of New Ventures, a venture fund focused on healthcare; and on the boards of Intra-Cellular Therapies (publicly-traded); GeneNews (publicly-traded); eReceivables (private); and Nuredis (private); and as Chairman of the board and a director of Cibus, LLC (private). Mr. Riggs graduated from Middlebury College and holds an M.B.A. from Columbia University.

We believe that Mr. Riggs’s significant experience in the biopharmaceutical and biotechnology industries, and his founding and leading of Cibus Global, qualifies him to serve on our Board of Directors.

Gerhard Prante, Ph.D. will serve as Vice Chairman of the Board of Directors of Cibus Ltd., and has served on the Board of Directors of Cibus Global since 2011 and as Vice Chairman of the Board since 2018. Dr. Prante became Head of the Agriculture division of Hoechst AG in 1985. After forming AgrEvo GmbH (a joint venture of Hoechst AG and Schering AG), he served as its Chief Executive Officer and Chairman of the Board. Following the merger of Hoechst and Rhone Polenc into Aventis SE, Dr. Prante served as Deputy Chief Executive Officer of Aventis CropScience (which was later acquired by Bayer AG). He then worked as an industry consultant, and served on several boards, including Bayer CropScience AG, Gerresheimer AG, Allessa GmbH and Direvo Industrial Biotechnology GmbH. He studied Agriculture at Kiel University in Germany, and finished his Ph.D. in Agricultural Sciences in 1970. Dr. Prante has served on numerous industry associations, at times as their president, including German Crop Protection and Fertilizer Association (IVA), Europe Crop Protection Association (ECPA), Global Crop Protection Federation (GCPF), Global Plant Science Industry Federation (Croplife International), German Association of Biotech Industry (DIB), and the Federation of Sustainable Agriculture. In his career, Dr. Prante has been a strong proponent of the integration of biotechnology into agribusiness since the mid-1980s, led the $0.7 billion acquisition of Plant Genetic Systems by AgrEvo, and built the InVigor canola business in Canada, in addition to buying and integrating several seed companies.

We believe that Dr. Prante’s experience in the biotechnology industry, and particularly the integration of biotechnology and agribusiness, qualifies him to serve on our Board of Directors.

Mark Finn will serve on the Board of Directors of Cibus Ltd. and has served on the Board of Directors of Cibus Global, where Mr. Finn has chaired the Finance and Audit Committee, since 2009. Mr. Finn has been the Chairman and Chief Executive Officer of the Vantage Consulting Group since 1986. Mr. Finn’s previous involvements include the Virginia National Bank, the State of Virginia Retirement Plan’s Investment Advisory Committee, and the Board of Trustees of the Virginia Retirement System. Mr. Finn also chaired the Operations Advisory Committee for the State of Alaska Retirement System. Mr. Finn is also former Chairman of the Board of Directors of RF&P Corporation, a privately held railroad and real estate company. Currently Mr. Finn serves on the advisory board of Auven Therapeutics, a private equity company focused on life science investment, as well as Managing Member of New Ventures I, II and III, all venture funds focused on healthcare. He also is a Director of Enterin Inc. (private), a life sciences company focused on Parkinson’s disease. Since 1979, he has served as an Independent Trustee of several open-end funds sponsored by Legg Mason. He has taught at the University of Virginia Graduate Business School and the College of William and Mary’s Mason School of Business, where he received his M.B.A. in 1987.

We believe that Mr. Finn’s leadership role in our development and growth, and his experience in the life sciences investment space, qualifies him to serve on our Board of Directors.

Jean-Pierre Lehmann will serve on the Board of Directors of Cibus Ltd. and has served on the Board of Directors of Cibus Global since November 2009. Mr. Lehmann has been a private investor for the past 25 years, with a diversified portfolio in venture capital, private equity, especially in Asia, as well as hotels and commercial and residential real estate in the United States. Prior to this, Mr. Lehmann resided in Geneva, Switzerland, where he managed portfolios for Morval Bank and its holding company. He previously oversaw a diversified holding company for Edmond de Rothschild. Mr. Lehmann is a graduate of the Ecole des Hautes Etudes Commerciales in Paris and holds an M.B.A. from Harvard Business School; he was also an officer in the French Navy.

We believe that Mr. Lehmann’s extensive background in financial investments brings valuable skills to our Board of Directors and qualifies him to serve on our Board of Directors.

Composition of the Board of Directors

Upon completion of this offering, our Board of Directors is expected to consist of           members. Further, our Memorandum of Association and our Bye-Laws will provide for the division of our Board of Directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of shareholders in 2019, 2020 and 2021, respectively. Messrs.           and           will be assigned to Class I,           Messrs.           and           will be assigned to Class II, and Messrs.           and           will be assigned to Class III. At each annual meeting of shareholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

Prior to the consummation of this offering, our Board of Directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. The Board of Directors reviewed the independence of our directors using the Nasdaq independence standards and, based on this review, determined that Messrs.           are independent within the meaning of the Nasdaq listing standards currently in effect and that Messrs.           are independent within the meaning of Section 10A-3 of the Exchange Act.

Board Committees

The standing committees of our Board of Directors are described below.

Audit Committee

The Audit Committee will initially be composed of          . Our Board of Directors has determined that           and           are independent under the applicable standards of the Nasdaq and the Exchange Act.           qualifies as an “audit committee financial expert” as such term is defined in the regulations under the Exchange Act. We expect that the Audit Committee will comply with the applicable standards of the Nasdaq and the Exchange Act. The Audit Committee is responsible for, among other things, the oversight of the integrity of our financial statements and system of internal controls, the qualifications and independence of our independent registered accounting firm and the performance of our internal auditor and independent auditor. The Audit Committee also has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. In addition, the Audit Committee will review reports from management, legal counsel and third parties relating to the status of compliance with laws, regulations and internal procedures. The Audit Committee will also be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management.

A copy of our Audit Committee Charter will be available on our website upon consummation of this offering.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will initially be composed of          . The Nominating and Corporate Governance Committee is responsible for, among other things, matters of corporate governance and matters relating to the practices, policies and procedures of our Board of Directors, identifying and recommending candidates for election to our Board of Directors and each committee of our Board of Directors, and reviewing, at least annually, our corporate governance principles. The Nominating and Corporate Governance Committee will also advise on and recommend director compensation, which will be approved by the full Board of Directors.

A copy of our Nominating and Corporate Governance Committee Charter will be available on our website upon consummation of this offering.

Compensation Committee

The Compensation Committee will initially be composed of          . The Compensation Committee is responsible for, among other things, reviewing and approving our overall compensation philosophy and overseeing the administration of related compensation benefit programs, policies and practices. The Compensation Committee is also responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers and evaluating their performance in light of these goals, reviewing the compensation of our executive officers and other appropriate officers, and administering our incentive and equity based compensation plans.

A copy of our Compensation Committee Charter will be available on our website upon consummation of this offering.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website. The Audit Committee will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website or in filings under the Exchange Act as required by the applicable rules and exchange requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation of our named executive officers (“NEOs”) for the year ended December 31, 2017. Our NEOs are Peter Beetham, Ph.D., Greg Gocal, Ph.D. and Sean O’Connor, Ph.D.

Name and Principal Position	Year	Salary ($)	Option Award ($)(1)	All Other Compensation ($)(2)	Total ($)
Peter Beetham, Ph.D.	2017	375,000	480,000	15,546	870,546
Chief Executive Officer & President
Greg Gocal, Ph.D.	2017	300,000	400,000	13,927	713,927
Chief Scientific Officer & Executive Vice President
Sean O’Connor, Ph.D.	2017	322,920	43,200	16,738	382,858
Sr. Vice President
(1)	Each of the NEOs received, as incentive compensation, certain restricted share awards in 2017, which are intended to constitute “profits interests” for U.S. federal income tax purposes. A description of these awards may be found in the footnotes and the narrative following the “Outstanding Equity Awards at Fiscal Year-End” table. Despite the fact that the awards that are intended to constitute profits interests are called restricted shares and do not require the payment of an exercise price, we believe that they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts disclosed in this column reflect a grant date fair value of the restricted shares in accordance with FASB ASC Topic 718, but with respect to such award, we recognize share-based compensation equal to the difference between the grant date fair value of $0.32 and $0.01, which is the amount per share paid by each NEO. Assumptions used to calculate the grant date values are described within the notes to our consolidated financial statements included elsewhere in this prospectus.
(2)	Amounts reflected within the “All Other Compensation” column are comprised of the following amounts:
Name	Insurance Premiums(1)	Other(2)	Total
Peter Beetham, Ph.D.	780	14,766	15,546
Greg Gocal, Ph.D.	780	13,147	13,927
Sean O’Connor, Ph.D.	3,120	13,618	16,738
(1)	The amount in this column reflects the cost of the life insurance policy premiums that the Company incurred during the 2017 fiscal year.
(2)	The amount in this column reflects taxes paid on behalf of each NEO during the 2017 fiscal year.

Narrative to Summary Compensation Table

The primary elements of compensation for our NEOs are base salary and equity compensation awards. The NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis.

Base Salaries

We pay our NEOs a base salary to compensate them for the satisfactory performance of services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent. No changes to the base salaries of our NEOs occurred for 2017.

Equity Compensation

We have granted equity awards to our employees, including our NEOs, as the long-term incentive component of our compensation program. Historically, our Board of Directors has, for incentive purposes, granted restricted share awards on an annual basis to key employees as it has determined appropriate to motivate, retain or reward such employees, and such grants have been made pursuant to the terms of a restricted share plan, restricted share purchase agreements and the Cibus Global Amended and Restated Memorandum of

Association and Articles of Association, as currently in effect. These restricted share grants are intended to qualify as profits interests for U.S. federal income tax purposes, entitling the holder to participate in our future appreciation from and after the date of grant of the applicable restricted shares.

Restricted shares granted to our NEOs are typically subject to time-based vesting conditions and are subject to accelerated vesting in the event of a change of control, as defined in the applicable award agreement, provided that the NEO continues to provide services immediately prior to the consummation of such change of control. Refer to the “Outstanding Equity Awards at Fiscal Year-End” table below for a description of the vesting terms that apply to these awards.

In connection with this offering, we intend to adopt the 2018 Incentive Compensation Plan to facilitate the grant of equity-based incentives to our directors, employees (including our NEOs) and consultants and to enable us to obtain and retain the services of these individuals, which we believe is essential to our long-term success. For additional information about the 2018 Incentive Compensation Plan, refer to the section titled “—2018 Equity and Incentive Compensation Plan” below.

Retirement, Health, Welfare and Additional Benefits

Our NEOs are eligible to participate in our employee benefit plans and programs, including medical and dental benefits and flexible spending accounts, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We also sponsor a 401(k) defined contribution plan in which our NEOs may participate, subject to limits imposed by the Code, to the same extent as our other full-time employees. Currently, we do not match any of the contributions made by participants to the 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding restricted share awards for each of our NEOs as of December 31, 2017. For the restricted shares, which are intended to be profits interests for U.S. federal income tax purposes, the table reflects both vested and unvested restricted shares. The restricted shares are subject to time-based vesting and to an additional requirement that a minimum valuation threshold be met before the holder of the restricted shares is entitled to a distribution in respect of such award.

Our NEOs will continue to hold their outstanding restricted shares following the completion of the offering, but the awards will be subject to exchange rights. For additional information about the treatment of the outstanding restricted shares of our NEOs in connection with the offering, refer to the sections titled “Reorganization Transactions” and “Certain Relationships and Related Party Transactions—Amended and Restated Cibus Global Memorandum of Association and Articles of Association.”

	Option Awards
Name	Date of Grant of Options	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date
Peter Beetham, Ph.D.	10/21/2008	75,000	—	0.49	—
	2/1/2010	20,000	—	0.49	—
	5/1/2011	30,000	—	0.49	—
	4/30/2013	5,000	—	0.49	—
	4/30/2013	66,662	—	0.49	—
	11/30/2013	30,000	—	0.49	—
	11/30/2013	271,700	—	0.49	—
	12/31/2015	101,200	—	0.49	—
	12/31/2015	25,000	—	0.49	—
	12/31/2015	279,196	279,196(3)	0.49	—
	4/30/2016	112,613	157,658(3)	0.49	—
	5/8/2017	—	1,200,000(4)	0.49	—
	5/8/2017	—	300,000(3)	0.49	—

	Option Awards
Name	Date of Grant of Options	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date
Greg Gocal, Ph.D.	10/21/2008	30,000	—	0.49	—
	2/1/2010	10,000	—	0.49	—
	5/1/2011	3,000	—	0.49	—
	4/30/2013	3,000	—	0.49	—
	11/30/2013	132,000	—	0.49	—
	12/31/2014	75,000	25,000(3)	0.49	—
	12/31/2015	47,100	—	0.49	—
	12/31/2015	9,000	—	0.49	—
	12/31/2015	260,122	260,122(3)	0.49	—
	4/30/2016	78,834	110,356(3)	0.49	—
	5/8/2017	—	1,000,000(4)	0.49	—
	5/8/2017	—	250,000(3)	0.49	—
Sean O’Connor, Ph.D.	12/31/2013	214,200	—	0.49	—
	6/30/2014	43,750	6,250	0.49	—
	12/31/2014	75,000	25,000(3)	0.49	—
	4/30/2016	52,083	72,917(3)	0.49	—
	5/8/2017	—	135,000(3)	0.49	—
(1)	These restricted shares were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable restricted shares. Despite the fact that the awards are called restricted shares and do not require the payment of an exercise price, for purposes of this table, we believe the restricted shares are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Awards reflected as “Unexercisable” are restricted shares that have not yet vested. Awards reflected as “Exercisable” are restricted shares that have vested. For a description of how and when the restricted shares could become vested and when such awards could begin to receive payments, please read footnotes (2) through (4) below.
(2)	The restricted shares do not have an “exercise price” in the same sense that a true stock option award would have an exercise price. Each restricted share award does have a “value threshold” associated with the award. Each restricted share award will entitle the holder to receive distributions only if the aggregate distributions made by Cibus Global in respect of each common share issued and outstanding on or prior to the date of the grant of the restricted shares exceeds a specified amount, the value threshold. The value threshold is set at the time of grant and represents the estimated fair value of a common share on the date of grant. The figure reflected in this column is the value threshold assigned to each restricted share award.
(3)	These awards vest with respect to 25% of the restricted shares on the one year anniversary of the date of grant and with respect to the remainder of the restricted shares in monthly installments until fully vested on the fourth anniversary of the date of grant, subject to the NEO’s continued employment through each vesting date. These awards are subject to accelerated vesting upon a change of control, provided that the NEO continues to provide services immediately prior to the consummation of such change of control.
(4)	These awards have a cliff vesting schedule over four years. They will fully vest on November 11, 2021.

Additional Narrative Disclosure Relating to Restricted Share Awards

Each of the NEOs has received certain non-voting restricted shares of Cibus Global, which are designed as profits interest awards, pursuant to a restricted share plan and restricted share purchase agreements. A restricted share award has a $0 value at the time of grant for tax purposes, which provides the award holder with value only if and when the company grows in value following the grant date of the award. If Cibus Global makes periodic cash distributions or there is a liquidation or termination event, the holders of restricted shares are eligible to receive cash distributions in accordance with the terms of the Cibus Global Amended and Restated Memorandum of Association and Articles of Association as currently in effect. Pursuant to each restricted share purchase agreement issued under the applicable restricted share plan, each NEO has paid an amount equal to $0.01 per each share received (the par value for such non-voting common share) on the date of grant. In addition, the NEO’s restricted shares generally vest with respect to 25% of the restricted shares on the one year anniversary of the date of grant and with respect to the remainder of the restricted shares in monthly installments until fully vested on the fourth anniversary of the date of grant, subject to the NEO’s continued employment through each vesting date. Furthermore, the restricted shares vest in full upon a change of control, provided that the NEO continues to provide services immediately prior to the consummation of such change of control. In addition, except with respect to certain grants made on December 31, 2015, the restricted shares are generally subject to our right of repurchase, pursuant to which, if a grantee ceases to provide continuous services to us or our subsidiaries for any reason, we, or our assigns, may exercise our right of repurchase with respect to all of the restricted shares subject to the agreement within 90 days after such termination of continuous service. If the restricted shares have not vested, or become exercisable, as of the grantee’s termination of service, we will pay the grantee an amount equal to the par value per restricted share. If the restricted shares have vested, or become exercisable, as of the grantee’s termination of service, we will pay fair market value, as determined by us in good faith, for each restricted share. Notwithstanding the foregoing regarding the repurchase prices, if the grantee is terminated for cause (as defined therein), we will pay the lesser of the par value per restricted share or the fair market value, regardless if all or any portion of the restricted shares have vested.

Employment Agreements with Named Executive Officers

We do not currently have employment agreements with any of our NEOs. In connection with this offering, we intend to enter into employment agreements with the NEOs, which will become effective as of the date of the consummation of this offering. The material terms of such agreements are currently being negotiated.

Director Compensation

The following table sets forth the amount of compensation we paid to the members of our Board of Directors during our fiscal year 2017.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Rory Riggs	—	125,482	125,482
Mark Finn	—	62,489	62,489
Jean-Pierre Lehmann	—	62,489	62,489
Gerhard Prante, Ph.D.	30,000	42,898	72,898
Alain Pompidou	30,000	31,244	61,244
Eugene Linden	60,000	14,400	74,400
Mark Lu	60,000	—	60,000
Keith Walker, Ph.D.	60,000	—	60,000
(1)	Five of our directors received, for incentive purposes, certain restricted incentive share awards in 2017, which are intended to constitute “profits interests” for U.S. federal income tax purposes. Despite the fact that the awards that are intended to constitute profits interests are called restricted shares and do not require the payment of an exercise price, we believe that they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts disclosed in this column reflect a grant date fair value of the restricted shares in accordance with FASB ASC Topic 718, but with respect to such shares, we recognize share-based compensation equal to the difference between the grant date fair value of $0.32 and $0.01, which is the amount per share paid by each director. Assumptions used to calculate the grant date values are described within the notes to our financial statements included elsewhere in this prospectus. These awards were fully vested on their date of grant. As of December 31, 2017, Messrs. Riggs, Finn, Lehmann, Prante, Pompidou, Linden, Lu, and Walker held an aggregate of 915,993, 734,285, 466,972, 346,110, 309,694, 653,024, 125,906 and 967,282 restricted shares, respectively. All of these outstanding awards were “exercisable” as of December 31, 2017, except for 55,083 restricted shares held by Mr. Lu that were “unexercisable,” as of such date.

Equity-Based Awards

We believe our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our personnel with the financial interests of our shareholders. In addition, we believe that our ability to grant equity-based awards helps us to attract and retain top talent, and encourages them to drive performance to promote the success of our business.

2016 Restricted Shares Plan

Our 2016 Restricted Shares Plan, effective as of June 1, 2016, is administered by our Board of Directors. It authorizes our Board of Directors to issue non-voting restricted shares to officers, directors, employees, executives, consultants, advisors or other similar service providers of our company or any of our subsidiaries. Our Board, in its sole discretion, may convert all or any portion of the non-voting common shares into voting restricted shares.

Up to a maximum of 22,336,005 restricted shares may be issued under our 2016 Restricted Shares Plan initially. The number of restricted shares authorized for issuance will automatically increase in connection with any equity financing transactions undertaken by us such that the total number of restricted shares which may be issued under our 2016 Restricted Shares Plan shall represent 15% of our outstanding equity on a fully-diluted basis.

The 2016 Restricted Shares Plan provide that all grants of restricted shares under the plan must be made pursuant to a restricted shares purchase agreement. See “—Additional Narrative Disclosure Relating to Restricted Share Awards” above for details regarding the material terms of the restricted shares purchase agreement.

2018 Equity and Incentive Compensation Plan

We intend to adopt the 2018 Equity and Incentive Compensation Plan (the “2018 Incentive Compensation Plan”) for the employees, consultants and directors of our company and its affiliates who perform services for us. The summary of the 2018 Incentive Compensation Plan set forth below does not purport to be a complete description of all of the anticipated provisions of the 2018 Incentive Compensation Plan and is qualified in its entirety by reference to the 2018 Incentive Compensation Plan, a copy of which will be filed as an exhibit to this registration statement.

Our Board of Directors intends to adopt the 2018 Incentive Compensation Plan in order to attract and retain our and our subsidiaries’ non-employee directors, officers and other employees and potentially certain of our consultants, and to provide to such persons incentives and rewards for service and/or performance to us and/or our subsidiaries. The Compensation Committee of our Board of Directors, as plan administrator, will determine the grantees as well as award types and grant amounts under the 2018 Incentive Compensation Plan, and will have the authority to interpret the terms of the 2018 Incentive Compensation Plan, among other responsibilities. The Compensation Committee expects to select the award mix for any future grants under the 2018 Incentive Compensation Plan in consultation with its outside compensation consultants.

The following types of awards will be available under the 2018 Incentive Compensation Plan: option rights (both non-qualified and qualified under U.S. federal income tax laws), appreciation rights, restricted common shares, restricted common share units, cash incentive awards, performance shares, performance units, and other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, our Class A common shares or factors that may influence the value of such shares.

We anticipate reserving           Class A common shares for issuance under the 2018 Incentive Compensation Plan. The reserve pool will be subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of awards, as provided under the 2018 Incentive Compensation Plan. If any award granted under the 2018 Incentive Compensation Plan is cancelled or forfeited, expires, is settled for cash (in whole or in part), or is unearned (in whole or in part), the Class A common shares subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, again be available for issuance under the 2018 Incentive Compensation Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A common shares and Class B common shares, after the consummation of the Reorganization Transactions and this offering for:

•	each person whom we know to own beneficially more than 5% of our Class A common shares;
•	each director and NEO individually; and
•	all directors and executive officers as a group.

The numbers of Class A common shares and Class B common shares beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of Class A common shares and Class B common shares to be issued and outstanding prior to the offering after giving effect to the Reorganization Transactions. The numbers of shares of Class A common shares and Class B common shares beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on (i) the number of Class A common shares and Class B common shares to be issued and outstanding immediately after this offering and (ii) an assumed initial public offering price of $          per share of Class A common shares (the midpoint of the price range on the cover of this prospectus).

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this prospectus. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for purposes of computing the percentage of any other person. Unless otherwise indicated, the address for each listed director and NEO is c/o Cibus Ltd., 6455 Nancy Ridge Drive, San Diego, California 92121.

	Shares Beneficially Owned After the Offering (assuming no exercise of the underwriters’ option to purchase additional shares)					Shares Beneficially Owned After the Offering (assuming exercise of the underwriters’ option to purchase additional shares)
	Class A Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned		Total Common Shares Beneficially Owned	Class A Common Shares Beneficially Owned		Class B Common Shares Beneficially Owned		Total Common Shares Beneficially Owned
Name of Beneficial Owner	Number	%	Number	%	Percentage	Number	%	Number	%	Percentage
5% Shareholders:
New Ventures Holdings, Inc.		%		%	%		%		%	%
Estate of Richard Spizzirri		%		%	%		%		%	%
Directors and Named Executive Officers:
Peter Beetham, Ph.D.		%		%	%		%		%	%
Greg Gocal, Ph.D.		%		%	%		%		%	%
Jim Hinrichs		%		%	%		%		%	%
Rory Riggs		%		%	%		%		%	%
Mark Finn		%		%	%		%		%	%
Jean-Pierre Lehmann		%		%	%		%		%	%
Gerhard Prante, Ph.D.		%		%	%		%		%	%
Directors and executive officers as a group (eight persons)		%		%	%		%		%	%
*	Represents beneficial ownership of less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our share capital had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Related Party Agreements in Effect Prior to this Offering

Warrant Transfer and Exchange Agreement

In December 2014, Cibus Global entered into the Warrant Exchange Agreement with certain seller parties, including members of the Board of Directors and management, and Rory Riggs, as representative of the seller parties (the “seller representative”). In connection with two series of financings between November 2013 and December 2014, Cibus Global issued to certain investors (the “investors”) four tranches of warrants to purchase shares of its Series A preferred stock (collectively, the “warrants”). The Warrant Exchange Agreement granted each investor the right to sell some or all of its respective warrants to Cibus Global in exchange for an interest in certain future revenues of Cibus Global. The warrants were fully exchanged in 2014 and 2015.

The investors sold the warrants in exchange for ongoing quarterly payments (each, a “warrant purchase payment”) equal to a portion of Cibus Global’s aggregate amount of certain worldwide revenues (the “subject revenues”) received during such quarter. We refer to our ongoing warrant purchase payment obligations in this prospectus as our “Royalty Obligation.” The aggregate portion payable to the investors each quarter is the product of the subject revenues and a percentage, which is capped at 10%. Subject revenues broadly includes all cash attributable to product sales, license fees, sublicense payments, distribution fees, milestones, maintenance payments, royalties and distributions to Cibus Global, subject to certain exceptions.

The warrant purchase payments are due to the investors within 45 calendar days after the end of each calendar quarter. Any payments made after such 45-day period are subject to a late fee of 4% over the prime rate. Warrant purchase payments will commence in the first quarter in which the aggregate subject revenues during any consecutive 12-month period equals or exceeds $50.0 million, at which point Cibus Global will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. Further, Cibus Global is subject to ongoing reporting requirements under the Warant Exchange Agreement, including delivery to the seller representative of (i) an annual report following the end of each calendar year and (ii) copies of written notices or correspondence with any counterparty to an in-license relating to RTDS that could reasonably be expected to adversely affect the warrant purchase payments.

The Warrant Exchange Agreement has an initial term of 30 years following the date on which the first warrant purchase payment becomes due and payable. The investors have the option to renew the Warrant Exchange Agreement for an additional 30-year term after expiration of the initial term upon delivery by the seller representative of written notice to Cibus Global and payment of $100.

Payments to the investors under the Warrant Exchange Agreement are secured by a senior security interest in certain Cibus Global collateral pursuant to an Intellectual Property Security Agreement (the “IP Security Agreement”). See “—Intellectual Property Security Agreement.”

Intellectual Property Security Agreement

In connection with the Warrant Exchange Agreement, Cibus Global and certain related entities (collectively, the “grantors”) entered into the IP Security Agreement with the seller representative. Pursuant to the IP Security Agreement, the grantors granted the seller representative a continuing security interest in certain intellectual property of the grantors (the “collateral”) to secure the payment and performance of Cibus Global’s obligations under the Warrant Exchange Agreement. The collateral includes any and all of the grantors’ respective copyrights, patents, trademarks, trade secrets, claims for damages from infringement of any of the proceeding rights, licenses and all cash and non-cash proceeds and products of the foregoing.

No lien is permitted to exist on the collateral, except for permitted licenses in accordance with the Warrant Exchange Agreement, certain permitted liens and security interests subordinated to the security interests granted by the IP Security Agreement.

The Reorganization Transactions

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the equity holders of Cibus Global. Please read “Our Structure and Reorganization.”

Amended and Restated Cibus Global Memorandum of Association and Articles of Association

In connection with this offering and the Reorganization Transactions, we will cause the existing Amended and Restated Memorandum and Articles of Association of Cibus Global to be amended and restated in their entirety in the form filed as an exhibit to the registration statement to which this prospectus forms a part, and the following description is qualified in its entirety by reference thereto. We refer to such amended and restated Memorandum and Articles of Association as the “Cibus Global Association Documents.”

Appointment as Director. Under the Cibus Global Association Documents, we will become the sole director of Cibus Global. As the sole director, we will be able to control all of the day-to-day business affairs and decision-making of Cibus Global without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Cibus Global and the day-to-day management of Cibus Global’s business. Pursuant to the terms of the Cibus Global Association Documents, we cannot, under any circumstances, be removed as the sole director of Cibus Global except by our election.

Recapitalization. The Cibus Global Association Documents recapitalizes the shares held by the Original Cibus Global Equity Owners into a new single class of newly-issued common shares, which we refer to as the Equity Interests. The Cibus Global Association Documents will also reflect a          -for-one reverse share split in order that one Equity Interest can be acquired with the net proceeds received by us in the initial public offering from the sale of one Class A common share, after the deduction of underwriting discounts and commissions.

Distributions. The Cibus Global Association Documents will also provide that Cibus Global will (subject to the availability of proceeds, and subject to compliance with applicable law) make annual distributions to its owners in amounts estimated to cover resulting U.S. income tax liabilities of each shareholder based on their respective allocable portions of Cibus Global’s items of net income each year (as determined pursuant to U.S. federal income tax principals, and based on an assumed U.S. corporate income tax rate being applicable to each such shareholder). These tax distributions will be made out of available cash and only to the extent that the cumulative income and gains allocated to the Cibus Global shareholders from and after the consummation of this initial public offering exceeds the cumulative losses allocated to such Continuing Cibus Global Equity Owner from and after the consummation of this initial public offering. Tax distributions will also be made only to the extent all distributions from Cibus Global for the relevant period were otherwise insufficient to enable each shareholder to cover its tax liabilities as calculated in the manner described above. The Cibus Global Association Documents will otherwise allow for distributions to be made by Cibus Global to its shareholders on a pro rata basis out of distributable cash.

Exchange Right. The Cibus Global Association Documents include an exchange right in favor of the Continuing Cibus Global Equity Owners pursuant to which each Continuing Cibus Global Equity Owner will have the right to have their Equity Interests redeemed, at the election of each such Continuing Cibus Global Equity Owner, for, at our option, newly-issued Class A common shares on a one-for-one basis or a cash payment equal to a volume weighted average market price of one Class A common share for each Equity Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the Continuing Cibus Global Equity Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender the Equity Interests to Cibus Global for cancellation. The Cibus Global Association Documents requires that we, directly or indirectly, contribute cash or Class A common shares to Cibus Global in exchange for an amount of newly issued Equity Interests in Cibus Global that will be issued to us equal to the number of Equity Interests redeemed from the Continuing Cibus Global Equity Owner. Cibus Global will then distribute the cash or Class A common shares to such Continuing Cibus Global Equity Owner to complete the redemption. In the event of such election by a Continuing Cibus Global Equity Owner, we may, at our option, effect a direct exchange of cash or our Class A common shares for such Equity Interests in lieu of such an redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of Equity Interests that we own equals the number of our outstanding Class A common shares (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Issuance of Equity Interests Upon Issuance of Class A Common Shares. The Cibus Global Association Documents will provide that, except as otherwise determined by us, any time we issue a Class A common share or other equity interest, including upon the exercise of options issued by us or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Cibus Global and Cibus Global shall issue to us one Equity Interest in Cibus Global. Conversely, if at any time, any of our Class A common shares are redeemed, repurchased or otherwise acquired, Cibus Global shall redeem, repurchase or otherwise acquire an equal number of Equity Interests held by us or our affiliates, upon the same terms and for the same price, as the Class A common shares are redeemed, repurchased or otherwise acquired.

Maintenance of one-to-one ratio of Class A Common Shares and Equity Interests owned by Cibus Ltd. The Cibus Global Association Documents requires that we at all times maintain a ratio of one Equity Interest owned, directly or indirectly, by Cibus Ltd. for each Class A common share (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Transfer Restrictions. The Cibus Global Association Documents generally does not permit transfers of Equity Interests by members, subject to limited exceptions. Any transferee of Equity Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred Equity Interests, even if the transferee is not admitted as a member of Cibus Global.

Dissolution. The Cibus Global Association Documents will provide that Cibus Global will be dissolved only upon the first to occur of (i) the sale of all or substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Cibus Global will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members of Cibus Global in proportion to the number of Equity Interests owned by them.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with the Original Cibus Global Equity Owners in connection with this offering. The Registration Rights Agreement will provide the Original Cibus Global Equity Owners certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, the Continuing Cibus Global Equity Owners can require us to register under the Securities Act Class A common shares issuable to them upon redemption or exchange of their Equity Interests and the Former Cibus Global Equity Owners can require us to register under the Securities Act the Class A common shares issued to them in connection with the Reorganization Transactions. The Registration Rights Agreement will also provide for piggyback registration rights for the Original Cibus Global Equity Owners.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors at or prior to the completion of this offering. The indemnification agreements and our Memorandum of Association and Bye-Laws will require us to indemnify our directors to the fullest extent permitted by Bermuda law.

Historical Transactions with Related Parties

Research and Development Arrangement

In 2014, Cibus US LLC, a subsidiary of Cibus Global, entered into an arrangement with Tyemill LLC (“Tyemill”), a company that derives substantially all of its revenues from entities controlled by Rory Riggs, one of Cibus Global’s directors, under which research and development services were performed for Cibus US LLC. Cibus US LLC incurred $0.4 million, $0.1 million and $0.3 million of research and development expenses under the arrangement for the years ended December 31, 2017, 2016 and 2015, respectively. In 2017, Tyemill transferred its rights to amounts owed to Locus Analytics, LLC, an entity wholly owned by Mr. Riggs. In 2018, Cibus Global issued 515,979 Series C preferred shares at $2.10 per share to Mr. Riggs in exchange for the full settlement of the amount owed under the research and development services arrangement.

Convertible Promissory Notes

In 2017, Cibus Global received funding from two of its directors, Rory Riggs and Jean-Pierre Lehmann, through the issuance of $9.0 million of convertible promissory notes which accrued interest at a rate of 5% per annum. On September 21, 2017, the outstanding principal of $9.0 million and accrued interest of $0.1 million for the convertible promissory notes owed to Mr. Riggs and Mr. Lehmann were converted into 4,321,421 Series C preferred shares at $2.10 per share. In connection with the conversion of the convertible promissory notes, Cibus Global issued 4,321,421 warrants to purchase Series C preferred shares, effective September 21, 2017, with an aggregate fair value of $6.0 million.

Rotam License and Marketing Agreement

In 2012, subsidiaries of Cibus Global entered into license and marketing agreements with Rotam Trait Development Company Limited (“Rotam”) under which Cibus develops and commercializes certain crop varieties that include traits produced using its proprietary technology and Rotam is obligated to make certain funding payments to us. Mark Lu, a director of Cibus Global, currently serves as Chairman of Rotam Global AgroSciences Ltd., an affiliate of Rotam. During the years ended December 31, 2016 and 2015, we received from Rotam $0.4 million and $2.1 million, respectively, and paid to Rotam, $0.1 million and $0.3 million, respectively.

Policy Concerning Related Person Transactions

Prior to the consummation of this offering, our Board of Directors will adopt a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described above.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to the           Committee (for purposes of this section only, we refer to the           Committee as the Committee). The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Committee. In approving or rejecting such proposed transactions, the Committee will be required to consider relevant facts and circumstances. The Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Committee member may be counted in determining the presence of a quorum at the meeting of the Committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Committee to consummate a related person transaction, the chairman of the Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Committee at its next regularly scheduled meeting.

DESCRIPTION OF SHARE CAPITAL

Below is a description of the material terms and provisions of our Memorandum of Association and our Bye-Laws, in each case that will be in effect and affecting the rights of our shareholders upon the completion of this offering, as well as relevant terms and provisions of our indemnification agreements with directors and Bermuda law affecting the rights of our shareholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Memorandum of Association, Bye-Laws and such indemnification agreements. Copies of our Memorandum of Association and Bye-Laws will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

General

Upon the completion of our initial public offering, our authorized share capital will consist of:

•	Class A common shares, par value $0.00001 per share;
•	Class B common shares, par value $0.00001 per share; and
•	preferred shares, par value $0.00001 per share.

Immediately after the completion of this offering,           Class A common shares and           Class B common shares will be issued and outstanding assuming the underwriters’ option to purchase additional shares is not exercised, and no preferred shares will be issued and outstanding.

Class A Common Shares

Voting Rights. Holders of Class A common shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common shares do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of Class A common shares are entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any issued and outstanding preferred shares.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common shares are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our issued and outstanding preferred shares.

Other Matters. The Class A common shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common shares. All outstanding Class A common shares, including the Class A common shares offered in this offering, are fully paid and non-assessable.

Class B Common Shares

Voting Rights. Holders of Class B common shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders, except that the aggregate voting power of the Class B common shares will be limited to          % of the combined voting power of the Class A and Class B common shares. Holders of Class A common shares and Class B common shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common shares do not have any right to receive dividends, unless the dividend consists of Class B common shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class B common shares paid proportionally with respect to each outstanding Class B common share and a dividend consisting of Class A common shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class A common shares on the same terms is simultaneously paid to the holders of Class A common shares. Holders of our Class B common shares do not have any right to receive a distribution upon a liquidation or winding up of Cibus Ltd.

Preferred Shares

Our Memorandum of Association authorizes our Board of Directors to issue preferred shares in one or more series and to determine the preferences, limitations and relative rights of any preferred shares that we choose to issue, without vote or action by the shareholders.

Anti-Takeover Effects of Bermuda Law, Our Memorandum of Association and Our Bye-Laws

Our Memorandum of Association and Bye-Laws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our Board of Directors the power to discourage acquisitions that some shareholders may favor.

Authorized but Unissued Shares; Undesignated Preferred Shares. The authorized but unissued Class A common shares will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without shareholder approval, the issuance of undesignated preferred shares with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued Class A common shares or preferred shares may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, amalgamation, tender offer, proxy contest or otherwise.

Election and Removal of Directors. Our Board of Directors will consist of not less than           nor more than          directors, excluding any directors elected by holders of preferred shares pursuant to provisions applicable in the case of defaults, if any. The exact number of directors will be fixed from time to time by resolution of our Board of Directors. Our Board of Directors will initially have          members.

Classified Board of Directors. Our Bye-Laws will provide that our Board of Directors will be classified with approximately one-third of the directors elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors that we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of shareholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their successors are duly elected and qualified. In addition, if the number of directors is changed, any increase or decrease will be apportioned by our Board of Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

Director Vacancies. Our Memorandum of Association authorizes only our Board of Directors to fill vacant directorships.

No Cumulative Voting. Our Memorandum of Association provides that shareholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Shareholders. Our Bye-Laws provide that special meetings of our shareholders may only be called by the Board of Directors. Prior to such time, a special meeting may also be called by the secretary of the Company at the request of shareholders holding a majority of the outstanding shares entitled to vote. The Companies Act provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. The Companies Act also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our Bye-Laws provide that our President or Chairman or any two directors or any director and secretary may convene an annual general meeting or a special general meeting. Under our Bye-Laws, at least 20 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present throughout the meeting and representing in person or by proxy a majority of the voting power of the issued and outstanding voting shares.

Approving Change of Control Transactions. Our Bye-Laws provide that for a period of 10 years following the consummation of our initial public offering the affirmative vote of at least 66 2∕3% of the voting power of the issued and outstanding shares carrying the right to vote at general meetings shall be required to approve any merger, consolidation or amalgamation of the Company or any other transaction that would result in a change of control.

Advance Notice Procedures for Director Nominations. Our Bye-Laws establish advance notice procedures for shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders. Although our Bye-Laws do not give the Board of Directors the power to approve or disapprove shareholder nominations of candidates to be elected at an annual meeting, our Bye-Laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Action by Written Consent. Our Bye-Laws provide that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred shares.

Amending Our Memorandum of Association and Bye-Laws. Bermuda law provides that the memorandum of association of a Bermuda company may be amended by a resolution passed at a general meeting of shareholders. Amendments to most provisions of our Bye-Laws require an affirmative vote of a majority of our Board of Directors and a majority of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time. In addition, amendments to certain sections of our Bye-Laws containing anti-takeover provisions require an affirmative vote of at least 66 2∕3% of the directors then in office and at least 66 2∕3% of the voting power of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time. These provisions make it more difficult for any person to remove or amend any provisions in our Bye-Laws that may have an anti-takeover effect.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering a company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Indemnification and Limitations on Directors’ Liability

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its judgment if awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our Bye-Laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, our Bye-Laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust, whether or not the company may otherwise indemnify such officer or director. We will purchase and maintain a directors’ and officers’ liability policy for such a purpose.

Listing

We intend to apply to list the Class A common shares on the Nasdaq under the symbol “         .”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common shares is          .

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Memorandum of Association and Bye-Laws and by the corporate law of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Bermuda			Delaware

Shareholder Meetings

•
May be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.
			•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

•	May be held in or outside Bermuda.		•	May be held in or outside of Delaware.

•	Notice:		•	Notice:

	○	Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.		○ Written notice shall be given not less than ten nor more than 60 days before the meeting.

	○	Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.		○
Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholders’ Voting Rights

•
Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor. Our Bye-Laws provide that any action required or permitted to be taken by shareholders must be effected at a duly called annual or special meeting and may not be effected by any consent in writing in lieu of a meeting.
			•	With limited exceptions, stockholders may act by written consent to elect directors unless prohibited by the certificate of incorporation.

•
Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
			•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Bermuda		Delaware

•
The voting rights of shareholders are regulated by a company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.
•
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.

•	The bye-laws may provide for cumulative voting. Our Bye-Laws provide that shareholders do not have the right to cumulate votes in the election of directors.	•	The certificate of incorporation may provide for cumulative voting.

•
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our Bye-Laws provide that the affirmative vote of at least 66 2∕3% of the voting power of the issued and outstanding shares carrying the right to vote at general meetings shall be required to approve any merger, consolidation or amalgamation of the Company or any other similar business combination transaction.
•
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•
Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.
•
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•
Any company that is the wholly owned subsidiary of a holding company, or one or more companies which are wholly owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.
•
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

Bermuda		Delaware

•	Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.	•
Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

•	The board of directors must consist of at least one director.	•	The board of directors must consist of at least one member.

•	The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with the company’s bye-laws.	•
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•
Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides. In the case of a classified board, stockholders may effect removal of any or all directors only for cause

Duties of Directors

•
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
•
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the stockholders generally.

Bermuda			Delaware

	○	a duty to act in good faith in the best interests of the company;	•
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

	○	a duty not to make a personal profit from opportunities that arise from the office of director;

	○	a duty to avoid conflicts of interest; and

	○	a duty to exercise powers for the purpose for which such powers were intended.

•	The Companies Act imposes a duty on directors and officers of a Bermuda company:

	○	to act honestly and in good faith with a view to the best interests of the company; and

	○	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•
The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof.

Bermuda		Delaware

Takeovers

•	An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:	•
Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

○
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.
○
Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

○
By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

Bermuda		Delaware

○
Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s Rights of Appraisal

•
A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger.
•
With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation. The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution

•
Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.
•
Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (2) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Bermuda	Delaware

Shareholders’ Derivative Actions

•
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
•
In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of our Class A common shares, including shares issuable upon redemption or exchange of Equity Interests, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares from time to time or impair our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of           Class A common shares, assuming the issuance of           Class A common shares offered by us in this offering and the issuance of           Class A common shares to the Former Cibus Global Equity Owners in the Reorganization Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining           Class A common shares (including           Class A common shares issuable upon redemption or exchange of Equity Interests) will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, all of our executive officers and directors and substantially all holders of our outstanding stock have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell any of our Class A common shares or any other securities convertible into or exercisable or exchangeable for our Class A common shares during the period ending 180 days after the date of this prospectus (subject to extension). Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701. See “Underwriting.”

Rule 144

In general, a person who has beneficially owned our restricted Class A common shares for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our restricted Class A common shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our Class A common shares then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or
•	the average weekly trading volume of our Class A common shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon the closing of this offering, the Former Cibus Global Equity Owners, together with those Continuing Cibus Global Equity Owners who elect following completion of the offering to exchange their Equity Interests, together with the corresponding Class B common shares, for our Class A common shares, will have the right, under certain circumstances, to cause us to register the offer and resale of their Class A common shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Equity Plans

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all Class A common shares subject to outstanding options and RSUs or otherwise issuable in the future pursuant to our 2018 Incentive Compensation Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or other contractual restrictions.

MATERIAL U.S. TAX CONSIDERATIONS

U.S. Federal Income Taxation

The following discussion describes material U.S. federal income tax consequences to a U.S. Holder (as defined below), under current law, of the purchase, ownership, and disposition of Class A common shares. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not address any estate or gift tax consequences or any state, local or non-U.S. tax consequences.

This discussion applies only to a U.S. Holder that holds Class A common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;
•	certain financial institutions;
•	insurance companies;
•	entities which are classified as regulated investment companies (as defined in the Code);
•	entities which are classified as real estate investment trusts (as defined in the Code);
•	brokers or dealers in stocks and securities, or currencies;
•	persons who use or are required to use a mark-to-market method of accounting;
•	certain former citizens or residents of the United States subject to Section 877 of the Code;
•	entities subject to the U.S. anti-inversion rules pursuant to Section 7874 of the Code;
•	tax-exempt organizations and entities;
•	persons subject to the alternative minimum tax provisions of the Code;
•	persons whose functional currency is not the U.S. dollar;
•	persons holding Class A common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
•	persons holding Class A common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
•	persons who acquired Class A common shares pursuant to the exercise of any employee share option or otherwise as compensation;
•	persons that actually (or through various constructive ownership rules pursuant to the Code) own 10% or more of the total combined voting power of all classes of our voting shares or 10% or more of the total value of all classes of our shares; or
•	entities which are classified as “partnerships” (or other “pass-through” entities) for U.S. federal tax purposes, or persons holding Class A common shares through such entities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership holding Class A common shares, or a partner in such a partnership, should consult its own tax advisors regarding the tax consequences of investing in and holding Class A common shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Each prospective investor considering the purchase of Class A common shares should consult its own tax advisors with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences arising under the federal estate or gift tax laws or other federal non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of Class A common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident (as defined in the Code) of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	any entity or arrangement which is treated for U.S. federal tax purposes as a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before August 20, 1996, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

U.S. Tax Classification of Cibus Ltd.

Our Class A common shares are being issued by Cibus Ltd., a Bermuda exempted company limited by shares. Pursuant to the Code and applicable regulations, an entity which is organized as an exempted company limited by shares in Bermuda will generally be classified for U.S. federal tax purposes as a foreign corporation, unless the entity files an election with the IRS to be classified otherwise. We intend that Cibus Ltd. will be classified for U.S. federal tax purposes as a foreign corporation and, therefore, do not intend to cause any such elections to be filed for or on behalf of Cibus Ltd.

Notwithstanding the foregoing, pursuant to Section 7874 of the Code (also generally referred to as the “anti-inversion” tax rules), certain entities which otherwise would be classified for U.S. federal tax purposes as a foreign corporation are required to be classified as a U.S. corporation for such purposes or be subject to certain other adverse tax consequences if certain ownership, operational and/or other tests are met. Under current law and current regulations, we do not believe that the anti-inversion rules of Section 7874 of the Code should apply in order to require Cibus Ltd. to be treated as a U.S. corporation for U.S. federal tax purposes or be subject to other adverse tax consequences as a result of Section 7874. We note, however, that the interpretation of certain of the provisions of Section 7874 of the Code are uncertain in many respects, and therefore, we cannot offer assurances as to the manner in which these provisions may apply to Cibus Ltd. In addition, the provisions of Section 7874 of the Code provide the IRS with broad regulatory authority to provide such regulations as may be appropriate to determine whether a non-U.S. corporation should be treated as a U.S. corporation for U.S. federal tax purposes, and/or to otherwise carry out the general purposes of the provisions. We are not currently aware of any intention on the part of the IRS to issue any such future regulations which would apply to Cibus Ltd., but, again, cannot give assurances in this regard. In the event that Cibus Ltd. were required to be treated as a U.S. corporation pursuant to the provisions of Section 7874, the U.S. federal tax consequences to holders of our Class A common shares would be materially different than those outlined herein. The remainder of this discussion assumes that Cibus Ltd. will not be required to be treated as a U.S. corporation for U.S. federal tax purposes pursuant to the provisions of Section 7874 of the Code.

Dividends and Other Distributions on the Class A Common Shares

Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, the gross amount of any distribution that we make to you with respect to Class A common shares (including the amount of taxes withheld therefrom, if any) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of capital and will reduce your adjusted tax basis in Class A common shares, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Disposition of the Class A Common Shares.”

Dividends received by a non-corporate U.S. Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are treated as paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-U.S. corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States (such as the Nasdaq) or (ii) if such non-U.S. corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-U.S. corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year, or if such non-U.S. corporation is at any time after December 22, 2017 subject to special U.S. tax rules under Code Section 7874(a)(2)(B). We believe, but we cannot assure you, that dividends we pay on Class A common shares generally should, subject to applicable limitations, be eligible for such reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if it does not hold Class A common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. For purposes of determining whether a holder has held Class A common shares for the requisite period, such holding period shall be reduced for periods in which the risk of loss is diminished. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

Under Section 904(h) of the Code, dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. Holders may be treated as income derived from sources within the United States rather than from sources without the United States for foreign tax credit purposes to the extent the non-U.S. corporation has more than an insignificant amount of income from sources within the United States. The effect of this rule, for the current year and any applicable future year, may be to treat a portion of the dividends paid by us as income derived from sources within the United States for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for, and the possible impact of Section 904(h) on, any dividends that we pay with respect to Class A common shares, as well as the effect of any change in applicable law after the date of this prospectus.

Disposition of Class A Common Shares

You will recognize gain or loss on a sale or exchange of Class A common shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the Class A common shares. Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual, that has held the ordinary share for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of Class A common shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

PFIC Status

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect that Cibus Ltd. will be treated as a PFIC for U.S. federal income purposes for our current taxable year ending December 31, 2018 or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that Cibus Ltd. will not be treated as a PFIC for its current taxable year ending December 31, 2018, or for any future taxable year or that the IRS will not take a contrary position. Jones Day, our U.S. tax counsel, therefore expresses no opinion with respect to Cibus Ltd.’s PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

A non-U.S. corporation such as Cibus Ltd. will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cibus Ltd. will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of its subsidiaries which are classified for U.S. federal tax purposes as “corporations” and in which Cibus Ltd. owns, directly or indirectly, at least 25% by value of the stock. In this regard, it is important to note that Cibus Global is classified as a “partnership” for U.S. federal tax purposes, not a “corporation.” This can be important because the Code does not contain a similar provision providing that the direct or indirect owner of interests in such a “partnership” shall, for purposes of a determining PFIC status of such owner, be treated as owning a proportionate share of the assets and earning a proportionate share of the income of such “partnership.” Nonetheless, we believe that there are analogous authorities in other areas of the Code that should allow Cibus Ltd., in determining its status as a PFIC for any particular year, to be treated as owning a proportionate share of the assets and earning a proportionate share of the income of Cibus Global, so long as Cibus Ltd. directly or indirectly owns at least a 25% or greater interest in the profits or capital of Cibus Global (which we expect to be the case for the foreseeable future).

Thus, although we cannot give any assurances in this regard, we believe, based on the expectations that (1) substantially all of Cibus Ltd.’s assets will consist of stock in one or more of Cibus Ltd.’s wholly-owned corporate subsidiaries, (2) substantially all of the assets of each of such wholly-owned corporate subsidiaries will consist of interests in Cibus Global, (3) Cibus Global will be classified as a “partnership” for U.S. federal tax purposes, and (4) Cibus Ltd. will directly or indirectly own at least 25% of the capital or profits interests in Cibus Global, in determining whether Cibus Ltd. is considered to be a PFIC for any particular taxable year, Cibus Ltd. should generally be considered as owning a proportionate share of the assets and earning a proportionate share of the income of Cibus Global. Based on and subject to the foregoing, the determination of whether Cibus Ltd. is a PFIC as of any given point in time would depend on the extent to which Cibus Ltd.’s proportionate, indirect ownership of Cibus Global’s assets and proportionate, indirect share of Cibus Global’s gross income, for each year are considered to be “passive.”

Changes in the composition of Cibus Global’s income or the composition of Cibus Global’s assets may cause Cibus Ltd. to become a PFIC. The determination of whether Cibus Ltd. will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of Class A common shares from time to time). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years if our liquid assets and cash then represent a greater percentage of our overall assets (in this regard, it is also important to note that cash, even portions thereof representing reasonable working capital, would generally be considered for this purpose as an asset that produces passive income).

While we believe our interpretations of the asset and income “look-through” rules described above, and our classification methodology and valuation approach, are reasonable (including, where relevant, any approach taken with respect to our market capitalization), it is possible that the IRS may challenge our interpretations or classifications, and/or may challenge our valuation of our assets (including goodwill and other unbooked intangibles), any of which may result in Cibus Ltd. being or becoming a PFIC for the current or one or more future taxable years.

If Cibus Ltd. is considered to be a PFIC for any taxable year during which you hold Class A common shares, Cibus Ltd. will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, unless Cibus Ltd. ceases to be a PFIC and you make a “deemed sale” election with respect to the Class A common shares, as applicable. If such election is made, you will be deemed to have sold the Class A common shares you hold at their fair market value on the last day of the last taxable year in which Cibus Ltd. qualified as a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as Cibus Ltd. does not become a PFIC in a subsequent taxable year, Class A common shares with respect to which such election was made will not be treated as shares in a PFIC, and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the Class A common shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if Cibus Ltd. is at any point in time considered to be (and then subsequently ceases to be) a PFIC and such an election becomes available to you.

If Cibus Ltd. were considered to be a PFIC for any taxable year during which you hold Class A common shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the Class A common shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the Class A common shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for Class A common shares; the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income (rather than capital gains); and
•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If Cibus Ltd. is considered to be a PFIC for any taxable year during which you hold Class A common shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on Class A common shares as ordinary income under a mark-to-market method, provided that Class A common shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect the Class A common shares will be listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if Class A common shares remain listed on the Nasdaq and are regularly traded, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to Class A common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If Cibus Ltd. were considered to be a PFIC for any taxable year during which Cibus Ltd. is also a controlled foreign corporation within the meaning of the Code and you are a 10% U.S. Shareholder (as defined under “—Controlled Foreign Corporation” below) with respect to Cibus Ltd., then in that case, Cibus Ltd. would generally not be treated as a PFIC with respect to you for the portion of such taxable year that you are a 10% U.S. Shareholder.

A U.S. Holder that holds Class A common shares in any year in which Cibus Ltd. is classified as a PFIC will be required to file an annual report containing such information as the U.S. Treasury Department may require. You should consult your own tax advisors regarding the application of the PFIC rules to your investment in Class A common shares and the availability, application and consequences of the elections discussed above.

Controlled Foreign Corporation

Under the “controlled foreign corporation” (“CFC”) rules of the Code, certain U.S. Holders may under certain circumstances be required to include as ordinary income for U.S. federal income tax purposes amounts attributable to some or all of our earnings in advance of the receipt of cash attributable to such amounts if Cibus Ltd. or certain of its subsidiaries is a CFC. A non-U.S. corporation generally will be classified as a CFC if U.S. persons, each of whom owns, directly, indirectly or constructively, at least 10% of the combined voting power or value of the stock of such corporation (“10% U.S. Shareholders”), own in the aggregate more than 50% of the voting power or value of the stock of such corporation. If Cibus Ltd. or certain of its subsidiaries qualify as a CFC any time during any taxable year, then each U.S. Holder that is a 10% U.S. Shareholder generally will be required to include in its taxable income its proportionate share of certain types of undistributed income of the CFC (e.g., certain dividends, interest, rents and royalties, gain from the sale of property producing such income and certain income from sales and services, plus certain operating income which is subject to low rates of tax outside the United States) and, in certain circumstances of earnings of the CFC that are treated as invested in U.S. property. In addition, gain on the sale of Class A common shares by such a U.S. Holder (during the period that we are a CFC and thereafter for a five-year period) may be re-characterized in whole or in part as dividend income. You should consult your own tax advisors regarding the application of the controlled foreign corporation rules to your investment in Class A common shares.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of Class A common shares, and the proceeds from the sale or exchange of Class A common shares, that are paid to you within the United States (and in certain cases, outside the United States). However, backup withholding generally will not apply if you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your U.S. federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

Each U.S. Holder should consult its own tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Each U.S. Holder who is an individual generally will be required to report our name, address and such information relating to an interest in the Class A common shares as is necessary to identify the class or issue of which its Class A common shares are a part. These requirements are subject to exceptions, including an exception for Class A common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

Each U.S. Holder should consult its own tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of Class A common shares.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE CLASS A COMMON SHARES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class A common shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Class A common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Class A common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional Class A common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common shares listed next to the names of all underwriters in the preceding table.

At our request, the underwriters have reserved for sale at the initial public offering price up to              of our Class A common shares being offered for sale to our directors, officers, certain employees and other parties with a connection to the Company. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by the representatives through a directed share program. The number of Class A common shares available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the representatives in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to Class A common shares sold pursuant to the directed share program. Shares offered in the directed share program will not be subject to lock-up agreements, with the exception of the shares to be issued to directors, officers and certain existing shareholders who are already subject to lock-up agreements, as described below.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              Class A common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A common shares offered by them.

We intend to apply to list our common shares on the Nasdaq Global Market under the trading symbol “            .”

We and all directors and officers and substantially all holders of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares;
•	file any registration statement with the SEC relating to the offering of any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common shares.

whether any such transaction described above is to be settled by delivery of Class A common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A common shares or any security convertible into or exercisable or exchangeable for Class A common shares.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;
•	the issuance by the Company of Class A common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;
•	transactions by any person other than us relating to Class A common shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the Class A common shares or other securities acquired in such open market transactions; or
•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common shares, provided that (i) such plan does not provide for the transfer of Class A common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common shares may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion, may release the Class A common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common shares in the open market to stabilize the price of the Class A common shares. These activities may raise or maintain the market price of the Class A common shares above independent market levels or prevent or retard a decline in the market price of the Class A common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The Class A common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of Class A common shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A common shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any Class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The Class A common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Class A common shares has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China (PRC)

This prospectus may not be circulated or distributed in the PRC, and the Class A common shares may not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common shares may not be circulated or distributed, nor may the Class A common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
b)	where no consideration is or will be given for the transfer;
c)	where the transfer is by operation of law;
d)	as specified in Section 276(7) of the SFA; or
e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the Class A common shares offered hereby and certain other matters of Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel. Certain other matters of U.S. federal and New York State law will be passed upon for us by Jones Day, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statement of Cibus Ltd. as of September 17, 2018 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Cibus Global, Ltd. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form S-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

EXCHANGE CONTROLS

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the Class A common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our designated capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes without the need for prior approval of such issue or transfer, so long as any of the Class A common shares remain listed on an appointed stock exchange.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are incorporated under the laws of Bermuda. As a result, the rights of holders of our Class A common shares will be governed by Bermuda law and our Memorandum of Association and Bye-Laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

Report of Independent Registered Public Accounting Firm

To the Sole Director and Shareholder of Cibus Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cibus Ltd. as of September 17, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 17, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting. Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California
September 28, 2018

We have served as the Company's auditor since 2018.

CIBUS LTD.
Balance Sheet

September 17, 2018
Assets
Cash and cash equivalents	$—
Total assets	$—
Commitments and contingencies
Shareholders’ Equity
Common stock, $0.00001 par value, 1 share authorized, issued and outstanding	$—
Total shareholders’ equity	$—

The accompanying notes are an integral part of this balance sheet.

CIBUS LTD.
 Notes to Balance Sheet

1.	Organization and Background

Cibus Ltd. (“Company”, “we” or “our”) was incorporated in Bermuda on September 12, 2018. Pursuant to a reorganization into a holding company structure, we will be a holding company and our principal asset will be a controlling equity interest in Cibus Global, Ltd. (“Cibus Global”). As the sole director of Cibus Global, we will operate and control all of the business and affairs of Cibus Global, and through Cibus Global and its subsidiaries, conduct our business.

Basis of Presentation

The balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Statements of income, changes in stockholders’ equity and cash flows have not been presented because we have not engaged in any business or other activities except in connection with our formation.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments purchased with a remaining maturity of 90 days or less at the date of acquisition to be cash equivalents. All cash and cash equivalents as of the balance sheet date was cash on hand held in deposit, and is carried at fair value, which approximates carrying value.

Income Taxes

We are treated as a subchapter C corporation, and therefore, are subject to both federal and state income taxes. Cibus Global continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

3.	Shareholders’ Equity

On September 12, 2018, we were authorized to issue one share of common stock, $0.00001 par value. As of the balance sheet date, we issued, for $0.00001, and had outstanding one share.

4.	Subsequent Events

Subsequent events have been evaluated through September 24, 2018, the date the balance sheet was available to be issued.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cibus Global, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cibus Global, Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and cash used in operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Diego, California
September 28, 2018

We have served as the Company's auditor since 2015.

CIBUS GLOBAL, LTD.
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$6,549	$7,173
Accounts receivable, net of allowance for doubtful accounts of $0 and $110	187	26
Due from related party, net of allowance for doubtful accounts of $359 and $359	13	13
Inventory	1,256	798
Restricted cash	402	535
Prepaid expenses and other current assets	464	192
Total current assets	8,871	8,737
Property and equipment, net	4,103	4,300
Other assets	154	153
Total assets	$13,128	$13,190
Liabilities and Shareholders’ Deficit
Current liabilities
Accounts payable	$2,172	$1,462
Accrued expenses	2,924	2,220
Due to related party	1,084	684
Deferred revenue	2,400	535
Notes payable, current	342	191
Deferred rent, current	367	284
Capital lease obligations, current	179	171
Total current liabilities	9,468	5,547
Notes payable, net of current portion	17	226
Capital lease obligations, net of current portion	173	295
Deferred rent, net of current portion	5	371
Royalty obligation - related parties	20,935	15,676
Total liabilities	30,598	22,115
Commitments and contingencies (Note 16)
Shareholders’ deficit
Series A convertible preferred shares, no par value; 90,000,000 shares authorized in 2017 and 2016; 59,706,408 and 59,517,654 shares issued and outstanding at December 31, 2017 and 2016, respectively; $101,294 liquidation preference at December 31, 2017	55,854	55,732
Series B convertible preferred shares, no par value; 35,500,000 shares authorized in 2017 and 2016; 30,827,791 shares issued and outstanding at December 31, 2017 and 2016; $57,031 liquidation preference at December 31, 2017	54,729	54,729
Series C convertible preferred shares, no par value; 29,000,000 shares authorized in 2017; 11,388,021 shares issued and outstanding at December 31, 2017; $23,915 liquidation preference at December 31, 2017	23,312	—
Voting common shares, no par value; 189,500,000 and 155,680,449 shares authorized in 2017 and 2016, respectively; none issued and outstanding	—	—
Nonvoting common shares, no par value; 35,000,000 and 30,180,449 shares authorized in 2017 and 2016, respectively; 26,101,569 and 16,285,908 shares issued and outstanding at December 31, 2017 and 2016, respectively	811	714
Additional paid-in capital	41,973	33,200
Accumulated other comprehensive loss	(17)	(64)
Accumulated deficit	(194,132)	(153,236)
Total shareholders’ deficit	(17,470)	(8,925)
Total liabilities and shareholders’ deficit	$13,128	$13,190

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Operations
(In thousands, except share data)

	Year Ended December 31,
	2017	2016
Revenue:
Product sales, net	$1,839	$597
Collaboration and research	848	1,196
Collaboration and research - related party	—	440
Total revenue	2,687	2,233

Operating expenses:
Cost of product sales	1,060	1,007
Selling, general and administrative	13,752	13,052
Research and development	17,111	19,854
Total operating expenses	31,923	33,913
Loss from operations	(29,236)	(31,680)

Other (income) expense, net:
Interest income	—	(6)
Interest expense	78	57
Interest expense - related parties	6,179	61
Interest expense, royalty obligation - related parties	5,259	4,225
Other expense, net	144	22
Total other (income) expense, net	11,660	4,359
Loss on equity method investment	—	(100)
Net loss	$(40,896)	$(36,139)
Less: Deemed distribution to preferred shareholders	(5,314)	—
Net loss attributable to common shareholders	$(46,210)	$(36,139)
Net loss per share attributable to common shareholders, basic and diluted	$(3.40)	$(3.54)
Weighted average shares used to compute basic and diluted net loss per share	13,592,554	10,194,591
Pro forma net loss per share - basic and diluted (unaudited)	(0.38)
Pro forma weighted average shares outstanding basic and diluted (unaudited)	106,663,864

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,
	2017	2016
Net loss	$(40,896)	$(36,139)
Other comprehensive income
Foreign currency translation adjustment	47	7
Comprehensive loss	$(40,849)	$(36,132)

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Changes in Shareholders’ Deficit
(In thousands, except share data)

	Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Series C Convertible Preferred Shares		Nonvoting Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2016	59,485,763	$55,673	22,765,661	$40,877	—	$—	13,473,297	$546	$31,052	$(71)	$(117,097)	$10,980
Issuance of Series A convertible preferred shares	31,891	59	—	—	—	—	—	—	—	—	—	59
Issuance of Series B convertible preferred shares, net of issuance costs	—	—	8,062,130	14,217	—	—	—	—	—	—	—	14,217
Warrants issued in connection with issuance Series B convertible preferred shares	—	—	—	(365)	—	—	—	—	365	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	2,467,328	61	—	—	—	61
Issuance of restricted stock for services	—	—	—	—	—	—	463,216	108	—	—	—	108
Repurchase of nonvoting common shares	—	—	—	—	—	—	(117,933)	(1)	(9)	—	—	(10)
Share-based compensation	—	—	—	—	—	—	—	—	1,731	—	—	1,731
Imputed interest on due to related party	—	—	—	—	—	—	—	—	61	—	—	61
Foreign currency translation	—	—	—	—	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	—	—	—	—	(36,139)	(36,139)
Balances at December 31, 2016	59,517,654	$55,732	30,827,791	$54,729	—	$-	16,285,908	$714	$33,200	$(64)	$(153,236)	$(8,925)

Issuance of Series A convertible preferred shares	188,754	122	—	—	—	—	—	—	—	—	—	122
Series A preferred warrant modification	—	—	—	—	—	—	—	—	5,314	—	—	5,314
Deemed distribution to preferred shareholders	—	—	—	—	—	—	—	—	(5,314)	—	—	(5,314)
Issuance of Series C convertible preferred shares, net of issuance costs	—	—	—	—	11,388,021	23,438	—	—	—	—	—	23,438
Warrants issued in connection with issuance Series C convertible preferred shares	—	—	—	—	—	(126)	—	—	126	—	—	—
Warrants issued in connection with convertible promissory notes	—	—	—	—	—	—	—	—	5,985	—	—	$5,985
Issuance of restricted stock	—	—	—	—	—	—	10,227,992	102	—	—	—	102
Issuance of restricted stock for services	—	—	—	—	—	—	146,945	1	—	—	—	1
Repurchase of nonvoting common shares	—	—	—	—	—	—	(559,275)	(6)	—	—	—	(6)
Share-based compensation	—	—	—	—	—	—	—	—	2,585	—	—	2,585
Imputed interest on due to related party	—	—	—	—	—	—	—	—	77	—	—	77
Foreign currency translation	—	—	—	—	—	—	—	—	—	47	—	47
Net loss	—	—	—	—	—	—	—	—	—	—	(40,896)	(40,896)
Balances at December 31, 2017	59,706,408	$55,854	30,827,791	$54,729	11,388,021	$23,312	26,101,570	$811	$41,973	$(17)	$(194,132)	$(17,470)

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(40,896)	$(36,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,260	1,574
Share-based compensation	2,585	1,731
Interest expense - related parties	6,062	61
Write-down of inventory	100	331
Other adjustments	42	93
Changes in operating assets and liabilities:
Accounts receivable	(161)	42
Due from related party	—	(13)
Inventory	(589)	(729)
Prepaid expenses and other current assets	(271)	66
Other assets	(1)	21
Accounts payable	478	671
Accrued expenses	982	954
Due to related party	400	106
Deferred revenue	1,865	(257)
Deferred rent	(284)	(202)
Interest payable, royalty obligation - related parties	5,259	4,225
Net cash used in operating activities	(23,169)	(27,465)
Cash flows from investing activities
Purchase of property and equipment	(1,189)	(1,901)
Investment in equity method investee	—	(100)
Change in restricted cash	133	257
Net cash used in investing activities	(1,056)	(1,744)
Cash flows from financing activities
Principal payments - capital leases	(190)	(82)
Proceeds from new capital leases	77	457
Principal payments - notes payable	(191)	(372)
Proceeds from notes payable	132	—
Proceeds from issuance of Series B convertible preferred shares, net of issuance costs	—	26,794
Proceeds from issuance of Series C convertible preferred shares, net of issuance costs	14,678	—
Proceeds from issuance of notes payable from shareholders	9,000	—
Repurchase of nonvoting common shares	(6)	(10)
Proceeds from issuance of nonvoting common shares	96	62
Net cash provided by financing activities	23,596	26,849

Effect of exchange rate changes on cash	5	7
Net decrease in cash and cash equivalents	(624)	(2,353)
Cash and cash equivalents
Beginning of year	7,173	9,526
End of year	$6,549	$7,173

The accompanying notes are an integral part of these consolidated financial statements.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements
(In thousands, expect share and per share data)

1.	Nature of Business and Organization

Cibus Global, Ltd., a British Virgin Islands Company, (“Cibus” or the “Company”) was formed on November 5, 2001.

Cibus is a biotechnology company using advanced technologies to develop desirable plant traits for the global seed industry. Cibus has developed and is commercializing a proprietary and highly differentiated gene-editing technology that enables the Company to efficiently introduce customizable, specific and predictable value-enhancing traits into plants and microorganisms. Cibus’ non-transgenic gene-editing aproach accelerates the processes that underlie natural breeding as a means to increase crop yields realized by farmers, to develop healthier food for consumers, and to reduce waste for a sustainable agricultural ecosystem.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.

In accordance with Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, management is required to perform a two-step analysis over its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (step 2).

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations through equity financings. The Company expects to continue to incur net losses for at least the next several years. For the years ended December 31, 2017 and 2016, the Company incurred net losses of $40.9 million and $36.1 million, respectively, and used cash in operations of $23.2 million and $27.5 million, respectively. As of December 31, 2017, the Company had an accumulated deficit of $194.1 million and cash and cash equivalents of $6.5 million. After December 31, 2017 and prior to the date the consolidated financial statements were issued, the Company issued 21.8 million shares of Series C preferred shares for gross proceeds of $45.8 million (Note 18). Management has prepared cash flow forecasts which indicate that based on the Company’s expected operating losses and negative cash flows, there is substantial doubt about the Company’s ability to continue as a going concern without raising additional capital within 12 months after the date that the consolidated financial statements as of and for the year ended December 31, 2017 are issued.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional funding. Management intends to raise additional capital through a combination of equity offerings, commercial sales transactions, and collaboration and license agreements. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

2.   Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cibus Global, Ltd. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company’s historical experience, knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions. Key estimates made by the Company include revenue recognition, collectability of receivables, including amounts from related parties, valuation of inventory, impairment of long-lived assets, valuation of share-based awards and related share-based compensation expense, and the valuation of the royalty obligation.

Fair Value Measurements of Financial Instruments

The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Under ASC 820, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business. ASC 820 clarifies fair value should be based on assumptions market participants would use when pricing the asset or liability and establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to observable unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The carrying amounts reflected in the consolidated balance sheets for accounts receivable, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2017, and 2016, the Company did not have any cash equivalents.

Restricted Cash

As of December 31, 2017, and 2016, the Company had restricted cash of $0.4 million and $0.5 million, respectively, consisting of payments received from a collaboration agreement which requires the funds to be segregated in a separate account and only to be used for research and development activities under the related grant agreement.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Accounts Receivable

Accounts receivable are recorded at the amounts billed relating to contracted research and development services provided or the sale of product. The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for receivables when collection becomes doubtful. Accounts receivable are written off when management believes that all efforts to collect the amounts outstanding have been exhausted. The allowance for doubtful accounts is estimated by management based on evaluations of its historical bad debt, current collection experience and estimate of remaining collectability. Bad debt expense is recorded as necessary to maintain an appropriate level of allowance for doubtful accounts in selling, general and administrative expense.

Inventory

Inventory consists of parent seed, work in progress and finished goods, and is stated at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale of goods.

The Company uses the first-in, first-out method of valuing inventory. The value of inventory comprises the costs to produce parent seed which are generally incurred under a parent line production agreement with third party breeder; the costs involved in converting parent seed into hybrid seed available for sale; and, other costs incurred under toll processing arrangements with third parties to prepare the hybrid seed for sale such as applying seed treatment, seed packaging and storage.

The Company utilizes third-party seed producers in the United States and Chile to convert parent seed into saleable hybrid seed. The final value of the Company’s work in progress inventory is determined when the hybrid seed is harvested, and the yield can be determined pursuant to the terms of the Company’s seed production agreements. The value of the Company’s work in progress inventory in Chile is based on management’s best estimates as of December 31, 2017. The final cost and quantities of the hybrid seed produced may vary from the estimated cost and quantities due largely from environmental factors such as weather and disease.

The carrying value of inventory is adjusted to its estimated net realizable value by management based on evaluation of the quantity and quality of seed stock on hand together with the projected production yields and estimated customer demand. The impairments are recorded as a cost of product sales. The Company’s inventory impairment charges were $0.1 million and $0.3 million for the years ended December 31, 2017 and 2016, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. The Company capitalizes lab equipment used for research and development if it has alternative future use in research and development or otherwise. Depreciation of lab equipment, furniture and computer equipment and software is recorded using a straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Amortization of leasehold improvements is recorded using a straight-line method over the lesser of the estimated useful lives of the improvements or the remaining life of the lease. Expenditures which substantially increase the useful life of an asset, are capitalized. Expenditures for repairs and maintenance are expensed as incurred.

Construction in progress includes the development of laboratory equipment to be used in the Company’s research and development efforts. The laboratory equipment will be placed in service when the equipment is ready for its intended use and will be depreciated over the estimated useful life of five years.

Long-Lived Assets

The Company periodically reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

adjustments to carrying values or estimated useful lives. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset or asset group over the estimated asset’s fair value. Management determined no impairment existed during the years ended December 31, 2017 and 2016.

Leases

Leased property meeting the capital lease criteria is capitalized, and the net present value of the related lease payments is recorded as a liability. Amortization of leased assets under capital leases is recorded using the straight-line method over the shorter of the estimated useful lives or the lease terms.

Investments in Other Entities

The Company uses the equity method to account for investments in common stock of corporations in which it has a voting interest of between 20% and 50% or in which the Company otherwise has the ability to exercise significant influence. The equity method requires the Company to initially measure its investment at cost and subsequently adjust its investment for its share of the net income (loss) of its investees. Other equity investments are accounted for under the cost method.

The carrying values of the Company’s equity investments were zero as of December 31, 2017 and 2016. The Company does not have the obligation to share in the losses of its equity method investments.

Revenue Recognition

Revenue Recognition for Product Sales, Net

The Company recognizes sales of commercial seed when the sale meets the four criteria for revenue recognition: (1) persuasive evidence of an arrangement exists, (2) the products have been delivered and title to the product and associated risk has been passed to the customer, (3) the price to the customer is fixed or determinable, and (4) collectivity is reasonably assured.

Certain customers of the Company’s commercial seed products have the option to return purchased seed. The Company records a provision for potential returns against sales. The return period is of short duration and no sales were subject to return at December 31, 2017 and 2016.

The Company offers sales incentives to its customers generally in the form of price discounts, volume and loyalty rebates, and promotional trips. Cash consideration provided to customers is recorded as a reduction of revenue and non-cash incentives provided to customers are recorded as costs of product sales.

The Company offers advance payment options to customers, pursuant to which the customer receives a discount at the time of seed purchase. Cash received in advance under these arrangements is recorded as deferred revenue and is recognized as revenue upon satisfaction of the criteria above.

Revenue Recognition for Collaboration Agreements

The Company’s collaboration agreements contain multiple elements, including payments for reimbursement of research and development costs, payments for ongoing research and development, and payments associated with achieving certain scientific, regulatory or commercial milestones. Revenues are recognized as earned, generally based on performance of the service as agreed upon in the collaboration agreement, under which the price is fixed or determinable and collectability is reasonably assured.

Revenue for research and development services under the Company’s collaboration agreements is recognized as services are performed. If there is no discernible pattern of performance or objective performance measures do not exist, revenue under the arrangement is recognized on a straight-line basis over the period that the performance obligations are expected to be met. If the pattern of performance in which the service is provided to the collaboration partner can be determined and objectively measurable performance exists, then revenue under the arrangement is recognized using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative revenue earned, determined using the straight-line method or proportional performance, as applicable, as of the reporting date.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Cash received in advance of performance of the underlying research and development services is recorded as deferred revenue and recognized as revenue when services are performed. Generally, cash received is non-refundable as the outcome of research and development services are uncertain by nature as the risk of failure lies with the party requesting the services.

Cost of Product Sales

Cost of product sales include costs associated with growing seed for commercial sale, seed processing and distribution costs. Distribution cost include freight and handling costs associated with shipping product to customers. Additionally, non-cash sales incentives, such as promotion trips to the Company’s headquarters, provided to certain end-users are recorded as cost of product sales.

Selling, General and Administrative Expenses

All selling and marketing expenses, including advertising expenses and allocated facility costs including rent, utilities, maintenance expenses and depreciation and amortization, are included in selling, general and administrative expenses in the consolidated statements of operations. Advertising costs for the years ended December 31, 2017 and 2016 were $0.3 million and $0.2 million, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred in performing research and development activities and include salaries, lab supplies, equipment used in research and development activities, consultant fees, and allocated facility costs including rent, utilities, maintenance expenses and depreciation and amortization.

The Company expenses patent application costs and related legal costs for maintenance of such patents as incurred and are included in research and development expenses.

Royalty Obligation – Related Parties

For purposes of determining the Company’s royalty obligation, it estimates the total amount of future royalty payments over the life of the Warrant Exchange Agreement that it will be required to make to holders of certain warrants that were exchanged for the rights to future royalty payment. The estimated royalty payments are assessed at each reporting date. To the extent the amount or timing of such payments is materially different than the original estimate, the Company will prospectively adjust the effective interest rate and resulting accretion of interest. There are a number of factors that could materially affect the amount and timing of royalty payments such as the sale or licensing of certain products or traits being delayed, being less than expected or being higher than expected. If sales by the Company are less than expected, the interest expense recorded by the Company would be less over the term of the royalty obligation. Conversely, if sales by the Company are more than expected, the interest expense recorded by the Company would be greater over the term of the royalty obligation. The Company’s estimate resulted in an effective annual interest rate of 29.7% as of December 31, 2017.

Deferred Offering Costs

Deferred public offering costs primarily consist of legal, accounting and filing fees relating to the Company’s planned initial public offering (“IPO”). The deferred offering costs will be offset against the IPO proceeds upon the consummation of the offering. In the event the offering is significantly delayed or aborted, deferred offering costs will be expensed. No deferred offering costs were recorded as of December 31, 2017.

Share-Based Compensation

Share-based compensation to employees, for awards of restricted common shares, is measured at the fair value of the award on the date of grant based on the total number of awards that are ultimately expected to vest, less any consideration to be paid by the employee. The Company does not apply a forfeiture rate to estimate forfeitures expected to occur, rather forfeitures are accounted for as they occur. The compensation expense

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

resulting from share-based compensation to employees is recognized ratably over the vesting period of the award in operating expenses in the consolidated statements of operations. Share-based compensation related to nonemployees for services rendered is recorded at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured, and recognized as the services are performed. The fair value of nonemployee share-based compensation is remeasured each period until a commitment date is reached, which is generally the vesting date.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes in the United States. As such, the Company is not a tax paying entity for federal income tax purposes. Each shareholder is individually responsible for their share of the Company’s net income (loss) for federal income tax purposes. Accordingly, there is no income tax provision for United States income tax purposes recorded in the accompanying consolidated statements of operations.

Foreign Currency

The accompanying consolidated financial statements are presented in United States dollars (“USDs”) as the reporting currency. For those foreign subsidiaries where the Company has determined that the functional currency is the entity’s local currency, the assets and liabilities of such subsidiaries are translated into USD using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into USDs using average exchange rates in effect during the reporting period. Any translation adjustments are presented as accumulated other comprehensive loss, within shareholders’ deficit. Foreign currency transaction gains and losses are included in other (income) expense, net within the accompanying consolidated statements of operations and were immaterial for all periods presented. The Company’s non-USD functional currencies are the Euro, the Canadian dollar and the British pound.

Segment Reporting and Geographic Information

Management has determined that the Company has one operating segment, research and development of plant gene editing, which is consistent with the Company structure and how it manages the business. Furthermore, the Company's Chief Operating Decision Maker, which is the Company's Chief Executive Officer, monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources. All of the Company’s revenue for the years ended December 31, 2017 and 2016 were generated in the United States.

Concentration of Revenue

The Company’s revenue are concentrated to a limited number of collaboration partners and distributors. For the year ended December 31, 2017, one collaboration partner and two distributors represented 88% of the Company’s revenue, with the collaboration partner and the two distributors individually representing 24%, 48% and 16% of the Company’s revenue, respectively. For the year ended December 31, 2016, three collaboration partners and one distributor represented 95% of the Company’s revenue, with the three collaboration partners and the distributor individually representing 33%, 20%, 17% and 25% of the Company’s revenue, respectively.

Net Loss Per Share

The Company computes basic and diluted net loss per share in conformity with the two-class method required for participating securities. Redeemable convertible preferred shares are considered participating securities for purposes of this calculation. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to holders of common stock. However, the two-class method does not impact the net loss per share, as the Company is in a loss position for each of the periods presented and redeemable convertible preferred shares do not participate in losses.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. The Company’s potentially dilutive securities which include Series A convertible preferred shares, Series B convertible preferred shares, Series C convertible preferred shares, preferred share warrants and nonvested restricted common shares have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share for all periods presented.

The following table sets forth the computation of basic and diluted net loss per share attributable to common shareholders (in thousands, except share and per share data):

	Year Ended December 31,
	2017	2016
Numerator:
Net loss	$(40,896)	$(36,139)
Less: Deemed distribution to preferred shareholders	(5,314)	—
Net loss attributable to common shareholders	$(46,210)	$(36,139)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	13,592,554	10,194,591
Net loss per share attributable to common shareholders, basic and diluted	$(3.40)	$(3.54)

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common shareholders because to do so would be anti-dilutive are as follows (in potentially dilutive securities):

	December 31,
	2017	2016
Series A convertible preferred shares	59,706,408	59,517,654
Series B convertible preferred shares	30,827,791	30,827,791
Series C convertible preferred shares	11,388,021	—
Warrants to purchase convertible preferred shares	28,666,171	24,208,134
Restricted common shares nonvested	10,852,209	4,808,171
	141,440,600	119,361,750

Pro Forma Loss Per Share (Unaudited)

Upon the closing of the proposed IPO, all shares of redeemable convertible preferred shares will automatically convert into common shares. Pro forma basic and diluted net loss per share attributable to common shareholders have been computed to give effect to the conversion of the Company’s Series A, B and C convertible preferred shares into common shares as of the beginning of the period presented or the date of issuance, if later (in thousands, except share and per share data):

Year Ended December 31, 2017
Numerator:
Net loss attributable to common shareholders	$(46,210)
Pro forma adjustment related to deemed distribution to preferred shareholders	5,314
Pro forma net loss attributable to common shareholders	$(40,896)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	13,592,554
Weighted-average pro forma adjustment to reflected assumed conversion of convertible preferred shares used in computing net loss per share	93,071,310
Weighted-average shares used in computing pro forma net loss per share, basic and diluted	106,663,864
Net loss per share attributable to common shareholders, basic and diluted	$(0.38)

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Recently Issued Accounting Pronouncements

As an emerging growth company, the Company has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Subsequently, the FASB issued additional standards related to ASU No. 2014-09: ASU No. 2016-08, Principal versus Agent Considerations, ASU No. 2016-10, Identifying Performance Obligations and Licensing, ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. Under the new revenue recognition guidance, an entity is required to recognize an amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company expects to adopt this pronouncement on January 1, 2018 and will utilize the modified retrospective approach. However, the Company does not anticipate the impact of adopting this pronouncement to have a material impact on its financial position, results of operations and disclosures for the years ended December 31, 2017. The Company does expect that revenue recognition for product sales will generally occur sooner than they would have under the previous accounting standard. For the years ended December 31, 2017 and 2016, the Company’s product sales were recognized in the third fiscal quarter.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this ASU require, among other things, lessees to recognize and a right-of-use asset and a lease liability in the balance sheet for all leases. The lease liability will be measured at the present value of the lease payments over the lease term. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and lessee's initial direct costs (e.g., commissions). For calendar year-end public entities, the new standard will take effect for fiscal years beginning after December 15, 2018. For private entities the new standard will take effect for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Earlier application is permitted as of the beginning of an interim or annual reporting period. While the Company is still evaluating the timing and impact of the adoption of this guidance on its consolidated financial statements, it anticipates that the adoption will result in an increase in the assets and liabilities recorded on its consolidated balance sheet.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice for certain cash receipts and cash payments. The Company does not believe the adoption of this guidance will have a material impact on the financial statements and intends to adopt the guidance on January 1, 2019.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company currently presents changes in restricted cash in the investing section of its consolidated statement of cash flows. The new guidance will not impact financial results but will result in a change in the presentation of restricted cash within the consolidated statements of cash flows. The Company intends to adopt the guidance on January 1, 2019.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718), which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements. The Company will adopt this guidance in its year ending December 31, 2018 and interim periods with in 2018.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company is evaluating the impact of adopting this guidance and intends to adopt the guidance on January 1, 2020.

3.	Inventory

Inventory consists of the following (in thousands):

	December 31,
	2017	2016
Parent seed	$78	$42
Work in progress	981	581
Finished goods	197	175
	$1,256	$798
4.	Property and Equipment, net

Property and equipment consists of the following (in thousands):

		December 31,
	Useful Life	2017	2016
Lab equipment	5-10 years	$6,794	$6,770
Leasehold improvements	5-10 years	2,581	2,422
Furniture	5 years	204	142
Computer equipment and software	3 years	1,062	1,007
Construction in progress	N/A	1,139	376
		11,780	10,717
Less: Accumulated depreciation and amortization		(7,677)	(6,417)
		$4,103	$4,300

Depreciation and amortization for the years ended December 31, 2017 and 2016 was $1.3 million and $1.6 million, respectively.

5.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2017	2016
Accrued salaries, wages and payroll taxes	$860	$805
Accrued seed production costs	688	295
Accrued professional fees	134	238
Accrued field trials	—	180
Accrued research and development costs	378	537
Other	864	166
	$2,924	$2,220

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

6.	Notes Payable

The Company received funds from the landlord of its facilities to fund building improvements which are included in property and equipment, net in the accompanying consolidated balance sheets. The amounts are to be repaid to the landlord in monthly payments bearing interest at rates of 9% to 10% per annum and are due at various dates through January 2019. As of December 31, 2017, and 2016, $0.4 million was outstanding under this arrangement.

Future minimum payments required under notes payable at December 31, 2017 are as follow (in thousands):

Years Ending December 31,
2018	$354
2019	17
371
Less: Amount representing interest and fees	(12)
359
Less: Current portion	(342)
Noncurrent portion	$17
7.	Capital Lease Obligations

The Company leases certain computer and other equipment under capital leases which expire at various dates through March 2020. As of December 31, 2017, and 2016, property and equipment include leased equipment of $0.6 million and $0.6 million, respectively, net of accumulated amortization of $0.2 million and $0.1 million, respectively. Interest expense for leased assets for the years ended December 31, 2017 and 2016 was immaterial.

Future minimum lease payments required under capital lease obligations at December 31, 2017 are as follows (in thousands):

Years Ending December 31,
2018	$210
2019	178
2020	2
390
Less: Amounts representing interest and fees	(38)
352
Less: Current portion	(179)
Noncurrent portion	$173

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

8.	Convertible Preferred Shares and Voting Common Shares

The Company has authorized multiple series of redeemable convertible preferred shares (collectively, the “Preferred Shares”), in addition to voting and non-voting common shares.

Preferred Shares

The number of authorized and outstanding Preferred Shares was as follows (in thousands, expect share amounts):

	December 31, 2017
	Authorized Shares	Outstanding Shares	Carrying Value	Redemption Value
Series A convertible preferred shares	90,000,000	59,706,408	$55,854	$101,294
Series B convertible preferred shares	35,500,000	30,827,791	54,729	57,031
Series C convertible preferred shares	29,000,000	11,388,021	23,312	23,915
Total	154,500,000	101,922,220	$133,895	$182,240

The significant rights, privileges, and preferences of the Preferred Shares as follows:

Voting

The Preferred Shares are entitled to one vote per share and vote together with the voting common shares as a single class.

Conversion

The Preferred Shares are convertible, at the option of the holder at any time and without any additional consideration, into an equivalent number of common shares. In addition, upon (i) the closing of a Qualified Public Offering (defined as a firm commitment underwritten public offering of the Company’s equity securities to the public at a price per share of at least the greater of (a) $3.00 per share or (b) the sum of highest price per share paid for any preferred shares with privileges equivalent to the Series A convertible preferred shares in an offering of such shares made between September 2, 2009 and the date of the public offering, plus all accrued but unpaid preferred returns, dividends or the equivalent with respect to such Preferred Shares), (ii) the closing of a Qualified Liquidation/Change Control Event, or (iii) a Resolution of the Preferred Members, all issued and outstanding Preferred Shares shall automatically be converted into voting common shares on a one-for-one basis.

Liquidation

In the event of a voluntary or involuntary liquidation, proceeds or any other assets of the Company will be distributed as follows:

1.	Unreturned Capital on Series C convertible preferred shares
2.	Unreturned Capital on Series B convertible preferred shares
3.	Series A Preferred Return, if applicable
4.	Unreturned Capital on Series A convertible preferred shares
5.	Nonvoting and voting common shares

Any distribution remaining, after the Series C, B, and A preferred shareholders and nonvoting and voting common shareholders have received their portion in proportion to and to the extent of each such holders’ Unreturned Capital Amount, is distributed to the holders of all shares, pro rata in proportion to their overall percentage interest. The Unreturned Capital Amount for Series C, B, and A preferred shareholders as of December 31, 2017 was $23.9 million, $57.0 million, and $78.8 million, respectively. The Series A convertible preferred shareholders accrued a cumulative Series A Preferred Return at 10% per annum, until the initial closing of the Series B preferred share purchase agreement at July 29, 2015. The cumulative Series A Preferred Return was $22.5 million as of December 31, 2017.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Redemption

The Preferred Shares are not redeemable.

Preferred Share Issuances

During the year ended December 31, 2016, 8.1 million Series B convertible preferred shares were issued at $1.85 per share, with offering expenses of $0.7 million.

During the year ended December 31, 2017, 11.4 million Series C convertible preferred shares were issued at $2.10 per share, with offering expenses of $0.5 million.

Voting Common Shares

Voting common shares are reserved for the conversion of Series A, B and C preferred shares and nonvoting common shares. Each voting common share entitles the holder to cast one vote at all member meetings. No voting common shares have been issued as of December 31, 2017.

9.	Warrants to Purchase Convertible Preferred Shares

The Company has warrants to purchase preferred shares outstanding at December 31, 2017 as follows:

	Preferred Shares Underlying Warrants	Weighted Average Exercise Price	Expiry Date
Series A convertible preferred shares	23,740,487	$2.01	2022-2027
Series B convertible preferred shares	467,647	$1.85	2022-2023
Series C convertible preferred shares	4,458,037	$2.10	2024-2027

Warrants To Purchase Series A Convertible Preferred Shares

The Company has outstanding warrants to purchase a total of 23.7 million shares of Series A convertible preferred shares at December 31, 2017 and 2016. These warrants were primarily issued in connection with the sale of Series A convertible preferred shares. Warrants to purchase 0.1 million shares of Series A convertible preferred shares have exercise prices of $4.00 to $4.50 and expire between February 2022 and December 2023. Warrants to purchase 23.6 million shares of Series A convertible preferred shares have an exercise price of $2.00 and expire between September 2024 and January 2027. The warrants are equity classified.

On March 30, 2017 the Company modified the expiration date of 23.7 million outstanding warrants to purchase Series A convertible preferred shares. The modification extended the expiration date of each warrant five years from the then current expiration date. The incremental fair value associated with the modification was $5.3 million and was recorded as a deemed distribution to preferred shareholders within additional paid-in capital in the year ended December 31, 2017. The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrants as of March 30, 2017 were as follows:

	Pre-Modification	Post Modification
Risk-free interest rate	0.7% - 1.9%	1.9% - 2.4%
Expected volatility	45.2% - 47.8%	45.6% - 54.8%
Expected term (in years)	0.0 - 4.8	4.8 - 9.8
Expected dividend yield	—	—
Fair value of Series A convertible preferred shares	$0.77	$0.77

Warrants To Purchase Series B Convertible Preferred Shares

For services provided in connection with the 2016 Series B convertible preferred share offering the Company issued 246,486 warrants. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series B convertible preferred shares at an exercise price of $1.85 per share with a term of seven

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

years from the date of issuance. The 2016 warrants are equity classified and were recorded as issuance costs of the Series B convertible preferred shares. The warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $0.4 million.

Warrants To Purchase Series C Convertible Preferred Shares

In September 2017, the Company also issued 4,341,421 warrants to purchase Series C convertible preferred shares on a one-for-one basis to existing shareholders and directors of the board in connection with the conversion of the convertible promissory notes into Series C convertible preferred shares (Note 12). Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $2.10 per share with a ten-year term. The 2017 warrants were treated as a debt discount and the fair value of the warrants was recorded as interest expense on the consolidated statement of operations. The 2017 warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $6.0 million. Assumptions used in the Black-Scholes option pricing model to determine fair value of the warrants include, risk free-interest rate of 2.27%, expected term of ten years, expected volatility of 54.8% and expected dividend yield of zero.

For services provided in connection with the offerings in 2017, the Company issued 116,616 warrants to purchase Series C convertible preferred shares. Such warrants are fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $2.10 per share with a seven-year term. The 2017 warrants are equity classified and were recorded as issuance cost of the Series C convertible preferred shares. The 2017 warrants were valued using the Black-Scholes option pricing model and were determined to have an aggregate fair value of $0.1 million.

10.	Nonvoting Common Shares and Share−Based Compensation

Nonvoting Common Shares

The Company’s nonvoting common shares include shares issued under the Company’s Stock Option Plan and shares issued under the Company’s Restricted Shares Plan.

The following table summarizes the Company’s nonvoting common shares according to these restrictions:

	December 31,
	2017	2016
Shares issued under the stock option plan	1,136,859	1,136,859
Shares issued under the restricted shares plan, subject to threshold values:
Restricted shares nonvested	10,852,209	4,808,171
Restricted shares vested	14,112,501	10,340,878
	24,964,710	15,149,049
Total nonvoting common shares outstanding	26,101,569	16,285,908

Nonvoting shareholders, except for restricted shares nonvested, are entitled to share in distributions from the Company after Series C, Series B and Series A preferred shareholders receive their distributions and with respect to shares issued under the restricted shares plan that have vested, the amount of the distribution exceeds a predetermined threshold value. Nonvoting common shares, except for restricted shares nonvested, are to be converted to voting common shares in the event of a closing of a qualified public offering of the shares of Cibus Global, Ltd., as defined in the Agreement.

Restricted Shares

The Company’s restricted shares are issued in accordance with the restricted shares purchase plan (“Restricted Shares Plan”) which allows for a total of 26,750,608 shares to be issued, which number will automatically increase in connection with any future equity financing transactions undertaken by the Company such that the total number of Common Shares which may be issued under the Restricted Shares Plan shall

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

represent 15% of the Company’s outstanding equity on a fully-diluted basis. Under the Restricted Shares Plan, the Company issued restricted shares to members of the Board, employees, advisors, consultants or similar other service providers. The restricted shares are subject to both a vesting schedule and a defined threshold value, equal to the estimated fair value of a nonvoting common share on the issuance date. Restricted shares issued under the Restricted Shares Plan vest based on a grant date vesting schedule as determined by the Board of Directors, generally over a period of 48 months. Shares are sold to participants for $0.01 per share. Holders of vested shares are entitled to share in distributions from the Company after Series C, Series B and Series A preferred shareholders receive their distributions and the amount of the distribution exceeds the predetermined threshold value. The Restricted Shares Plan shall have a term ending on March 14, 2026, after which no additional shares shall be issued pursuant to the Restricted Shares Plan.

Under the Restricted Shares Plan, the Company may exercise the right to repurchase certain shares after the release of the vesting restriction if the holder ceases to provide continuous service to the Company. The repurchase price of vested shares is the fair value of the shares, as determined by the Company, at the date of the termination of continuous service subject to a previously defined threshold value. The repurchase price for non-vested shares is $0.01, which is the price at which the shares were initially purchased.

On March 30, 2017 the Company modified the threshold value of 15,149,878 restricted shares issued prior to December 31, 2016. The modification established the threshold value of the restricted shares at $0.49 per share. The weighted average threshold value of the restricted shares was $1.01 per share prior to the modification. The incremental expense associated with the modification was $2.0 million. The Company recognized $1.4 million of additional share-based compensation expense in the year ended December 31, 2017 associated with vested restricted shares. The remaining $0.6 million of incremental expense will be recognized straight-line over the remaining vesting period which ranges from one to three years.

As of December 31, 2017, 14,112,501 of the shares issued under the Restricted Shares Plan have vested in accordance with the terms of the underlying purchase agreements, which are subject to a threshold value of $0.49 per share, and 10,852,209 of the restricted shares are nonvested. In the event of a qualified public offering, as defined in the Agreement, vested shares convert to common shares at a conversion rate of the then-fair-market value of each vested share less the applicable threshold value of each vested share, divided by the value of the qualified offering price per share of common stock.

The grant date fair value of restricted shares during the years ended December 31, 2017 and 2016 was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. During the year ending December 31, 2017, the grant date fair value of restricted shares is determined using a probability-weighted expected return method (“PWERM”) using the fair value of the Company’s common shares. Under the PWERM methodology, the fair value of the Company’s securities are estimated based upon an analysis of hypothetical future exit values for the Company, assuming potential exit events and time horizons. The future security values are based on the expected future returns considering each of the hypothetical future exit events and the rights and preferences of each class of security in each event. The future value of the securities under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the securities. The outcomes evaluated under the PWERM, at each exit date, include near term and long term liquidity events.

During the year ending December 31, 2016, the grant date fair value of restricted shares was determined using an option pricing model (“OPM”). Under the OPM, once the fair market value of the enterprise value is established, shares are valued creating a series of call options with exercise prices based on the liquidation preferences and conversion behavior of the different classes of equity. Accordingly, the aggregate equity value is allocated to each of the classes of equity shares issued and outstanding based on their rights and preferences. In order to determine the fair market value of the enterprise, the Company utilized a market approach to estimate the Company’s equity value.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

The following table summarizes information regarding nonvested restricted shares:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted shares nonvested at January 1, 2017	4,808,171	$0.46

Granted	10,374,936	$0.34
Vested	(3,793,393)	$0.45
Repurchased	(537,505)	$0.32
Restricted shares nonvested at December 31, 2017	10,852,209	$0.35

Restricted shares vested at December 31, 2017	14,112,501
Total restricted shares outstanding under the restricted shares plan	24,964,710

The total fair value of restricted shares vested during the years ended December 31, 2017 and 2016 was $1.7 million and $0.9 million, respectively.

Share-Based Compensation

The Company recognizes share-based compensation for the difference between the grant date fair value and the amount per share paid by the employee. The grant date fair value of restricted stock is estimated based on the valuation of the Company’s equity securities. Share-based compensation is recognized ratably over the vesting period. During the years ended December 31, 2017 and 2016, the Company recognized $2.6 million and $1.7 million, respectively, of share-based compensation related to restricted shares of which $1.9 and $1.3 million, respectively, was included in selling, general and administrative expense and $0.7 million and $0.4 million, respectively, was included in research and development expense. The Company has unrecognized compensation costs related to restricted shares of $3.1 million as of December 31, 2017, and the weighted average period over which these costs is expected to be recognized is 3.24 years.

Stock Options

The Company previously granted stock options to employees, non-employees, Board members and consultants. The Company terminated all outstanding options on June 30, 2016 and exchanged them for 263,939 restricted shares with a threshold value of $0.60 per share. There were no options outstanding at December 31, 2017 or 2016.

The vesting terms of the restricted shares exchanged for the options follow the original vesting schedule of the exchanged options, which resulted in 209,735 restricted shares vesting upon the exchange and the remainder of the restricted shares vesting quarterly through March 2019. Compensation expense recorded in 2016 related to the restricted shares issued in connection with the exchange amounted to $0.1 million.

There was no compensation expense related to stock options in the year ended December 31, 2017.

11.	Royalty Obligation – Related Parties

In 2014 the Company entered into a Warrant Transfer and Exchange Agreement (the “Warrant Exchange Agreement”) between the Company and certain Series A convertible preferred shareholders, including members of the Board and Management, who were also the holders of warrants to purchase Series A convertible preferred shares. Under the Warrant Exchange Agreement the holders of certain warrants (the “Royalty Holders”) were provided the right to exchange their warrants for future royalty payments equal to 10% of the Subject Revenues. Subject Revenues include all revenues earned by the Company, including consideration attributable to canola seed products and other crop traits developed using the Company’s RTDS, but excluding specifically, (i) revenues attributable to the Nucelis product line, (ii) amounts received from the sale or disposition of the Company’s assets to the extent the purchaser agreements to be bound by the Agreement, (iii) payments for the Company’s capital stock, and (iv) as well as revenues attributable to collaboration and research projects. Royalty payments will begin in the first fiscal quarter after which the aggregate Subject Revenues during any consecutive

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

12-month period equals or exceeds $50 million, at which point the Company will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. Additionally, the Company granted the Royalty Holders a continuing security interest in certain intellectual property of the Company to secure the payment and performance of the Company's obligations under the Warrant Exchange Agreement.The initial term of the Warrant Exchange Agreement is 30 years and may be extended for an additional 30-year term if the holders provide written notice and make a payment of $100. The exchange right was limited to 12,397,200 warrants, which were fully exchanged in 2014 and 2015. The aggregate value of warrants exchanged was $9.9 million and the amount was initially recorded as a Royalty Obligation liability in the year ended December 31, 2015 and changes in the liability are accreted to interest expense using the effective interest method over the term of the royalty arrangement.

For purposes of determining the Royalty Obligation, the Company estimates the total amount of future royalty payments over the life of the agreement that it will be required to make to Royalty Holders. The estimated royalty payments are assessed at each reporting date. To the extent the amount or timing of such payments is materially different than the original estimate, the Company will prospectively adjust the effective interest rate and resulting accretion of interest. There are a number of factors that could materially affect the amount and timing of royalty payments such as the sales or licensing of certain products or traits being delayed, being less than expected or being higher than expected. If sales by the Company are less than expected, the interest expense recorded by the Company would be less over the term of the Royalty Obligation. Conversely, if sales by the Company are more than expected, the interest expense recorded by the Company would be greater over the term of the Royalty Obligation. The Company’s estimate resulted in an effective annual interest rate of 29.7% as of December 31, 2017.

The Royalty Obligation activity is as follows (in thousands):

	2017	2016
Royalty obligation at January 1,	$15,676	$11,451
Interest expense recognized	5,259	4,225
Royalty obligation at December 31,	$20,935	$15,676
12.	Related Party Transactions

Convertible Promissory Notes

In 2017, the Company received additional funding from existing shareholders and directors of the Board through the issuance of $9.0 million of convertible promissory notes which accrued interest at a rate of 5% per annum. On September 21, 2017, the outstanding principal of $9.0 million and accrued interest of $0.1 million for the convertible promissory notes were converted into 4,321,421 Series C convertible preferred shares at $2.10 each. In connection with the conversion of the convertible promissory notes, the Company issued 4,321,421 warrants to purchase Series C convertible preferred shares, effective September 21, 2017 (Note 9). The Company recorded $6.0 million of interest expense during 2017 related to the issuance of the warrants.

Due to Related Parties

The Company entered into an arrangement with a company controlled by a director of the Board under which research and development services were performed for the Company. The Company incurred $0.4 million and $0.1 million, (refer to Note 17 − Revision of Previously Issued Audited Financial Statements for the Year Ended December 31, 2016) of research and development expenses under this arrangement for the years ended December 31, 2017 and 2016, respectively. In 2017, the service provider transferred its rights to amounts owed to another entity wholly owned by the same director. In each of the years ended December 31, 2017 and 2016, the Company calculated imputed interest at an interest rate of 10% per annum, resulting in $0.1 million of imputed interest expense being reported on the amount due to the related party as an additional contribution of capital.

In 2018 the Company issued 515,979 Series C preferred shares at $2.10 per share to the director in exchange for the full settlement of the amount owed under the research and development services arrangement.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

Due from Related Parties

Due from related parties is recorded at the amounts billed to the related parties for services provided or product sold. The Company makes judgements as to its ability to collect amounts outstanding from related parties and provides an allowance for amounts due when collection becomes doubtful. Amounts due from related parties are written off when management believes that all realistic efforts to collect the amounts outstanding have been exhausted. The allowance for amounts due from related parties is estimated by management based on the current collection experience and estimate of remaining collectability.

License and Marketing Agreement

In July 2012, the Company entered into a license and marketing agreement with Rotam Trait Development Company Ltd (“Rotam”), which is controlled by a member of its Board. Under the agreement the Company develops and commercializes certain crop varieties that include traits produced using the Company’s proprietary technology. This agreement imposes various research and development activities on the Company for developing such traits, where Rotam provides funding for the research and development activities, ensures registration of the seed varieties, chemical registration and marketing of the developed traits.

During the year ended December 31, 2016, the Company received cash of $0.4 million under the agreement, and recognized revenues of $0.4 million. There was no cash received or revenue recognized under this agreement in the year ended December 31, 2017.

Under the terms of the agreement the Company has granted an exclusive royalty-bearing license, to make, sell and import the products containing the trait for the sole purpose of commercialization and sale of these products. The commercial committee, as established by the parties, will decide on the sub-licensing of products.

13.	Supplemental Cash Flow Information

Non-cash investing and financing transactions are as follows (in thousands):

	Year Ended December 31,
	2017	2016
Supplemental disclosure of cash flow information
Cash paid for interest	$78	$57

Supplemental disclosures of noncash investing and financing activities
Property and equipment acquired through accounts payable	$—	$125

Conversion of accrued expenses into Series A convertible preferred shares	$122	$59

Conversion of accrued expenses into warrants to purchase convertible preferred shares	$126	$365

Conversion of accrued expenses into Series C convertible preferred shares	$117	$—

Conversion of accrued expenses into restricted shares	$8	$123

Conversion of notes payable from existing shareholders into Series C convertible preferred shares	$9,000	$—

Series C convertible preferred share offering costs included in accounts payable	$357	$—

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

14.	Collaboration Agreement

Grant Agreement

In November 2013, the Company entered in to a grant agreement with a charitable organization, The Bill & Melinda Gates Foundation (the “Foundation”), to develop cassava plant varieties for Nigerian farmers that are compatible with a modern and appropriate weed management system. Under the development arrangement, the Company has agreed to provide Global Access to the herbicide tolerant cassava plants developed through the project. Global Access requires that (a) the knowledge and information gained from the Project be promptly and broadly disseminated and (b) the Funded Developments be made available and accessible at an affordable price (i) to people most in need within developing countries or (ii) in support of the U.S. educational system and public libraries. The term "developing countries" in regard to Global Access refers to the 50+ poorest countries determined by the World Bank list.

Under the agreement, the Company has received $2.6 million for the development of such varieties through December 2017 based upon the performance of certain research and development activities. During each of the years ended December 31, 2017 and 2016, the Company received cash of $0.5 million under the agreement, and recognized revenues of $0.7 million and $0.8 million, respectively.

15.	Deferred Rent

The Company records rent expense on a straight-line basis over the lease term. Deferred rent is recorded for the accumulated difference between the actual rent and the recognized rent expenses over the term of the lease and results from certain rent escalation clauses and rent abatements. Deferred rent was $0.4 million and $0.7 million as of December 31, 2017 and 2016, respectively.

16.	Commitments and Contingencies

Operating Leases

The Company leases its premises under a non-cancelable operating lease that expires in December 2018. The Company is also responsible for real estate taxes and other charges under the terms of the lease. During the years ended December 31, 2017 and 2016, rent expense under these leases, net of sublease income, was $1.7 million for each year.

Aggregate future minimum payments under operating leases as of December 31, 2017 are as follows (in thousands):

Years Ending December 31,
2018	$1,966
Thereafter	—
$1,966

Litigation

The Company is subject to potential liabilities under various claims and legal actions that are pending or may be asserted.

These matters arise in the ordinary course and conduct of the business. The Company regularly assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in the financial statements. An estimated loss contingency is accrued in the consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

17.	Revision of Previously Issued Audited Financial Statements for the Year Ended December 31, 2016

In preparing the 2017 consolidated financial statements, the Company identified an error related to the accounting and presentation of a transaction with a company controlled by a director of the Board. The Company did not record expenses related to certain development services provided in 2014 through 2016 by this related party (Note 12). In correcting the error, the Company also corrected immaterial items related to the understatement of operating expenses in 2016. Management assessed these errors both individually and in the aggregate in relation to the annual consolidated financial statements as of and for the year ended December 31, 2016 and all previously issued financial statements and determined that the errors were not material to the consolidated financial statements. Accordingly, the Company corrected the errors through a revision of the consolidated financial statements as of and for the year ended December 31, 2016 as outlined below. In addition, the cumulative impact of the understatement of expenses in years prior to 2016 resulted in an adjustment to total shareholders’ deficit of $0.3 million as of January 1, 2016.

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

The effects of this revision to the consolidated financial statements as of and for the year ended December 31, 2016 are as follows (in thousands, except for per share data):

	December 31, 2016
	As Previously Reported	Adjustments	As Revised
Consolidated Balance Sheet
Inventory	$862	$(64)	$798
Total current assets	8,801	(64)	8,737
Total assets	13,254	(64)	13,190
Accrued expenses	1,884	336	2,220
Due to related party	—	684	684
Total current liabilities	4,527	1,020	5,547
Total liabilities	21,095	1,020	22,115
Additional paid-in capital	33,292	(92)	33,200
Accumulated deficit	(152,244)	(992)	(153,236)
Total shareholders’ deficit	(7,841)	(1,084)	(8,925)
	Year Ended December 31, 2016
	As Previously Reported	Adjustments	As Revised
Consolidated Statement of Operations
Cost of product sales	$913	$94	$1,007
Selling, general and administrative	13,174	(122)	13,052
Research and development	19,502	352	19,854
Total operating expenses	33,589	324	33,913
Loss from operations	(31,356)	(324)	(31,680)
Interest expense - related parties	—	61	61
Interest expense, royalty obligation - related parties	3,984	241	4,225
Total other (income) expense, net	4,057	302	4,359
Net loss	(35,513)	(626)	(36,139)
Net loss per share attributable to common shareholders, basic and diluted	(3.48)	(0.06)	(3.54)

Consolidated Statement of Comprehensive Loss
Net loss	$(35,513)	$(626)	$(36,139)
Comprehensive loss	(35,506)	(626)	(36,132)

Consolidated Statement of Cash Flows
Net loss	$(35,513)	$(626)	$(36,139)
Share-based compensation	1,913	(182)	1,731
Interest expense-related parties	—	61	61
Inventory	(793)	64	(729)
Accrued expenses	618	336	954
Due to related party	—	106	106
Interest payable, royalty obligation - related parties	3,984	241	4,225

CIBUS GLOBAL, LTD.
Notes to Consolidated Financial Statements (continued)
(In thousands, expect share and per share data)

18.	Subsequent Events

For the purpose of the financial statements as of December 31, 2017 and the year then ended, the Company identified subsequent events through September 28, 2018, the date on which the financial statements were available to be issued. Material subsequent events are summarized as follows:

On February 16, 2018, the Company closed a third offering round where an additional 17.1 million Series C convertible preferred shares were issued at $2.10 each, resulting in gross proceeds of $35.8 million. Total offering expenses for the offering round amounted to $1.3 million.

On June 13, 2018, the Company closed a fourth offering round where an additional 4.7 million Series C convertible preferred shares were issued at $2.10 each, resulting in gross proceeds of $10.0 million. Total offering expenses for the offering round amounted to $0.2 million.

For services provided in connection with the third and fourth rounds, the Company issued 520,442 warrants to purchase Series C convertible preferred shares on a one-for-one basis. Such warrants will be fully exercisable and entitle the holder to purchase the Company’s Series C convertible preferred shares at an exercise price of $2.10 with a seven-year term.

In August 2018, the Company entered into a research and development agreement with a China-based producer and marketer of specialty ingredients (the “Producer”) under which the Company will employ its Nucelis suite of technologies, including the Rapid Trait Development System (“RTDS”) to develop a series of bacterial strains with specific traits for the Producer. Under the agreement the Company is entitled to an upfront cash payment, conditional payments based on achieving certain milestones and royalties based on the Producer’s commercial sales of products made using the bacterial strains. As of September 28, 2018 the Company has received $0.9 million related to the upfront payment.

On September 24, 2018, the Company issued 8.3 million restricted shares under the Restricted Shares Plan (Note 10) of which 5.1 million will vest in full on November 21, 2021, 2.3 million will vest over four years in accordance with the terms of the underlying purchase agreements and 0.9 million are fully vested on the issuance date. All of the restricted shares issued are subject to a threshold value of $1.77.

             Shares

Class A Common Shares

PRELIMINARY PROSPECTUS

Morgan Stanley	BofA Merrill Lynch

            , 2018

Through and including           , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Transfer agent’s and registrar’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*
Total	$
*	To be completed by amendment

Each of the amounts set forth above, other than the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We intend to adopt provisions in our Bye-Laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, our Bye-Laws will provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

We intend to enter into agreements to indemnify our directors and officers. These agreements will provide for indemnification of our directors and officers to the fullest extent permitted by applicable Bermuda law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person’s services as our director or officer, any of our subsidiaries or any other company or enterprise to which the person provided services at our Company’s request.

We maintain directors’ and officers’ liability insurance, which covers directors and officers of our Company against certain claims or liabilities arising out of the performance of their duties.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

II-1

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Memorandum of Association
3.2*	Form of Bye-Laws
5.1*	Opinion of Conyers Dill & Pearman Limited
10.1*	Form of Registration Rights Agreement, to be effective upon the closing of this offering
10.2*	Amended and Restated Memorandum of Association and Articles of Association of Cibus Global, Ltd., as currently in effect
10.3*	Form of Amended and Restated Memorandum of Association and Articles of Association of Cibus Global, Ltd., to be effective upon the closing of this offering
10.4*
Warrant Transfer and Exchange Agreement, by and between Cibus Global, Ltd., the Persons and Entities named therein as Sellers and Rory Riggs, as the Seller Representative, dated as of December 31, 2014

10.5*	Intellectual Property Security Agreement, by and between each of the Grantor Entities named therein and Rory Riggs, dated as of December 31, 2014
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Independent Registered Public Accounting Firm
23.3*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
*	To be filed by amendment.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on             , 2018.

CIBUS LTD.

By:
	Name:	Peter Beetham, Ph.D.
	Title:	Chief Executive Officer & President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Beetham and Jim Hinrichs each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer & President (principal executive officer)	, 2018
Peter Beetham, Ph.D.

	Chief Financial Officer (principal financial officer)	, 2018
Jim Hinrichs

	Chief Accounting Officer (principal accounting officer)	, 2018
Jonathan Wygant

	Chairman	, 2018
Rory Riggs

	Vice Chairman	, 2018
Gerhard Prante, Ph.D.

	Director	, 2018
Mark Finn

	Director	, 2018
Jean-Pierre Lehmann

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement, on             , 2018.

CIBUS US LLC

By:
Name:
Title: